UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – SUSTAINABLE DEVELOPMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2016**



AngloGoldAshanti

SUSTAINABLE DEVELOPMENT REPORT 2016

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CONTENTS



SECTION 1	SECTION 2	SECTION 3	SECTION 4	SECTION 5	SECTION 6
WHO WE ARE	ABOUT THIS REPORT	LEADERSHIP	STRATEGY	MATERIAL ISSUES	DATA TABLES



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WHO WE ARE

OUR **VALUES**

     

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We seek out new and innovative ways to prevent injury and illness in our business and to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment .... to care.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility, respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave a legacy of enduring value.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency, make efficient use of natural resources, and develop innovative solutions to mitigate environmental and climate risks.

WHO WE ARE (CONTINUED)

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has a globally diverse, world-class portfolio of operations and projects.

AngloGold Ashanti is the third-largest gold mining company in the world, measured by production. It has 17 gold mines in nine countries, as well as several exploration programmes in both the established and new gold producing regions of the world.



MAP
AngloGold Ashanti operations



OUR CORE STRATEGIC FOCUS AREAS
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Ensure financial flexibility
Maintain long-term optionality
Focus on people, safety and sustainability
Supporting our strategy for sustainable cash flow improvements and returns

GRI

OUR BUSINESS OBJECTIVES



Focus on people, safety and sustainability	Ensure financial flexibility	Optimise overhead, costs and capital expenditure	Improve portfolio quality	Maintain long-term optionality
• **Focus on people, safety and sustainability:** our business must operate according to our values if it is to remain sustainable in the long term.	• **Ensure financial flexibility:** the balance sheet is the foundation of our company and we must ensure it always remains able to meet our core funding needs.	• **Optimise overhead, costs and capital expenditure:** all spending decisions must be checked and double checked to ensure they are necessary to fulfill our core business objective.	• **Improve portfolio quality:** we have a portfolio of assets that must be actively managed as we strive for a competitive valuation as a business.	• **Maintain long-term optionality:** while we are focused on ensuring the most efficient day-to-day operation of our business we must keep an eye on creating a competitive pipeline of long-term opportunities.











WHO WE ARE (CONTINUED)

PERFORMANCE SNAPSHOT



52,649
employees
(2015: 52,266)



3.6Moz
gold produced
(2015: 3.9Moz)



$4.3bn
revenue
(2015: $4.2bn)



$4.3bn
market
capitalisation
(2015: $2.9bn)



3.6Moz
total gold sales
(2015: 3.9Moz)



$4.1bn
annual gold income
(2015: $4.2bn)



SHAREHOLDING

AngloGold Ashanti's primary listing is on the Johannesburg Stock Exchange (JSE) in South Africa. The company is also listed on the New York, Australia and Ghana stock exchanges.

The Government of Ghana retains a 1.56% interest in the company. The respective national governments hold direct interests in our operating subsidiary in Guinea and joint ventures in the Democratic Republic of the Congo (DRC) and Mali. In Argentina, Fomicruz, a state owned company operating in the province of Santa Cruz, owns a 7.5%

interest in the Cerro Vanguardia operation. In addition to its mining operations, AngloGold Ashanti holds a shareholding of 42.4% in Rand Refinery (Pty) Limited, a gold smelting and refining business in South Africa, and wholly owns and operates the Queiroz refinery in Brazil.

The annual financial statements of the group incorporate the financial statements of the company, material subsidiaries and joint ventures and associates. A list of principal subsidiaries and operating entities is included in the Annual Financial Statements 2016.

Economic value
distributed
$3.4bn
of this $1.1 billion was paid
to employees as salaries and
wages and $20.2 million spent on
community and social investments

ABOUT THIS REPORT


ARTICULATING OUR PERFORMANCE
in a transparent and accountable way

This report presents information on our sustainable development performance in 2016.



REPORTING BOUNDARIES AND SCOPE

Our reporting boundary is the description of where impacts occur for each issue during the 2016 reporting period.

The AngloGold Ashanti Sustainable Development Report 2016 seeks to present detailed information on our sustainable development performance from operations within our reporting boundary.

In setting our reporting boundary, we have considered impacts which result from operations within AngloGold Ashanti and its associated companies, as well as impacts on the company from external factors. While we seek to establish a consistent boundary for reporting across all our sustainable development metrics, we do report on developments, impacts and data outside our reporting boundary where these are material to the business and its sustainable development performance.

In the context of this report, "outside of the organisation" refers to our suppliers, where we do not own the assets and do not directly engage or employ the workforce, and where we do not operate the asset under a contractual obligation. "Within the organisation" refers to all operations and entities in which the group has a controlling interest and which are under our management, in terms of a contractual obligation. We therefore do not report on non-financial information for either the Morila Mine

in Mali or Kibali in the Democratic Republic of the Congo (DRC), which are managed and operated by our joint venture partner Randgold Resources Limited.

CONTROL
By control we mean we own the assets and engage or employ the workforce.

SIGNIFICANT INFLUENCE
By significant influence we mean we operate the asset under a contractual obligation to the owners.

REPORTING
Information is consolidated and reported as AngloGold Ashanti results for assets under our control. For assets where we have a significant influence, we may choose to report information externally if it is of specific interest and applicable agreements allow.

COMPLIANCE WITH REPORTING GUIDELINES

This report has been prepared in accordance with the GRI G4 core reporting guidelines. These guidelines are the benchmark for sustainability reporting globally. We report at a core level against the guidelines, which means we assess what is material for our business and focus our reporting on these aspects.

AngloGold Ashanti is a signatory of the United Nations Global Compact (UNGC) and this report serves as the 2016 Communication on Progress (COP). It is also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member. The section on External Charters provides additional detail of compliance with other frameworks, including voluntary memberships.

SUPPORTING DOCUMENTS

- *External charters*
- *Extractive Industries Transparency Initiative*
- *UN Voluntary Principles on Security and Human Rights*
- *Sustainable Development Framework of the International Council on Mining and Metals*
- *United Nations Global Compact*
- *Conflict-Free Gold Report*
- *GRI Content Index*

 **GRI** | G4-19 | G4-20 | G4-21



SELECTING OUR REPORT CONTENT

The AngloGold Ashanti Sustainable Development Report 2016 articulates the company's sustainable development performance across all operating jurisdictions for the reporting period 1 January 2016 to 31 December 2016.

Due to the operational complexity, geographical diversity and size of AngloGold Ashanti, our content selection processes focused on capturing and articulating issues of material concern that effected the group during the 2016 reporting year. This also includes a reflection of what we want to achieve through our reporting and whom we view as our primary readers.

The materiality selection process takes into consideration guidance in respect of materiality provided by the International Integrated Reporting Council, the GRI's G4 guidelines and the Accountability AA 1000 Stakeholder Engagement Standard.

The materiality selection process involved:

A review of the 2015 material issues. These were reviewed to determine their current relevance within the AngloGold Ashanti sustainable development landscape. It emerged that the challenges identified in 2015 were still relevant to the current business context, although the key features of the material issues had shifted during the reporting year. These key features have been updated and articulated in the introduction of each material issue in this report.

Identification of emerging issues. We evaluated the strategic and operational risks identified by the business, including topics covered in sector and market reports and in the media. Lastly, we considered feedback from our investors and other stakeholders through our direct and indirect engagements.

Determining and prioritising the material issues. To validate whether issues were material for the 2016 reporting year, we applied a classification and ranking approach to arrive at the set of material issues. The classification process involved determining whether material issues could be reported on effectively within the context of the business and global reporting frameworks. We also considered whether they met the definition of an issue, or were contributing factors. Through a robust process with discipline owners across

G4-23

the business, the set of material issues was ranked according to priority.

The criteria for ranking the material issues included the following:

- focus during the reporting period;
- relevance to the company;
- impact on achieving or maintaining our social licence to operate; and
- alignment with Sustainable Development Goals.

A set of 10 material issues were agreed. Both the material issues identified and the final report were reviewed by the Executive Committee and the Social, Ethics and Sustainability Committee of the board. This was done to ascertain whether the material issues for reporting represented a balanced and comprehensive view of the critical areas of concern for the business and stakeholders. This process also determined whether any additional or emerging issues, which should have been included, had been omitted.

Mapping each material issue to the United Nations Sustainable Development Goals (SDGs) has been used to further test their relevance to our external landscape and to societal expectations. Of note, the linkages are particularly strong where a material issue maps to multiple SDGs. The implication is that in meaningfully addressing these material issues, there is broader positive impact.

G4-18

OUR 2016 MATERIAL ISSUES



- EMPLOYEE SAFETY
- EMPLOYEE AND COMMUNITY HEALTH
- MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION
- RESPONSIBLE ENVIRONMENTAL STEWARDSHIP
- INTEGRATED CLOSURE PLANNING
- ARTISANAL AND SMALL-SCALE MINING
- EMPLOYEE, COMMUNITY AND ASSET SECURITY
- TALENT MANAGEMENT AND SKILLS DEVELOPMENT
- RESPECTING HUMAN RIGHTS
- NAVIGATING REGULATORY AND POLITICAL RISK



REPORTING ASSURANCE

We engaged Ernst & Young to perform an assurance engagement to report on whether the Sustainable Development Report 2016 complies with the International Council on Mining and Metals (ICMM) Sustainable Development Framework Subject Matters 1 - 4. Specifically:

- **Subject Matter 1:** Alignment of AngloGold Ashanti's sustainability policies to the ICMM's 10 SD Principles and Mandatory Requirements in ICMM Position Statements.

- **Subject Matter 2:** Material sustainable development risks and opportunities and the views and expectations of our stakeholders.

- **Subject Matter 3:** The existence and status of implementation of systems and approaches that the company is using to manage material sustainable development risks and opportunities.

- **Subject Matter 4:** Performance against a number of key performance indicators chosen for reporting which reflect the issues which are material for the business.

In addition to reliance on external assurance, our assurance approach also includes a review of this report and of our ongoing sustainability performance by AngloGold Ashanti's Group Internal Audit team.

Group Internal Audit provided assurance for the 2016 sustainable development reporting in terms of the Group Internal Audit Charter as approved by the company's Audit and Risk Committee. The audits were performed in accordance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit.

Internal assurance includes a programme of combined assurance assessments, comprising site visits and reviews, undertaken during the course of the year. These assessments determine the validity, accuracy and completeness of the relevant GRI G4 indicators in our reports, together with various data transfer and integrity checks.

This Sustainable Development Report 2016 was approved by the Social, Ethics and Sustainability Committee and the Board of Directors on 22 March 2017.





SECTION 3

LEADERSHIP



In this section our leaders reflect on the sustainable development performance of AngloGold Ashanti.





FROM THE CHAIRPERSON OF THE SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE



Sustainable development and inclusive economic models are increasingly becoming the *sine qua non* of successful businesses across the globe.

NOZIPHO JANUARY-BARDILL
Chairperson of the Social, Ethics and Sustainability Committee



The notion of sustainable development is no longer associated with "underdeveloped" third world economies, but with a vision that sees global economic growth as long term, inclusive, collaborative, socially fair, and environmentally prosperous for all.

The business case for sustainable development is strong and gaining momentum in the global context. The adoption by the United Nations of the 17 global Sustainable Development Goals from ending poverty and hunger in all societies, to deepening multi-stakeholder partnerships to attain these goals, has further accelerated the urgency for an approach to business that pursues social and environmental sustainability and protects the safety, security, health and well-being of employees and communities as energetically as it pursues market share and shareholder value. This approach, it is further argued, although disruptive, has the effect of

creating new opportunities for businesses, governments and civil societies; unleashing and stimulating innovation and enhancing efficiencies and shared value. Companies that are not agile and forward looking enough to see the value of embracing a sustainable development approach risk becoming sterile and uncompetitive.

AngloGold Ashanti as a company exists in this shifting landscape and our thinking on sustainable development continues to evolve as in the macro context. As a corporate citizen we are compelled to be sensitive to the social, economic and environmental contexts in which we operate. Our value proposition has to be one that aims not only to benefit the company and its shareholders, but also the societies in which we exist. The success of our company is intertwined with the success of the communities and countries where we operate. Conversely, we cannot be a healthy company in an unhealthy society.

In this regard much progress has been made in pursuing our sustainable development goals. The company is progressively making the transition from a position where business and sustainable development objectives were separate, to a state where they are fully integrated. Testimony to the progress we have made, is that people and sustainability parameters account for 22% of senior manager and executive performance-based discretionary pay in 2016. Going forward we anticipate that this will increase to 25%. The integration of sustainable development into the business is increasingly resulting in positive and impactful outcomes in the growth of the business and its social and environmental context.

In 2016, our Social, Ethics and Sustainability Committee of the board continued to be active. Beyond focusing on current requirements for an effective committee, we began to proactively understand and address the requirements emerging from the King IV Report on Corporate Governance.



FROM THE CHAIRPERSON OF THE SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE (CONTINUED)

We are confident that all requirements will be met timeously.

Safety remained a top priority for the board. The vulnerability of people in our mines is profound and thus safety will continue to receive our full attention. In the same vein, the health of employees is important. While we recognise that dealing with occupational diseases is difficult given the long period of time between possible exposure to health hazards and the development of disease, our resolve to eliminate such diseases remains firm. We remain focused on the prevention of occupational exposures.

We also paid particular attention to issues concerning the environment due to their intimate relationships with people who live off the land in the areas where we operate. Security related issues surfaced at the board committee meetings throughout the year. This includes securing our assets, as well as mitigating the impact of security risks on our host communities. Our primary concern is the safety of people, which includes our obligation to ensure human rights principles are embedded in the way we respond.

The complex challenge of artisanal and small-scale mining (both legal and illegal) continues to confront the mining industry. Our Social, Ethics and Sustainability Committee of the

board is particularly dedicated to formalising policies and frameworks to enable more sustainable solutions.

Despite significant challenges in the mining industry such as volatility in the gold price that impacts negatively on our share price, and instability in some of the regions where we operate, the outlook for 2017 remains optimistic. As mining becomes more technically complex, we are looking to technology to enable growth and to ensure we can mine more safely. More predictable political and economic conditions across our jurisdictions are imperative and would be more conducive to the growth that is desired.

As the board of AngloGold Ashanti, we have great confidence in the leadership of the executive team. Similarly, shareholders have provided positive feedback on the direction the company is taking. AngloGold Ashanti as an institution is getting stronger. Our challenge now rests on how to best navigate an increasingly unstable external environment and keep our people motivated and engaged in a way that is reflective of our values as a responsible global and local citizen.

Nozipho January-Bardill
Chairperson of the Social, Ethics and Sustainability Committee



The success of our company is intertwined with the success of the communities and countries where we operate.



FROM THE DESK OF THE CEO



Our aim is to have every person return home safely to their families each day.

SRINIVASAN VENKATAKRISHNAN
Chief Executive Officer

TO ANGLOGOLD ASHANTI'S STAKEHOLDERS,

AngloGold Ashanti's key strategic focus is clear: to safely generate sustainable free cash flow and returns. What this means, in a nutshell, is that we will strive to create a business that will safely and responsibly generate sufficient cash flow and returns over the long term, enabling it to address the sustainability opportunities and challenges in our operating environment and pay a dividend to our shareholders.

OUR STRATEGY AND VALUES

When we shaped our strategy back in 2013, we didn't simply say we want to improve cash flow and returns. We deliberately emphasised the need to ensure the sustainability of those objectives. In the first instance, that requires maintaining – and indeed improving – our social licence to operate. We have at all times worked hard to ensure that 'sustainable development' is never a discipline that functions separately from our core business of exploring for, and developing gold ore bodies. Instead, we have made every effort to ensure sustainability is a cornerstone of our strategy, and is integrated into every aspect of the business.

We understand absolutely that we must adhere to our values, listen to our different stakeholders and respond to their needs in a way that responsibly balances a number of competing objectives which span production, costs and ongoing investment on the one hand, and safety, responsible environmental stewardship and inclusive economic development of host communities, on the other.

This is a challenging task, given the scarcity of capital. But it is made easier by non-negotiable adherence to a strong set of values that are not only the standard governing how we do business, but an invaluable guideline for our behaviour and decision making.

Our values enjoin us to always treat people with respect and dignity, recognising that building and maintaining trust is an integral part of sustainability. They also ensure that we actively strive to promote diversity, creating a diverse business that is representative of our global operating footprint. Finally, our values demand that we deliver on our commitments in an ethical way and that we respect the environment and our host communities, our most important constituency. We must not only co-exist with our neighbours, but make good on our commitment to leave them better off for us having operated our mines near where they live.

In all cases, we must continue to support and uphold the highest levels of honesty and accountability, both from our employees and leadership team, but also from our partners in business, labour and government.

HEALTH, SAFETY, ENVIRONMENT, HUMAN RIGHTS

Mining is by nature a challenging, invasive business. Whilst we strive to achieve the highest standards it is important that we recognise areas where we have fallen short. This report aims to provide an honest account of our activities, with not only an exposition of our successes in the broad field of sustainability, but also the areas in which we can improve. We remain humble, open to learning from our experiences and to ultimately improve the way we do business and increase our positive impact on society.

There is no greater area where this is true than in the area of safety. It is with a heavy heart that I extend my sincere condolences to the families of our seven colleagues who lost their lives in workplace accidents last year. There is no higher priority for AngloGold Ashanti – and indeed for me – than the safety and wellbeing of every person that comes to work. Our aim is to have every person return home safely to their families each day. This is a commitment that we will continue to demonstrate across our global portfolio, every day.

There are, however, areas of real encouragement for us. Over the past decade, AngloGold Ashanti has reduced operating fatalities by more than 80%. Over the same period, we



FROM THE DESK OF THE CEO (CONTINUED)

have improved our all injury frequency rate, the broadest measure of workplace injuries, by more than two-thirds. While these are gratifying outcomes, we will not relent in our endeavours to prevent harm to employees. Like in any heavy industry, and especially in a company like ours that employs more than 50,000 people globally, human error remains among our greatest challenges. This is an aspect of the business that we continue to work hard to mitigate in cooperation with a broad group of stakeholders.

While operational safety is obviously a significant concern, the overall health and wellbeing of our employees is also a major area of focus for us.

In South Africa, the legacy issue of silicosis remains a pressing challenge. Along with our industry peers, we have established the Occupational Lung Disease (OLD) Working Group, which seeks a comprehensive and sustainable solution to the legacy and ongoing concerns relating to OLD. For two years, the OLD Working Group has been and continues to be in ongoing discussions with all stakeholders – including legal representatives of OLD litigants, government and labour – with a view to finding common ground and to seeking the solution to this industry legacy

issue. Progress has been made in other key areas, notably the ongoing advances made in addressing Occupational Tuberculosis, which have resulted in a 70% reduction in case incidence since 2004, with incidence rates among employees now approaching national averages in South Africa. There have also been consistent improvements in environmental stewardship, with only a single reportable incident occurring in 2016, down from four the previous year.

VOLATILE TIMES

We live in increasingly volatile times, and we recognise the need to navigate political upheaval; evolving regulation and the uncertainty this brings; increased nationalism and challenges associated with migration; higher levels of community activism and (welcome) oversight from non-governmental organisations; mounting global security concerns and the distinct cultural patterns in host societies; and different labour relations challenges in each of our operating jurisdictions. With this backdrop, it is clear that we need to develop and nurture many of the skills traditionally associated with diplomacy.

In responding to all these challenges, we will again be guided by our values, but will also leverage the progress we continue to make in embedding a culture of human rights into the fabric of our business. We have made substantial headway in entrenching the

Voluntary Principles on Security and Human Rights (VPSHR) and the United National Global Compact on Business and Human Rights into our grievance procedures, relocation processes and all aspects of security management.

Our ability to respond effectively to a dynamic environment is made easier by our ability to attract and retain key talent. Given the scarcity of talent across the mining industry, we believe we have done a good job in recruiting world-class employees and providing development opportunities for them to realise their potential. We also look to provide an environment in which employees can create new, more innovative ways of delivering on their commitments.

As a good corporate citizen, we are also alive to the need to remain compliant with all rules, regulations and laws in each of our operating jurisdictions. And while we fully recognise the imperative to provide returns to our shareholders who fund the business, we are also mindful of the need to operate for the good of all stakeholders, including host governments and communities. By promoting socio-economic development and more inclusive growth, we vastly improve the overall sustainability of the business.

Srinivasan Venkatakrishnan (Venkat)
Chief Executive Officer





THE VIEW OF THE EXECUTIVE VICE PRESIDENT, SUSTAINABLE DEVELOPMENT



Our focus is to ensure sustainable development principles become deeply embedded in the business value chain.

DAVID NOKO
Executive Vice President, Sustainable Development



The challenges we face in our business landscape are escalating every year. From a global perspective, we express them as our Material Issues recognising, that in practice, they manifest in different ways in the various jurisdictions where we operate. In 2016, we experienced challenges across all disciplines within the sustainable development portfolio, in different forms and in varying degrees of complexities: Safety, Health, Environment, Community & Government Affairs and Security & Human Rights.

Although we are optimistic about the future we also expect 2017 and the coming years to become more challenging. We are working hard to build appropriate knowledge, skills and capacity to enable us to deal with the complex operating environments we exist in. In pursuit of proactive and predictive ways of working, during 2016, our journey towards excellence intensified.

We are implementing our strategy to becoming a resilient organisation.

Within AngloGold Ashanti it is accepted that sustainable development is a core part of the business. Central to our strategy is the extent to which we integrate sustainable development principles into business processes.

We also recognise that there is economic value accruing to our business through our sustainable development performance such as in improved safety performance and harmonious relationships with communities and other stakeholders. Our approach will guarantee us multiple benefits that are very significant in modern society where corporate consciousness, values and ethical conduct are considered positive elements for long term business success.

Our focus now is to ensure sustainable development principles become deeply embedded in the business value chain.

This includes the ability of the disciplines to demonstrate commercial awareness and our contributions to the bottom line and equitable sharing of the benefits with all the stakeholders impacted by our business. Beyond the business we continue to shift our focus from just implementing a suite of sustainable development activities to understanding the impact of the organisation's efforts. As we elevate our capability to address the challenges we face, and move toward resilience, we enhance our social licence to operate and increase our ability to compete successfully in all aspects of our business.

Looking to 2017, we will continue along our current sustainable development trajectory. Moving beyond, we will focus on establishing higher order ambitions.

These will consider and include the United Nations Sustainable Development Goals, as they impact our business. Operationalising the prioritised goals within our strategy and demonstrating our progress to their achievement will be a big step in bridging the gap between the company, governments and the communities in which we operate.

As we continue to strengthen our ability to implement projects and initiatives within the business, we continuously seek to maximise the positive impact we have on others.

David Noko
Executive Vice President,
Sustainable Development



SECTION 4

STRATEGY



Our group sustainable development strategy outlines the actions required to secure our social licence to operate and ultimately to support the company's success.

STRATEGY FOR SUSTAINABLE DEVELOPMENT

Sustainable Development remains core to our business strategy. As reflected in our five strategic focus areas, our attention to safety, people and sustainability provides a foundation which enables success in the other four areas. We believe that superior sustainable development performance not only gives us our social licence to operate, but also drives better business performance. Being compliant qualifies us to conduct our business. Moving beyond compliance, our sustainable development performance serves as a source of competitive advantage.

The sustainable development challenges we face are characterised by complexity.

Our success in navigating them is determined by two factors – the levels of trust we share with our stakeholders, and the quality of the solutions we develop and implement. Our strategic approach seeks to address our challenges in a transformational way. This requires that we build high levels of trust with our stakeholders, and develop the best solutions for mutual benefit. We recognise that this requires that we engage positively and authentically with our stakeholders to have a shared understanding of our challenges, and establish a shared view of the future. In our vision of the future, we share risk, address the barriers we face, and embrace accountability.





OUR STRATEGIC FRAMEWORK



Understanding the challenge

OUR STRATEGY
IS DYNAMIC
AND ADAPTIVE

taking into account developments in the key parameters which define the strategic landscape in the jurisdictions in which we operate.

Our coherent set of actions

Sustainable development value proposition

Turning strategy into action and guiding principles

"Our group sustainable development strategy outlines the actions required to secure our social licence to operate, and ultimately to support the company's success."



STRATEGY FOR SUSTAINABLE DEVELOPMENT (CONTINUED)

OUR ACTIONS IN 2016

Our strategic framework provides a basis for coherent action across the company. During the year the group Strategic Framework was validated by the global sustainable development leadership team at a strategy workshop in May 2016. In addition to this validation, attention was placed on strengthening the foundation and internal systems and processes focus areas. The rationale for this prioritisation was to reinforce the necessary capability required to enhance positive impact.

STRENGTHENING THE FOUNDATION

Significant progress was made in all four strategic focus areas of this perspective. A company framework for the health of discipline was finalised by the group Human Resources department for implementation across the company. It establishes a common language and approach to ensure adequate capability for defined discipline or business unit service offerings. All disciplines within the Sustainable Development portfolio have functional structures at corporate and operational levels, with the appropriate skill mix and accountabilities. Talent management processes are in place to support business success.

Continued progress was made in embedding and integrating sustainable development into the business. Senior business leaders have

been engaged around the strategy, covering the board, the Executive, Senior Vice President and Vice President levels across the company. Additionally, strategic business activities have been targeted for sustainable development integration. Integration activities continued during the year and are expected to be ongoing over the next few years.

These include incorporating:

- sustainable development inputs into asset strategy decision making;
- discipline input into projects and business planning; and
- sustainable development practices such as critical controls into work processes.

The challenge we continue to face is embedding and integrating sustainable development into the business to the extent that employees at rock face see and conduct their day-to-day work through this lens. The safety discipline has progressed furthest along this pathway, and we will continue to use our learnings in safety as we extend the approach to all disciplines within the portfolio.

Through implementation of the Group Data Management Framework and Guidelines, greater assurance has been given to data integrity. Sustainable development disciplines have continued to enhance their performance metrics and related analytics.





STRATEGY FOR SUSTAINABLE DEVELOPMENT (CONTINUED)

During 2017, further work will be undertaken to incorporate relevant United Nations Sustainable Development Goals, metrics and targets into our strategic framework, setting the basis for their operationalisation.

A key development during the year was the establishment of a partnership between AngloGold Ashanti and the University of Cape Town. The partnership connects AngloGold Ashanti with the Faculty of Engineering, the Faculty of Law, the Graduate School of Business and the Hasso Plattner Institute of Design Thinking. The lead agency within the partnership is the Minerals to Metal Signature Theme of the department of Chemical Engineering. While retaining independence within the partnership, the combination of partners will leverage off the two aspects of rigorous theory development and real world implementation, as we seek to collectively enhance our impact.

For 2017, two collaborative projects are underway:

- the establishment of a Sustainable Development Thought Leadership Group to focus on operationalising the Sustainable Development Goals; and

- the hosting of a Winter School at the University, focusing on next-generation sustainability thinking.

It is anticipated that as the partnership evolves, our collective impact for the greater good will increase.

INTERNAL SYSTEMS AND PROCESSES

Over the past few years much progress has been made by the safety discipline in strengthening risk management through the identification, monitoring and management of critical controls. Building on the foundation, other sustainable development disciplines within the portfolio have pursued this direction and are making progress in the use of Bow-Tie Analysis and Critical Control Management.

Implementation of the various sustainable development projects reported on under the material issues is done according to our established business practices. This includes planning, budgeting and resourcing within operational business plans, as well as project execution, monitoring and reporting in a way which seeks to drive continuous improvement. Operational business plans incorporate sustainable development related activities, with a progressively increasing understanding of the interplay between core business activities and those related to sustainable development.

Monitoring and evaluation, along with governance and assurance continued to improve as reflected in favourable reports from Group Internal Audit.



> **"** *Operational business plans incorporate sustainable development activities with an increased understanding of the interplay between core business activities and those related to sustainable development.* **"**



STRATEGY FOR SUSTAINABLE DEVELOPMENT (CONTINUED)

The Social, Ethics and Sustainability Committee of the board continued to be active through the year, interrogating issues and providing guidance to the company.

SOCIAL LICENCE TO OPERATE

Important progress continues to be made in the area of creating shared value through local socio-economic development. Two particular examples worth reflecting on are the projects underway with the AmaMpondo community in the Eastern Cape of South Africa and the suite of development projects implemented in Geita, Tanzania. These projects outline the potential synergy between the mining and agricultural sectors and signal a shift from a traditional sustainable development approach focusing on small income generating projects to one with the potential for large-scale commercialisation of agriculture.

Engaging in these projects – with communities actively involved in their co-design – leverages off the company's competencies of land and water management, and involves partners with specialist agricultural capability. In the event of their long-term success, the possibility of new understanding of the concept of

alternative livelihoods is created. Beyond establishing alternative jobs, we create the potential for alternative industries which would truly drive community resilience in line with local and national development objectives. Success in these projects will provide the basis for scaling such activities to other parts of the business, in a way that meets their particular circumstances.

BUSINESS COMPETITIVENESS

Within the business there is implicit acknowledgement that our sustainable development performance contributes to the financial bottom line. This is evident in areas such as improving safety and environmental performance and reducing business interruptions related to conflict with communities. Tangible demonstration of the business case and measurement of benefits in financial terms however, remains at a fairly embryonic stage. Preliminary work has been done using the International Finance Corporation's Financial Valuation Tool which is used to quantify the value derived from sustainable development initiatives. More detailed application and testing will be undertaken in 2017.

OUR PERFORMANCE

Perspective	Strategic focus area	2015	2016
Strengthening the foundation	Health of discipline	🟡	🟢
	Integrating sustainability	🟢	🟢
	Knowledge management	🟡	🟢
	Stakeholder engagement	🟡	🟢
Internal systems and processes	Manage risks and opportunities	🟢	🟢
	Operational excellence	🟡	🟢
	Monitoring and evaluation	🟡	🟡
	Governance and assurance	🟢	🟢
Social licence to operate	Demonstrating risks are managed	🟡	🟡
	Creating shared value	🟡	🟢
	Compliance	🟢	🟢
Business competitiveness	Protecting and creating economic value	🔴	🔴
	Enabling business growth	🔴	🟡

🟢 Significant progress

🟡 Moderate progress

🔴 Low progress



SECTION 5

MATERIAL ISSUES



We review and determine our material issues through robust filters, applied in a consistent way over time



MATERIAL ISSUES

Our sustainable development challenge is framed by the material issues facing the company. Our reporting reflects these issues as they are highlighted by the business and our stakeholders.

We review and determine our material issues through a robust filter, applied in a consistent way which enables us to shape our sustainable development strategy and respond to challenges in a coherent and dynamic way.



Click the icons to go to the material issues



EMPLOYEE SAFETY

The safety of people continues to be front of mind for leadership at all organisational levels, setting the tone and reinforcing the importance of safety through consistent leadership behaviours.

IN FOCUS

Fatality-free fourth quarter — only the fifth time in the history of the company

Safety risks remains high due to challenging operating conditions

KEY FEATURES

Employee safety continues to be a priority and our goal remains the elimination of fatalities and injuries in the workplace. During the year we made progress in the three strategic imperatives outlined in 2015, namely:

- leadership commitment, engagement behaviour and strengthening organisational capability;
- understanding and managing major hazards; and
- ensuring compliance to our standards, processes and work methods.

All operating areas have aligned safety strategies in place and have made progress in their implementation. Throughout the year safety continued to be front of mind for leadership at all organisational levels, setting the tone and reinforcing the importance of safety through consistent leadership behaviours. Notwithstanding the progress made, employee safety remains a challenge. Activity in each

 

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strategic imperative, as well as across the different operating areas has been varied and further work is required to create workplaces free of occupational injury.

Furthermore, work stoppages by regulators for safety reasons had an impact on our business activities in South Africa, in that they resulted in lost production of about 73,208oz of gold during the year. This level of production loss has an especially significant negative impact in a high, fixed-cost business such as ours. In some instances we believed these regulatory stoppages of entire mines to be disproportional to the perceived threat of the safety infraction in question, a view endorsed by the Labour Court in an October 2016 ruling in favour of the company with respect to a stoppage of the entire Kopanang Mine. The court provided a helpful guideline for the implementation of safety regulations, holding that the action by regulators in a response to an infraction, should be proportional to the level of the threat. This is to say that an entire mine should only be closed if a safety infraction presents a credible threat to every employee working on the mine, otherwise more localised stoppages should be implemented.

OUR ACTIONS IN 2016

Work to improve employee safety was organised along the three strategic imperatives outlined in 2015. Activities were cascaded to all operating areas and a scorecard evaluating implementation progress was developed for

executive review. Along with activities focusing on improving safety performance, compliance to standards and the organisation's safety cultural maturity was assessed using a safety standard assessment tool.

LEADERSHIP COMMITMENT, ENGAGEMENT BEHAVIOUR AND STRENGTHENING ORGANISATIONAL CAPABILITY

During 2016, various operational sites determined the leadership behaviours required to strengthen the safety culture. Work routines were reviewed and reinforced to support consistent safety performance. In addition, mechanisms to review and report on safety leadership behaviours are currently being developed. As part of setting the organisational tone to strengthen the safety culture and demonstrating leadership commitment to safety, all fatal and significant high-potential incidents were formally reviewed by the Chief Executive and Chief Operating Officers. Reviews included analysis of individual, workplace and organisational underlying contributing factors for each actual or potential significant incident. The system to share learnings across the organisation, developed in prior years, continued to mature with increasing openness and transparency in reporting. In South Africa, a culture of commemoration exists for the first year anniversary of employees lost to occupational injuries, providing an opportunity for reflection on learnings from past incidents and reaffirming that corrective actions are still in place and effective.



EMPLOYEE SAFETY (CONTINUED)

Annual safety training targets for different organisational tiers and work categories were established at the beginning of the year and delivery of training units was tracked against the Key Performance Indicators (KPIs). To further improve the quality and relevance of safety training, design of the training programmes included integration of safety aspects and requirements into work routines. The adequacy of the safety discipline to support operators in performing work safely was reviewed against the Health of Discipline Framework. This included appropriateness of safety organisational structures, required skills within the structure, capability of staff, assessment of the talent pool and review of succession plans. The process is ongoing and as gaps are identified they are addressed.

In the coming year, we will review the key leadership behaviours against the performance requirements and assess their impact on compliance to critical controls. Leadership practices will also be evaluated. Review of the health of the group safety discipline will be ongoing and safety capability training across the organisation will continue according to a three-year plan.

UNDERSTANDING AND MANAGING MAJOR HAZARDS

Active management and review of operational safety profiles continued to serve as a basis for prioritising major hazard management activities.

During the year a set of Major Hazard Standards were developed. These were signed off by the Executive Committee in July 2016. All operating areas subsequently completed gap analyses in relation to the standards and implemented processes to address gaps identified.

As part of implementing the Major Hazard Standards, the process of developing BowTie risks for major hazards described in 2015 continued at an operational level. Monitoring of the adequacy and effectiveness of critical controls took place, with an increasing focus on the introduction of engineering controls. Strengthening engineering controls is being incorporated into the business planning and budgeting process. While various critical control monitoring systems are in place across the company, a system for common application is being piloted at sites in Brazil, Colombia and Australia (Sunrise Dam Gold Mine). Fatal risks related to ground control and horizontal transport (rail-bound, trackless and vehicle related) remain priorities for the company, as reflected in operational safety profiles, and high-potential incidents. For 2017, we will focus on embedding major hazard management into work processes. Work will continue to strengthen technical and engineering controls, along with assessing compliance and their continued effectiveness. This will include enhancing the monitoring process and identifying opportunities for improvement.

The group exceeded
2016 SAFETY TRAINING TARGETS BY
124%





EMPLOYEE SAFETY (CONTINUED)

ENSURING COMPLIANCE TO OUR STANDARDS, PROCESSES AND WORK METHODS

During 2016, the company tool for self-assessment and evaluating compliance to standards was revised and simplified. The tool focuses on the 20 company safety standards, and is also used to establish the level of safety cultural maturity at an operating level. While the tool is initially used for self-assessment, the results are reviewed and validated by the group safety team as part of the combined assurance process.

Consistent with our intent to drive continuous improvement, further leading performance indicators were introduced and embedded in company reporting. These include high-potential incidents, compliance to critical control monitoring and closeout rates of any control weaknesses identified. During the year reporting on high-potential incidents focused on building an open reporting culture; enhancing organisational learning; and institutionalising change.

Review of legal compliance and supporting processes continued throughout the year, with the evaluation of any non-compliance and the implementation of any required

remedial action. In general the focus on compliance has been used to establish a platform for continuous improvement. Progress in this strategic focus area is also interlinked with the first two strategic imperatives. The tools and processes applied for strengthening leadership, organisational capability and hazard and risk management support both meeting compliance requirements and driving continuous improvement. In 2017, the focus will be on strengthening learning processes across the company and further standardisation.

OUR PERFORMANCE

In reflecting on our safety performance for the year we consider the following four areas:

- progress of activities and embedding the safety strategy across the business;
- compliance to standards and safety cultural maturity;
- leading indicators; and
- safety outcomes.

This approach provides a comprehensive overview of the state of safety across the company.

IN MEMORIUM

Tragically, seven employees lost their lives as a result of work-related incidents during 2016. In remembrance of our colleagues, the names of these individuals are:

Mr. Joseph R Khalla (11/01/2016) Fall of ground incident – Tau Tona Mine, South Africa

Mr. Nkosefikile Melitafa (29/04/2016) Seismic event – Savuka Mine, South Africa

Mr. Tumelo J Qamele (29/04/2016) Seismic event – Savuka Mine, South Africa

Mr. Leronti N Mahlakeng (06/07/2016) Fall of ground incident – Mponeng Mine, South Africa

Mr. Ramphoko Dominika Chere (25/07/2016) Fall of ground incident – Kopanang Mine, South Africa

Mr. Tlelaka Bernard Ntisa (26/07/2016) Railbound Transport incident – Tau Tona Mine, South Africa

Mr. Norbeto Rezende da Silva Filho (20/09/2016) Heavy Mobile Equipment Incident – Cuiabá Mine, Brazil

We offer our sincerest condolences to the families and recognise that one life lost is one life too many. Our support to the families of our late colleagues is unwavering and includes assistance with funeral expenses and providing financial support for dependants. Furthermore, we remain committed to achieving workplaces free from occupational injury and striving towards our goal of zero harm.



EMPLOYEE SAFETY (CONTINUED)

PROGRESS OF ACTIVITIES AND EMBEDDING THE SAFETY STRATEGY ACROSS THE BUSINESS

During the year a dashboard was developed, highlighting progress in implementing planned activities at operational levels in embedding the safety strategy.

Three broad-based safety-training programmes have been developed to build organisational capability and capacity across the portfolio namely: safety leadership, hazard and risk management, and incident investigation. A long-term training plan commenced in January 2014. During 2014 (year 1), approximately 5,000 individuals were trained, followed by more than 9,000 individuals in 2015 (year 2) and 9,974 people were trained in 2016 (year 3) – a 124% above the target of training 4,444 individuals.

2016 Safety strategic plan implementation progress	
Review legal compliance process	🟡
High potential incidents and reporting culture	🟢
Introduce leading key performance indicators business wide	🟡
Annual assessment processes of all safety standards	🟢
Complete baseline risk assessments to identify site specific risks	🟢
Include identified engineering control opportunities in business	🟡
Return on investment on prioritised engineering controls	🟡
Fully implement systemised critical control monitoring	🟡
Outstanding Bowtie risk models and critical control monitoring	🟢
Major hazard standard gap assessments completed	🟢
Review and simplify major hazard control guidelines and re-issue as standards	🟢
Review succession plans and safety talent pool	🟢
Safety training	🟢
Formal CEO and COO's significant incident reviews	🟢
Introduce suite of leadership behaviours, critical controls and work routines	🟡

🟢 *Completed* 🟡 *In progress* 🔴 *Delayed*





EMPLOYEE SAFETY (CONTINUED)

COMPLIANCE TO STANDARDS AND SAFETY CULTURAL MATURITY

Management systems and compliance to the Safety Standards are validated using the Safety Systems and Practices Protocol that measures the level of safety cultural maturity at an operating site level.

HIGH-POTENTIAL INCIDENTS

AngloGold Ashanti instituted a number of additional key performance measurements for safety performance. One of the performance measures includes high-potential incidents (a leading indicator for low frequency, high consequence events). Reporting of high-potential incidents is encouraged as they are used to heighten awareness, facilitate organisational learning, and affect more robust controls. At our surface operations the majority of incidents reported are related to light vehicles and heavy mobile equipment, whilst at the underground operations falls of ground and rail-bound transport incidents are the main contributors.

Safety framework maturity

Strategic planning, goals and targets	🟢	Safe work practices 🟢
Corporate governance, legal and other requirements	⚪	Change management 🔴
Safety leadership and accountabilities	⚪	Contractors, suppliers and partner selection and management ⚪
Co-design and conversation	🔴	Hazard and risk management 🔴
Awareness, training and competence	⚪	Incident management ⚪
Occupational environment, health, wellbeing and fitness for work	🟢	Emergency response, crisis management and business continuity ⚪
Design, construction, commissioning, decommissioning and closure	⚪	Technology, research and development 🔴
Procurement and disposal	⚪	Knowledge management ⚪
Operational and asset integrity	⚪	Performance management ⚪
Work planning	⚪	Learning and experience ⚪

⚪ Compliant   🟢 Proactive   🔴 Reactive





Occupational fatalities

Number of occupational fatalities
- 2012: 18
- 2013: 8
- 2014: 6
- 2015: 11
- 2016: 7



High-potential incidents*

Number of high-potential incidents
- 2014: 177
- 2015: 198
- 2016: 210

* Only reported from 2014



All injury frequency rate
(per million hours worked)
- 2012: 7.83
- 2013: 7.48
- 2014: 7.36
- 2015: 7.18
- 2016: 7.71



Fatal injury frequency rate
(per million hours worked)
- 2012: 0.1
- 2013: 0.05
- 2014: 0.04
- 2015: 0.09
- 2016: 0.06



Injury severity rate
(per million hours worked)
- 2012: 267
- 2013: 247
- 2014: 277
- 2015: 326
- 2016: 313



EMPLOYEE AND COMMUNITY HEALTH

Occupational disease prevention and management is the primary focus of the company's health-related activities. We work to continually improve prevention efforts and to reduce occupational exposures to hazards.

IN FOCUS

18% improvement in Occupational Tuberculosis in South Africa Region

This represents a 70% decline over the past decade



KEY FEATURES

Our goal is to create workplaces free of occupational illness. Despite significant achievements over the past decade, achieving our goal remains challenging. The company faces the ongoing risk of occupational illness, with the need to continually improve prevention efforts and further reduce occupational exposures to hazards which may cause disease.

At an operational level the severity of occupational health risks varies from site to site. The fundamental drivers of risk are the nature of mining undertaken, and the size and complexity of the operations. For example, deep-level, labour-intensive mining of an ore body with high silica content, confers a greater occupational health risk than open cast mechanised mining. The key considerations include the nature of the specific hazard, the number of potential exposures and the extent of exposure over time. Beyond occupational health risks, many of our operations are in regions with a high burden of disease and face the frequent threat of epidemics. Where this is associated with weak public sector healthcare infrastructure, we require capability to support broad employee health needs and there are increased expectations for the company to contribute to health improvements within the broader community.

Notwithstanding the diversity of health risk profiles across our operations, the company approach, which has evolved over the past decade, focuses on three strategic themes:

- optimising internal medical systems and processes to achieve stable and consistent performance levels;
- integrating medical and non-medical systems and activities to enhance our overall health impact; and
- sustainability-based initiatives to create mutual value.

During the year, continued and improved use of the Group Health Risk Framework developed in 2015 has assisted giving effect to the company health strategy in a way that is globally consistent, yet locally relevant.

"*Our approach to health is dynamic, and evolves over time to remain relevant.*"

  GRI | DATA tables | Questions and feedback



EMPLOYEE AND COMMUNITY HEALTH (CONTINUED)

OUR ACTIONS IN 2016

Our actions in 2016 are framed by the health risks facing the company as outlined in our Group Health Risk Framework.
Our overall health risk profile is illustrated in the diagram which reflects post-control residual risk.

Risk		Non-occupational disease		Occupational disease					Occupational health systems	Social and communicable health impacts
Country	Health policy and regulation	Communicable	Non-communicable	Ergonomics	Biological	Chemical	Physical	Psychological		
South Africa	🔘	🟠	🟠	🟡	🟡	🟠	🟠	🔘	🟠	🟡
Ghana	🟡	🟠	🔘	🔘	🔘	🟡	🟡	🔘	🟡	🟡
Tanzania	🟡	🟡	🔘	🔘	🔘	🟡	🟡	🔘	🟡	🟡
Guinea	🟡	🟠	🔘	🔘	🟠	🟡	🔘	🔘	🟡	🟡
Mali	🟡	🟡	🟡	🔘	🔘	🔘	🔘	🔘	🟠	🟡
Brazil	🔘	🟡	🔘	🟡	🔘	🟡	🟡	🔘	🟡	🟡
Argentina	🟡	🟡	🔘	🔘	🔘	🟡	🔘	🔘	🟡	🔘
Colombia	🔘	🔘	🔘	🔘	🔘	🔘	🔘	🔘	🔘	🔘
Australia	🔘	🔘	🟡	🔘	🔘	🔘	🟡	🔘	🟡	🔘
Exploration	🔘	🟡	🔘	🔘	🟡	🔘	🟡	🔘	🟡	🟡

🔘 Manage routinely   🟡 Manage actively   🟠 Manage proactively

 EMPLOYEE AND COMMUNITY HEALTH (CONTINUED)

HEALTH POLICY AND REGULATIONS

Across all regions and countries where we operate, health policy and regulations tend to evolve gradually by virtue of their complexity. In this context, the company approach is twofold. In the first instance, as policy and regulatory changes emerge, we seek to influence their development for fairness and mutual benefit through relevant industry organisations. For established policy and regulatory frameworks, we adapt and strengthen our internal operating processes to meet any new requirements.

In seeking to address an inequitable healthcare landscape in South Africa, efforts to overhaul the national health system began in 2011 through the release of a Green Paper on National Health Insurance. After little subsequent progress, early 2015 saw the release of a White Paper which sought to make the proposed policy concepts more tangible, although the specific models to be implemented remain vague and poorly defined. In the absence of such clarity, it is not possible to quantify any potential impacts on the company. Such policy will however affect company funding mechanisms for employee healthcare benefits, as well as the company operating model for healthcare delivery in South Africa. While policy and concept development – which is inclusive of healthcare funding and provision services – remains at a very early stage, the company has played a lead role in developing a coherent private sector approach through Business Unity South Africa (BUSA).

The approach is premised on seeking an equitable and sustainable healthcare solution in the national interest and for all South Africans.

Various amendments to legislation providing for compensation for occupational health have occurred in many countries in which we operate. The changes have largely not been material, and the company maintains its ability to respond adequately to such ongoing changes. In South Africa, work is ongoing to integrate several existing compensation schemes for work-related injury or illness. The company is actively engaged through the Chamber of Mines in designing the future legislative framework, and while the process is particularly slow, there is an optimistic target to publish proposals during 2017.

In June 2012, the International Agency for Research on Cancer reclassified diesel exhaust emissions as carcinogenic to humans. The key implication of this was the recognition of diesel particulate matter (DPM) as an occupational hazard. While policy development has subsequently begun, its pace is varied across jurisdictions within which AngloGold Ashanti operates. Apart from Australia, no countries where we operate have established Occupational Exposure Limits (OELs) for diesel particulates. The company has worked actively with regulators through the Western Australia Chamber of Minerals and Energy in the development of guidelines to prevent exposures.

In South Africa, in anticipation of formal regulations the company participated in the development of an advisory note to the Ministry of Mineral Resources, outlining proposals on OELs, along with a proposed pathway for the industry to achieve compliance. Little progress has been evident, but the company has continued to implement controls to prevent exposure to DPM.

OCCUPATIONAL DISEASES

In terms of healthcare risk, occupational disease prevention and management is the primary focus of company health-related activities. This is due to the potential for hazardous exposures and health consequences that arise in the course of doing work.

Based on operational risk assessments, all operations have identified site-specific hazards and have implemented appropriate exposure monitoring and risk-based medical surveillance programmes. From a group perspective, the most significant occupational hazards are silica dust exposure and noise. Silica dust exposure with the potential development of silicosis is primarily a risk at the deep-level, hard-rock mining operations in South Africa due to the rock silica content and the labour-intensive mining methods. The risk is significantly less at our other underground operations in Continental Africa, Brazil and Australia. Noise exposure remains a risk across all operations.

Over the past decade, silica dust management programmes in South Africa have demonstrated

success in maintaining exposures below the Occupational Exposure Limit (OEL) of 0.1mg/m³. In 2014, the Mine Health and Safety Council set aspirational milestones to limit exposures further, through a collaborative approach between Government, mining companies and organised labour. While this does not change the regulated OEL, the industry has committed to 95% of all individual exposure measurements for respirable





EMPLOYEE AND COMMUNITY HEALTH (CONTINUED)

OCCUPATIONAL LUNG DISEASE (OLD) WORKING GROUP

The Occupational Lung Disease (OLD) working group, comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold, remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. The members of the working group are among respondent companies in a number of lawsuits. These companies do not believe that they are liable in respect of the claims brought, and they are defending these. The working group has held extensive meetings over the last two years with the claimants' lawyers and key stakeholders from Government, labour and industry.

The working group's objective is to develop, in conjunction with key stakeholders, a comprehensive and sustainable solution to the concerns about OLD in the South African gold mining sector. The working group continues to assist the Medical Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD) (the government entities responsible for the certification and compensation of mineworkers with OLD in terms of the Occupational Diseases in Mines and Works Act (ODMWA)) to determine the financial viability of the ODMWA Fund, address the significant backlog of past claims and improve the ongoing processing and payment claims, tracking and tracing of ex-mineworkers and development of a comprehensive database of current and ex-mineworkers.

During November 2016, the working group was also invited to attend a SADC Ministers of Health meeting in Swaziland and an outreach by the Department of Health and the Swaziland Ex-miners Association to ex-miners with OLD.

silica dust to be below the level of 0.05mg/m³ by 2024. In response to this stretch challenge, during 2016 the South Africa Region began the implementation of real-time silica dust monitoring in potentially high-risk locations. This novel and innovative approach seeks to strengthen the proactive prevention of exposure. Through

real-time dust monitoring, rapid response to dust suppression is possible. Roll out of the technology will continue through 2017 and we are confident that this technology will enable us to reach this milestone. Medical surveillance programmes have continued to be effective for early identification and management of silicosis.

Occupational Tuberculosis continues to be actively managed in South Africa. Risk is driven by a combination of silica dust exposure, silicosis and the HIV/AIDS epidemic. The company's tuberculosis control programme continued successfully through the year, comprising active management of social factors such as accommodation; dust control in the workplace; a strong company HIV/AIDS programme; and early tuberculosis diagnosis with effective disease management. The incidence of Occupational Tuberculosis continues to reduce year-on-year and the company incidence level is now edging toward the national incidence level despite a significantly higher risk profile within the gold mining industry. Over the past decade, the Occupational Tuberculosis incidence has reduced by 70%.

Noise control remains a challenge across all operations. The primary approach by the company is to reduce noise emissions at source through engineering controls, supported by the use of personal protective equipment. In South Africa, the new Mine Health and Safety Council aspirational milestone calls for total operational noise emitted by equipment to not exceed 107dB (A) (A-weighted decibels) by December 2024. The previous milestone was 110 dB (A). In response, the company is playing an active role through the Chamber of Mines' Buy and Maintain Quiet Committee. Ongoing actions to reduce noise levels within mine workings continue at all operations.





EMPLOYEE AND COMMUNITY HEALTH (CONTINUED)

Activities in relation to diesel particulate matter (DPM) have been discussed in the section on Health Policy and Regulations. Furthermore, in developing DPM exposure management plans, operations are focusing on:

- low emission engines;
- low emission fuel;
- adequate ventilation;
- engine maintenance to reduce emissions;
- exhaust filtration systems;
- air conditioned (filtered) operators' cabins;
- operating practices (avoidance of sudden or excessive loads); and
- driver and workforce education.

The various operations are at different levels of maturity in implementing controls.

In developing a consistent approach to critical control management, specifically for silica dust and noise exposure, work began in 2016 on the development of BowTie analysis for hazardous exposure, with the prioritisation and monitoring of critical controls. This work will be completed in 2017 and the health team will leverage off the critical control monitoring and management system implemented by the safety discipline. The focus is to further strengthen the adequacy and effectiveness of engineering controls, and prevent exposure at source.

NON-OCCUPATIONAL DISEASE

Non-work related diseases cause the greatest burden of ill health and absenteeism across all AngloGold Ashanti operations. These may be communicable or non-communicable. The most significant communicable disease challenges facing the company are malaria in our East and West Africa operations and HIV/AIDS in South Africa. During the year, the World Health Organisation declared an end to the Ebola epidemic affecting West Africa.

At affected operations, integrated malaria control has been a company focus for over a decade. Effective programmes are in place at all sites. These focus on the entire community adjacent to the mine, and may be in partnership with other providers. Beyond our operational areas, the AngloGold Ashanti led Global Fund Malaria Project continued through the year in Ghana. Due to changes in the Global Fund model, the project was scaled down in 2015 to cover

ten districts. During the year, the programme continued to function effectively. Furthermore, progress was made in establishing partnerships to secure alternative funding, as well as to reduce input costs, particularly the cost of insecticides. HIV/AIDS programmes across our operations in Africa, and particularly in South Africa, have continued to function well. They cover a full suite of activities ranging from awareness creation and disease prevention; testing and early disease identification; to the provision of anti-retroviral treatment and the management of related diseases and opportunistic infections.

Non-communicable diseases, particularly those associated with lifestyle are prevalent across all our operations. This is in line with global trends with increases of obesity and related conditions such as hypertension and diabetes. All operations have active health management programmes which include guidance on prevention, screening and early disease identification, and disease management.



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New cases of malaria
(Total for Continental Africa)

Year	Cases
2012	2,645
2013	2,458
2014	1,934
2015	2,244
2016	1,504



Malaria frequency rate
(Cases/million hours worked (continental Africa))

Year	Rate
2012	257
2013	287
2014	185
2015	23
2016	48.4



EMPLOYEE AND COMMUNITY HEALTH (CONTINUED)

The company also provides medical insurance cover for all employees.

OPERATIONAL HEALTH SYSTEMS

Operational health systems at a site level are developed on the basis of the size and complexity of the local mining operations, to ensure appropriate capability to manage the health risk faced by the business. Regardless of the size of the health care infrastructure, or whether various service offerings are internally provided or outsourced, all operations are required to meet the following process requirements:

- health hazard and risk identification;
- employee education and training on potential hazardous exposures;
- identification of exposure to hazards in accordance with set limits;

- early disease identification and fitness for work assessment in relation to capacity for specific jobs;
- effective management of injury or illness including rehabilitation;
- ensuring access to the provision of equitable and sustainable healthcare; and
- monitoring and evaluation of health system effectiveness.

During the year all operations provided assurance on the process requirements using the company-developed assurance tool. The tool has been utilised for the past year, and assists the operations in identifying any weaknesses, and driving continuous improvement.

COMMUNITY HEALTH CONTRIBUTIONS

The company approach of working with local communities to improve their health and

well-being to support resilient communities as well as assist with managing public health risks which affect the company continued during the year. The areas of focus included specific responses to public health challenges, especially malaria; supporting health professional capability building; and supporting health infrastructure development. This is consistent with our intent to strengthen public health systems for sustainability.

OUR PERFORMANCE

OCCUPATIONAL DISEASE

In South Africa, silicosis rates continue to improve. Dust control measures continued to be effective, and our South African operations exceeded the Mine Health and Safety Council milestones for dust control. The number of silicosis cases submitted for

compensation declined and early silicosis cases remain at low levels. Stringent South African mining industry targets for reducing silica dust exposure by 2024 will require modifications to methods for measuring silica dust exposures and further strengthening of workplace controls. Occupational Tuberculosis rates reached a 12-year low. The 2016 incidence rate of 1.02% represents a 72% reduction on the 2004 rate of 3.66%. The downward trend has been consistent over the past decade.

Noise-induced hearing loss rates have unfortunately increased from the previous year. This has been due to improved medical surveillance across the company. As indicated earlier, continued efforts are being placed on reducing noise emitted from equipment through engineering controls.

Process requirements	Maturity
1. Health hazard and risk identification	⚪
2. Employee education and training on potential hazardous exposures	🟢
3. Identification of exposure to hazards in accordance with set limits	⚪
4. Early disease identification and fitness for work assessment in relation to capacity for specific jobs	⚪
5. Effective management of injury or illness including rehabilitation	🟢
6. Ensuring access to the provision of equitable and sustainable healthcare	🟢
7. Monitoring and evaluation of health system effectiveness	⚪

⚪ Compliant   🟢 Proactive



New cases of silicoses
(number of new cases)

Year	Cases
2012	175
2013	297
2014	210
2015	142
2016	131



Noise induced hearing loss
(number of new cases)

Year	Cases
2012	198
2013	142
2014	182
2015	68
2016	147



EMPLOYEE AND COMMUNITY HEALTH (CONTINUED)

NON-OCCUPATIONAL DISEASE

The burden of chronic disease in the South Africa Region also remains high with approximately 37% of Category 4 to 8 employees receiving treatment for a chronic disease – either communicable (20%) or non-communicable (17%). Communicable diseases include infectious diseases such as HIV and tuberculosis, and non-communicable diseases (NCD's) include hypertension, diabetes, and cholesterol.

Integrated health programmes have improved annual rates for HIV, tuberculosis, hospital admissions, AIDS-defining illnesses, ill-health retirements and deaths in-service – new cases of HIV declined by more than 60% over a period of twelve years.

Much of the success in both tuberculosis and HIV can be attributed to effective screening, diagnosis and treatment programmes, improved dust suppression on the mines, effective housing and accommodation strategies with a drive to private rooms, and a declining dependency on migrant labour. Notwithstanding these relative successes, new cases of HIV highlight the on-going challenge in changing human sexual behaviour in our workforce and in our communities.



All occupational disease frequency rate
(per million hours worked)

2012	– *
2013	7.68
2014	7.23
2015	6.62
2016	4.60

* Only reported from 2013



New cases of Occupational Tuberculosis
(number of new cases)

Year	Value
2012	446
2013	447
2014	385
2015	315
2016	285





MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION



G4-24 G4-25 G4-26 G4-27

Community engagement is a dynamic and evolving process. We are guided by principles of flexibility, authenticity and transparency when we initiate a dialogue with host communities.

IN FOCUS

Community investment spend of $20.2 million in 2016

Significant investment in SME development to nurture alternative livelihoods

GRI STANDARD DISCLOSURES:

- **G4-24:** Provide a list of stakeholder groups engaged by the organisation
- **G4-25:** Report the basis for identification and selection of stakeholders with whom to engage
- **G4-26:** Report the organisation's approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group, and give an indication as to whether any of the engagement was undertaken specifically as part of the report preparation process
- **G4-27:** Report key topics and concerns raised through stakeholder engagement, and how the organisation has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics
- **G4-11:** Report the percentage of total employees covered by collective bargaining agreements.

GRI SPECIFIC STANDARD DISCLOSURES:

- **G4-LA4:** Percentage of employees covered by collective bargaining agreements RA
- **G4-LA5:** Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programmes
- **G4-MM4:** Number of strikes and lock-outs exceeding one week's duration, by country
- **MM5:** Proximity to indigenous territories
- **MM6:** Number and description of significant disputes relating to land use, customary rights of local communities and Indigenous Peoples RA
- **MM7:** The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes.
- **MM9:** Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process LA
- **G4-SO6:** Total value of political contributions by country and recipient
- **G4-EC7:** Percentage of senior management hired from local community at significant locations of operations RA

DATA tables

Questions and feedback

1 *Click here to see the key focus areas in 2015*

2 *Click here to see more on Engagement Management Standard*

In addition, Government may not always fulfill its role of timeous service delivery in communities, which has the potential to lead to conflict between communities and the mine. Over time, inadequate engagement and a lack of clear accountabilities lead to low trust levels, which negatively impact our ability to resolve issues around land access, resettlement and community development, among others.









SUSTAINABLE DEVELOPMENT
COLOMBIA COMMUNITY INVESTMENT PROJECTS
Click here to view the video online



MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION (CONTINUED)

leaders, civil society organisations, non-governmental organisation and local and regional government agencies. The purpose of this work is to provide more information on AngloGold Ashanti as a company, what we do and how we mitigate impacts. So far this engagement has had a positive impact as is testament from key stakeholders in the Cajamarca area.

In Brazil, The Good Neighbourhood programme aims to strengthen the company's relationship with communities by nurturing open and transparent dialogue through regular meetings to discuss subjects of mutual interest. In 2016, the Amplified Dialogue annual session was hosted in October where representatives from local governments as well as community representatives met with the company to discuss the community's needs, likely scenarios, expectations and actions. Consistent two-way communication was further promoted through regular circulation of a dedicated newspaper, and a toll-free hotline set up to record feedback, grievances and suggestions from the community.

INDIGENOUS PEOPLES
Engagement with indigenous communities must begin at the earliest possible stage of the mining lifecycle. Our approach is guided by the AngloGold Ashanti Management Standard for Indigenous Peoples. It strives

to ensure our operations are guided to understand and respect the social, economic, environmental and cultural interests and perspectives of Indigenous Peoples. The standard was informed by the International Finance Corporation (IFC) Guidance Note 7 on Indigenous Peoples and the International Council on Mining and Metals (ICMM) position statement on Mining and Indigenous Peoples.

In Australia, Triodia Mining, a contractor providing maintenance services to Tropicana Gold Mine, manages a graduate programme for Indigenous students. The programme aims to reduce the risk of unemployment and associated negative impacts on Aboriginal men. Once students graduate from the high school programme, apprenticeship and training programmes are made available at the mine. Additionally, students have also been accepted into apprenticeship programmes with other mine contractors.

LAND ACCESS AND RESETTLEMENT
Access to land for mining activities and the subsequent displacement and resettlement of people are complex, emotive issues with long-term implications for the relationship with our host communities. AngloGold Ashanti seeks to avoid resettlement where possible. In instances where it is not possible to avoid the displacement of communities, AngloGold Ashanti's Land Access and Resettlement Standard articulates the company's approach

Guiding principles for resettlement

- All assessments, land access and acquisitions, and resettlement activities must be carried out in accordance with host county policies and regulations; and embody the principles, observe the provisions and comply with the International Finance Corporation's Performance Standard 1 and Performance Standard 5.
- Displacement of people must be avoided and minimised where practically possible. Where displacement is unavoidable, AngloGold Ashanti must mitigate adverse social and economic impacts resulting from land acquisitions and restrictions on affected persons' use of land.
- Where displacement is unavoidable, displaced people must be compensated fully, fairly and promptly for all lost assets.
- Resettlement must be conducted in a way that assists displaced persons to improve or at the very least restore their livelihoods and living conditions.
- Resettlement assessment, planning, implementation and monitoring activities must be undertaken with adequate and appropriate disclosure of information and the active, free, prior, informed and ongoing participation of affected people and other relevant stakeholders.

to acquiring or accessing land and resettlement. The process involves an initial assessment of land requirements, including the economic, environmental, social, and health impacts. Following the assessment, a resettlement management plan is developed in consultation with national and local authorities and the affected community.

Economic displacement refers to the loss of income streams or means of livelihood resulting from land acquisition or obstructed access to resources (land, water or forest) which results from the development or operation of a mine or its associated

> " *Engagement with communities must begin at the earliest possible stage of the mining life cycle.* "



MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION (CONTINUED)

facilities. Physical displacement refers to the loss of shelter and assets resulting from the acquisition of land associated with the development or operation of a mine or its associated facilities that requires the affected person(s) to move to another location.

Ghana: Iduapriem Gold Mine (Teberebie)
Teberebie land acquisition stakeholder negotiations began in 2014 and were finalised by August 2015. The Teberebie asset survey and valuation report was developed to form the basis for compensation payment. In the 2015 report, we elaborated on the Teberebie land access issues where land initially identified for future development of Iduapriem Gold Mine was illegally sold to some community members by their leaders. During 2015, we successfully reached an agreement with the developers, local chief and the Tarkwa Municipality, regarding a phased approach to the acquisition of Teberebie land. By the end of 2016, 99% of the current economic resettlement was completed. Compensation was initiated in line with the asset survey and valuation report conducted by an independent consulting specialist. However, there was an additional claim of 38 acres of land which was demarcated for development but had not yet been sold when the initial agreement was concluded. An agreement was reached in December 2016 to compensate the additional plots after consultation with the chief and elders of the Apinto stool.

Ghana: Iduapriem Gold Mine (Mankessim)
The Mankessim resettlement management plan was first approved in consultation with the affected community in 2012. The 69 households were surveyed and valued for appropriate compensation, of which one household opted for cash compensation for the full replacement cost. Sixty eight (68) resettlement houses with access to electricity, water and road infrastructure (none of which was available previously in the impacted Mankessim) were built in the area. As at December 2016, 47 households had taken occupation of the new houses at Mankessim. Engagement with the remaining 21 households continues as they have requested additional alterations to the houses. The EPA continues its efforts to engage with the remaining households to take occupation.

Guinea: Siguiri Gold Mine (Seguelen - Area 1)
A comprehensive socio-economic baseline study of Kintinian village was undertaken in 2013, which informed the development of the resettlement management plan. The plan was submitted to the Ministry of Mines in December 2013 and the Ministry of Environment in February 2014, with approval duly granted in March 2014. A resettlement framework agreement was entered into between Societe AngloGold Ashanti de Guinee (SAG), the local negotiation committee, and the Mayor and Elders of Kintinian. The asset inventory process commenced on 5 December 2015 and was completed on 31 December 2015.





MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION (CONTINUED)

Area 1 is primarily a residential area with limited small businesses operating from rented spaces as tenants to property owners. The tenants and property owners were compensated for lost income. In addition, the agreement also stipulates that all existing infrastructure in Area 1 will be restored in the new resettlement site in a manner that makes provision for new tenant contracts and income generation. The social infrastructure in the new area includes a Franco-Arab and a French school which were completed at the end of 2016. A stadium, a mosque, taxi rank, health post, and a primary school are under construction for completion in the first half of 2017. An economic development programme has been developed for the broader Siguiri area which will also benefit the Area 1 project affected persons. The programme includes aquaculture; brick making; fruit and vegetable farming; rice farming; cashew nuts farming and processing; and sewing and embroidery.

In the second half of 2016, two local NGOs, the Centre for International Commerce for Development (CECIDE) and Equal Rights for All (MDT), supported by international human rights lawyers, alleged human rights abuse by SAG and the Government of Guinea through the use of military force during the asset inventory exercise carried out in December 2015. The company denied these allegations and outlined the process followed during the inventory process.

By the end of 2016, 218 replacement houses of a standard and quality that exceeds the previous settlement were completed and ready for occupation. AngloGold Ashanti received positive feedback on the quality of the houses from both the community and government.

Colombia: El Diamante
An area close to the La Colosa project, known as El Diamante was identified as being of interest to AngloGold Ashanti during the initial stages of the project. At the time, the area was occupied by a number of families who were experiencing financial difficulties and without access to basic amenities such as electricity. A total of 51 families, or 179 people, were affected by the resettlement. In consultation with authorities and the community, a resettlement management plan was approved in 2010 and to date 45 families have been successfully resettled with the remaining six families planned for resettlement in June 2017. In 2016, AngloGold Ashanti also funded agriculture best practice training and made a financial contribution of $77,000 towards a livelihood restoration programme for the affected families.

GRIEVANCE MANAGEMENT
At AngloGold Ashanti, our goal is zero harm. In instances where stakeholders experience or report negative impacts, we can address such impacts through community complaints and grievance management, as well as the community incident management system.

While each operation has its own complaints and grievance mechanism, developed with the local context and cultural sensitivities in mind, the requirements for these mechanisms are set out in our management standards to ensure complaints are received and dealt with in a manner that is transparent and ethical. In jurisdictions where legal or regulatory frameworks guide our grievance mechanism, credence is given to such requirements. All complaints and grievances are recorded with an estimated timeline for providing feedback on the complaint, and communicated to the complainant. In instances where grievances cannot be resolved by the company, it may with the consent of the community be referred to a third party for mediation and/or arbitration.

INFRASTRUCTURE
In Guinea, we invested in infrastructure that enables the supply of electricity in the Bouré area, close to our Siguiri operation. Construction of a low-voltage electrical network in nine villages of Bouré, including the Area 1 resettlement area, brought electrical power to homes. Siguiri Gold Mine also provides power to the Guinea Electricity Company, which oversees distribution to the community.

In Ghana, community trust funds have been established for our Iduapriem and Obuasi operations. These funds were first initiated in 2012 and are managed by a three-tier structure comprising a steering committee, a board and a secretariat. Representatives





MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION (CONTINUED)

from AngloGold Ashanti as well as the communities serve on the boards to ensure the interests of all parties are represented. The Iduapriem Community Trust Fund awarded a number of contracts to local SMEs for the construction of facilities for the community. These included public ablution facilities for the Badukrom community; three classrooms and a library for the junior high school of the same community; offices and ablution facilities for the Adieyie community and a 500 seating capacity community centre for the Bankyim community.

Similarly in Obuasi, the trust fund commissioned ablution facilities and a mechanised borehole for the Akrofuom Senior High School. Other projects include mechanised boreholes for the Anyankyirem, Odumasi and Bekwai communities, as well as the Christ the King Senior High School. The projects were aimed at improving sanitation and providing access to potable water.

In Tanzania, after extensive consultation with the local and district governments of Geita, Geita Gold Mine commenced construction of a 3.7 kilometer tarmac road connecting the mine and Geita Town. The tarring of the road will significantly improve the safety and health of the community by eliminating dust and increasing logistical efficiencies in the area.

In South Africa we invested in recreation facilities to the benefit of the Matlosana community. The Kanana Recreation Centre

comprises swimming pools and change houses, a boxing facility and a field track, while the Tigane Sports and Recreation Centre includes swimming pools and a sports field. These centres aim to drive social cohesion in the community through recreational activity, and hope to redirect youth away from crime and drug use. We also invested in various initiatives that provide access to education infrastructure. At St Johns College in Mthatha, we established a science laboratory to enhance student performance in mathematics and science, and at the Westcol TVET College in Carletonville and the Matlosana campus of the Vuselela TVET Colleges, we refurbished workshops to provide access for students to technical and vocational training.

CAPACITY BUILDING

Capacity building is a long-term, continuous process, one that requires the participation of all stakeholders to succeed. It involves in-depth human resource development in the form of education, skills training development to ensure individuals can be equipped with the necessary understanding and access to information that will allow them to succeed.

In South Africa, our Community Human Resources Development (CHRD) initiatives are part of the company's youth development strategy in host and labour sending communities. Education and training contribute to reducing poverty, unemployment and inequality, and serve as the foundation of





MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION (CONTINUED)

a prosperous society. To this end, our efforts involve bursaries, learnerships, internships and skills development. We specifically capacitate science and maths educators, school management and governing bodies. We also sponsor extracurricular lessons for senior high school students in Maths, Science and English. Furthermore, our community internship programme seeks to provide exposure to qualified graduates from our host communities with the aim of providing interns with an opportunity to acquire specialised knowledge, and to develop strong teamwork skills and individual responsibility. We also work in close partnership with the Mining

Qualifications Authority (MQA) to provide work-integrated learning for students. Based on the performance and aspirations of each student, mentors are assigned to contribute to the individual's personal and professional development.

In Australia, our youth engagement strategy is driven by the need to remove barriers to employment for young, mostly indigenous, people and prepare them for the transition to employment. Through long-standing partnerships with education organisations, government agencies and NGOs, AngloGold Ashanti supports a number of programmes



Click here to view the video online

to help address these needs in the north-eastern Goldfields of Western Australia. We support the Goldfields Clontarf Academy, the Kalgoorlie Girls Academy and the Graham Farmer Foundation which work with Aboriginal girls and boys in secondary schools in Kalgoorlie-Boulder. These organisations, based at local high schools, aim to improve the education outcome, life skills, self-esteem and employment prospects for at-risk Aboriginal youth. As well as providing general support, AngloGold Ashanti has been working with the academies on transition to employment initiatives, provision of work experience and exposure to the broad range of careers available in mining, through site visits.

A pilot programme developed in partnership with the Goldfields Clontarf Academy and Triodia Mining, an Aboriginal contracting company operating at AngloGold Ashanti's Tropicana Gold Mine, has been providing high school graduates with a phased approach to work experience in a fly-in/fly-out mine. School learners spend short periods working in Triodia's Light Vehicle Workshop. The programme aims to facilitate the adjustment to mining work within a supportive environment. Along with our partners, we plan to build on the success of the programme by carefully expanding it to include other business partners at our Australian operations. A major barrier to employment in the region is lack of a driver's licence. This is particularly challenging when a family does not have a vehicle. For this reason we support the Pathwalkers Driver

Training Programme in Kalgoorlie-Boulder which is based on the award-winning Keys 4 Life road safety programme. The Pathwalkers programme guides aspiring young drivers through the theory and practical training necessary to get their licences, and includes 25 hours of supervised driving. It also promotes safe choices, responsible use of alcohol and maintaining a driver's licence. The company supports delivery of the programme in Laverton through the Laverton Leonora Cross Cultural Association.

LOCAL ECONOMIC DEVELOPMENT

Local economic development initiatives are designed in partnership with local government and host communities to increase local economic growth, stimulate employment creation and nurture sustainable livelihoods beyond the life of mine.

In Argentina, AngloGold Ashanti's Cerro Vanguardia and other mining companies operating in the Province of Santa Cruz have signed an agreement with the provincial government to contribute an estimated 2% of Cerro Vanguardia's projected gold sales between 2016 and 2019. The fund was voluntarily established in recognition of the extreme socio-economic conditions prevailing in the area. The fund will be administered by the provincial government, and the San Julian community are the primary beneficiaries, although the fund is expected to more broadly impact the Santa Cruz province. The initiative has generated approximately 50 employment



MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION (CONTINUED)

opportunities to date. The company also provided support to primary school institutions in the town of Puerto San Julian with the provision of internet connectivity for more than 2,500 pupils.

In Tanzania, the Geita Economic Development Programme, launched in 2015, has created direct and indirect jobs for the surrounding communities of Geita Gold Mine. The Magogo SME Centre houses small and medium enterprise (SME) projects including brick making, tailoring, embroidery, fabrication and welding. Construction of the centre was completed in December 2016. Furthermore in 2016, Geita Gold Mine continued its support of the rice and sunflower agricultural projects and secured approximately 310 acres of arable land from Geita Town and the District Council for the upscaling of projects. Entrepreneurial training and quality seeds were provided to the beneficiaries which saw the yield in rice (paddy) production increase threefold. A rice storage facility and oil processing plant will be constructed in 2017 once the value chain analysis and markets have been secured to ensure sustainability of the projects.

In South Africa, we invested in an agriculture project in the community of Matlosana in the Vaal River district. The project is aimed at

addressing food security issues in the area, while creating employment opportunities. AngloGold Ashanti identified land on its concession that could be utilised for establishing farming and a processing plant. Soil surveys confirmed that the land was suitable for vegetable farming, and the project was established to be implemented over a three-year period.

The project commenced in November 2014 and to date has yielded numerous successful crops including tomatoes, peppers, chillies and onions. Additionally, the feasibility of a seedling nursery is being investigated to meet the growing local demand for seedlings. During the final phase, the established project will be transferred completely to the community.

We also invested in an income generating project in the AmaMpondo Kingdom, which is located in the OR Tambo district (Eastern Cape province) of South Africa. The initiative is aimed at contributing towards poverty alleviation, employment creation and the promotion of food security. The project is a partnership between the company, the community and local government. After various consultations were held, traditional leaders agreed to allocate approximately 600 hectares of land to the initiative.

Feasibility studies confirmed the viability of the soil and the climate for agriculture, while the company secured a partner for an offtake agreement to ensure the future success of the venture. The sod-turning ceremony was hosted in September 2016 with plans to formally launch the project in 2017 before the first harvests. The initiative will benefit 278 land owners and the community.

OUR PERFORMANCE
REPORTABLE INCIDENTS

Community incidents



Year	Value
2012	58
2013	26
2014	16
2015	15
2016	2

Community investment
(%)



South Africa	21
Continental Africa Region	35
Americas	41
Australia	3

Percentages calculated based on group community investment including equity-accounted investment

Proportion of spending on local suppliers
(%)



Argentinia	89	Ghana	87
Brazil	88	Mali	84
Australia	99	Guinea	73
South Africa	68	Tanzania	68



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP

Our approach is to meet our compliance obligations and voluntary commitments while proactively addressing opportunities to continually improve the efficiency with which we make use of the natural resources where we operate.

IN FOCUS

One reportable incident in 2016, compared to four in 2015

South Africa and Continental Africa Regions achieved a first year without a reportable environmental incident

Australia achieved its third year without a reportable environmental incident

KEY FEATURES

At AngloGold Ashanti we understand that demonstrating responsible environmental stewardship is an important aspect of acquiring and maintaining our social licence to operate. Our approach is to meet our compliance obligations and voluntary commitments while preventing pollution and proactively addressing opportunities to improve the efficiency with which we make use of the natural resources where we operate. During 2016 our efforts were focused on water use and efficiency; tailings management; land stewardship; energy efficiency and security; and reducing our greenhouse gas (GHG) emissions. Beyond these focus areas, we continuously review and improve our processes to manage air quality, biodiversity, chemicals and waste effectively.



 1 *Click here to see more on AngloGold Ashanti Environmental Framework in 2015*



GRI | DATA tables |  Questions and feedback

Having updated the AngloGold Ashanti Environmental Framework in 2015 and defining our strategic focus areas for the next three years, our challenge is to continue evolving our management of environmental risks and liabilities. In 2015, we adopted the BowTie (BTA) Risk Analyses tool to supplement the risk management approaches of our ISO14001 Environmental Management Systems. While our operations have risk prevention and mitigation controls in place, the BTA approach aids in assessing their effectiveness, defining new controls and identifying those controls that are critical in managing risk. During 2016, we began using the BTA tool to review the management of priority risks within the unique circumstances of each operating mine.

Over time AngloGold Ashanti has managed to drastically reduce its reportable environmental incidents as a result of a number of interventions. These range from the rigorous implementation and maintenance of our standards, to building new infrastructure to deal with these challenges. Building on this success, in 2016, our reportable incidents target was set at zero and moderate severity incident targets were adopted in the company's internal performance metrics.

OUR ACTIONS IN 2016 AND OUR PERFORMANCE

TAILINGS

Responsible disposal of tailings is an important environmental consideration for a mining operation during its life cycle. Our duty is to ensure that tailings are inert, stable and contained. AngloGold Ashanti has robust systems and processes in place to manage tailings facilities. Our Tailings Management Framework, initially developed in April 2002 and followed by subsequent updates, was informed by regulation as well as a number of best practice standards and guidelines. These include the SANS Standard for Mine Residue – South African legislation covering the disposal of mine residue; the Guide to the Management of Tailings facilities, published by the Mining Association of Canada; and the International Commission on Large Dams (ICOLD).

Our framework sets out the principles, standards and guidelines that are followed by our regions and operations to ensure tailings facilities are effectively and responsibly managed. The functioning of Tailings Storage Facilities (TSFs) are managed at operational and regional levels, and these management systems are assessed externally by independent review and audited at corporate level.

In December 2015, the International Council on Mining and Metals (ICMM) convened a global review of TSFs in response to recent storage facility failures in Brazil and Canada (unrelated to AngloGold Ashanti). The review focused on the standards, critical control strategies, governance and emergency preparedness of surface tailings management and included input from approximately 25 member companies. AngloGold Ashanti actively participated in the review.

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP (CONTINUED)

Tailings management review structure



OPERATIONAL MANAGEMENT

A TSF operator/superintendent/manager manages the day-to-day operation of the TSF

Plant or process manager is the TSF 'owner' responsible for implementing requirements of TSF operations manual

REGIONAL MANAGEMENT

Provide technical guidance to operations

Conduct quarterly inspections of active TSFs

Monitor implementation of recommended actions

INDEPENDENT REVIEW

Independent third-party review of active TSFs

CORPORATE MANAGEMENT

Custodian of Tailings Management Framework

Conduct formal TSF audits annually or biennially

TSF review for projects and mergers and acquisition

¹ *Click here to see more on ICMM's Tailing Position Statement*

The primary factor raised by the working group was effective governance of tailings facilities. The ICMM subsequently released a position statement which commits members to implementing practices consistent with the newly developed Tailings Governance Framework. The framework, developed by the working group, articulates expectations for member companies regarding accountability, responsibility and competency; planning and resourcing; risk management, change management; emergency preparedness and response; and review and assurance. Our Tailings Management Framework is well aligned with the ICMM Tailings Governance Framework.

In Brazil, the state of Minas Gerais passed new legislation and established the Mining Activities Chamber (CMI) to approve environmental licensing for specific mining activities and projects. The CMI comprises representatives from government and civil society. The new legislation includes a dam safety technical audit process which is applied as part of the approval process for all mining tailings facilities requesting expansion. In 2016, AngloGold Ashanti's Cuiabá Mine received approval to operate its recently raised TSF under the new legislation.

In South Africa, the build-up of water levels on the Kareerand TSF was identified as a concern requiring a pro-active response. By the end of the reporting year operating personnel had successfully reduced the TSF pool inventory through increased water recycling.

CYANIDE

AngloGold Ashanti is a founding signatory to the International Cyanide Management Code (ICMC). The Cyanide Code was developed by a multi-stakeholder steering committee under the guidance of the United Nations Environmental Program (UNEP) is a voluntary programme for gold mining companies focused exclusively on the safe manufacture, transportation, use and disposal of cyanide in the production of gold. Companies that adopt the Cyanide Code are required to have mining operations audited by independent third parties to determine the status of the code implementation. The majority of AngloGold Ashanti's operations have been certified under the code. During the 2016 reporting year, Iduapriem Mine in Ghana and Geita Gold Mine in Tanzania received full Cyanide Code certification having achieved compliance with the required residual cyanide levels in tailings through process interventions and optimisations.

ENERGY AND GHG EMISSIONS

Most of AngloGold Ashanti's energy is derived from fossil fuels. It is either purchased from utilities or generated by our operations through the combustion of fossil fuels.



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP (CONTINUED)

A small percentage of our energy is sourced from hydropower. Since 2013, AngloGold Ashanti's energy consumption has edged downwards as a result of cost savings, energy efficiency initiatives, divestments as well as the scaling down of operations. Furthermore, the recent implementation of Operational Excellence principles for energy management at our international operations has resulted in identifying additional opportunities for savings. More than 95% of the company's greenhouse gas (GHG) emissions arise from energy consumption. The energy efficiency initiatives we implement therefore have a direct impact in lowering our GHG emissions and in improving our carbon efficiency. Approximately 70% of our total GHG emissions are indirect emissions attributed to the electricity purchased by our South African operations from the national utility that uses a high proportion of coal-fired stations.

South Africa
Energy security improved in 2016, largely as a result of lower national energy demand. This provided the national energy utility, Eskom, with an opportunity for maintenance to improve generation plant availability. In addition, some of the new build generation came on line which further reduced the risk of load shedding compared to the poor reserve margin seen in recent years. However, a slower economy is creating lower demand for energy and an improvement in reserve margin, which could stabilise energy security for the next few years

until new projects are fully operational.

In 2016, the South Africa Region managed to reduce its overall energy consumption year-on-year by 1.06%. Meticulous energy management and reporting, together with numerous efficiency projects across the operations assisted in realising these savings. One particular project, the Vaal River Compressor Real-time Dynamic Control System (REMS-DCS) was nominated for and won the 2016 South African Association for Energy Efficiency project of the year. This project was initiated as part of the national utility's Demand Side Management initiative and executed at our Vaal River operations. The project achieved a reduction of 1.65MW during the evening peak period and realised an annual savings of approximately $140,000, although the total savings as a result of multiple parallel projects on compressed air efficiency have yielded almost twice this number. Full automatic compressed air control on the scale introduced by this project has never been achieved in the mining environment.

Australia
Electrical power at our Australian operations is generated by on-site power stations predominantly using natural gas delivered by the Eastern Goldfields Pipeline, which was completed in December 2015. Gas delivery during 2016 was uninterrupted and all performance expectations were met. A small number of diesel units remained at each site


Energy consumption and intensity


GHG emissions and intensity





RESPONSIBLE ENVIRONMENTAL STEWARDSHIP (CONTINUED)

to provide peak load capability and emergency back-up power for critical systems should gas supply be interrupted. Operational Excellence initiatives launched in the region have improved energy efficiency and include: optimisation of compressed air, oxygen generation and distribution systems; installation of LED lighting; use of solar powered remote pumping equipment; and introducing priority road rules (PRR) at Tropicana Gold Mine. Under PRR, stop signs were removed from haulage circuits, and right-of-way authority assigned to different classes of vehicles. Emergency vehicles take priority, followed by production equipment, including haul trucks, then working machines and light vehicles. This has enabled free flow of traffic without compromising safety, significantly reducing haul truck fuel consumption and improving load and haul productivity.

Continental Africa
Operations across the Continental Africa Region were some of the first to embrace Operational Excellence principles. Onsite diagnostics at each mine enabled the identification of incremental energy saving opportunities and development of tools to further refine and implement identified actions. Actions across the region in 2016 include renegotiation of utility tariffs, replication of best practices from other AngloGold Ashanti mines, and increased use of solar power for roadway lighting and other applications. A study is underway to identify the cost and benefit of replacing the traditional water-based dust suppression process with an environmentally-friendly haul road additive. Coupled with improved haul road designs, the benefits, in addition to reduced fuel usage, include water savings, improved tyre life, and elimination of water-spraying trucks.

At Geita Gold Mine in Tanzania, we initiated a large-scale project to replace an existing generator power station, whose units are now at the end of their economic life, with a new power station utilising fuel-efficient generators and a modern power station design. While the company considered the option of hybrid power stations utilising both traditional engine generators and photovoltaic solar power in an attempt to lower power generation costs and improve our use of renewable energy, the physical constraints of our mine concession would not enable a solar power field large enough to make a hybrid power station design cost effective. However, the new power station will encompass diesel-powered units that enable each generator to provide electrical power under a variety of load conditions without sacrificing fuel efficiency. The new power station is scheduled to be commissioned late in 2018.

Americas
Hydropower capacity in Brazil recovered from drought conditions in prior years, providing improved reliability in electrical power supply. Energy efficiency improvement and cost reduction activities continue in the region, leveraging Operational Excellence principles to further drive improvements.

Other actions within the Americas Region include the continued implementation of the ISO 50001 Energy Management Standard and the AngloGold Ashanti Energy Management System. A particular area of focus in 2016 was employee engagement through increased energy awareness. Our operations across Brazil deployed visual aids to stress the value and importance of energy efficiency, multimedia interactions with employees, and reward and recognition initiatives for site energy teams.





RESPONSIBLE ENVIRONMENTAL STEWARDSHIP (CONTINUED)

Energy projects underway include continuation of the Ventilation-on-Demand control system; expansion of real-time energy metering and data analysis; and the addition of energy efficiency automation controls to production equipment (ore crushers, conveyors, etc.). The latter enables our systems to shutdown high energy consuming equipment after a set period of idle time, further improving our energy consumption per tonne of ore treated.

CLIMATE CHANGE REGULATION

In 2015, we reported that the South African National Treasury released a draft bill for proposed carbon tax with the view of bringing the tax into effect in 2017. However, during his October 2016 budget speech, the Minister of Finance announced that government deferred the topic until 2017, making the likelihood of implementation closer to 2018. AngloGold Ashanti's direct (Scope 1) emissions in South Africa are dwarfed by the indirect (Scope 2) emissions – 101,000 tonnes CO_2-e of direct emissions vs 2,626,000 tonnes of CO_2-e of indirect emissions in 2016.

Our main exposure to the South African Carbon Tax will therefore be through the increased cost of electricity purchased from the national utility provider Eskom. The impact of the carbon tax is expected to escalate after 2020 when rebates, implemented as a means of ameliorating the impact of the carbon tax on the economy, are expected to be phased out.

In Australia, the government introduced the carbon emissions Safeguard Mechanism, aimed at limiting future growth in GHG emissions. After setting baseline emission thresholds, the Safeguard Mechanism requires that companies submit carbon credits or pay penalties for excess emissions. Sunrise Dam applied using its baseline emissions in accordance with the regulatory scheme's default mechanism. Tropicana Gold Mine will apply for a baseline emission level using the alternative Calculated Baseline method during 2017.

WATER

In December 2016, the ICMM released a Water Position Statement following a consultative process that sets out its member's approach to water stewardship. The commitments require members to apply strong and transparent water governance; manage water at operations effectively; and to collaborate with governments and other stakeholders to achieve responsible and sustainable water use. AngloGold Ashanti is well prepared to meet the Position Statement commitments.

In addition to rainfall that is collected on operating facilities, AngloGold Ashanti operations typically draw from up to three sources for water. The first is groundwater that is either pumped from borefields which collects in our underground operations as its seeps down through fissures and cracks. We also purchase water from utilities, in some jurisdictions where we operate and lastly we may be permitted to abstract from surface water sources, such as

rivers or lakes. We continually work to optimise the use of raw water in our operations, seeking to maximise water recycling to the extent possible, and to ensure the safe discharge of excess water to the environment.

During 2016, South Africa experienced one of its most severe droughts in history and water levels in rivers and dams were critically low in our areas of operation. The Department of Water and Sanitation introduced strict water restrictions across business sectors as well as households. The South African operations managed to maintain production without disruption due to the careful management of its water inventories.

As in 2015, the risk from extraneous water remained a high priority in South Africa and a number of proactive measures to ensure the effective management of this potential risk, were put in place. At the Vaal River operations the neighbouring Buffelsfontein Gold Mine began decanting approximately 6 million litres of water per day into AngloGold Ashanti's Great Noligwa portion of the Moab Khotsong Mine. This water was evacuated from the underground mine and utilised in the metallurgical operations. This strategy enabled the reduction of raw water intake from the Vaal River.

In Guinea, the growth of the Siguiri Mine's TSF necessitated the expansion of its return water facility. This imperviously-lined dam was successfully expanded during 2016. The increased capacity to store storm water



collected from the tailings facility saw a 34% reduction in raw water abstraction from the Tinkisso River in 2016. There was a corresponding increase in the use of recycled water in the metallurgical operations.

BIODIVERSITY

The Great Victoria Desert Biodiversity Trust, established during 2014 as part of the offset strategy for Tropicana Mine in Western Australia, made good progress in 2016.

A series of workshops were held to progress the Adaptive Management Partnership (AMP) and more clearly define its role over

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP (CONTINUED)

time with the involvement of the traditional owners of the area and other parties. The AMP represents a coordinated approach to implementing adaptive management in the region by combining the philosophies and tools of landscape-scale management (Open Standards for the Practice of Conservation) and collective action (Collective Impact). The workshops were designed to reach a shared agreement on the key assets, threats and strategies. This work included a focus on achieving better outcomes for endangered species, the Malleefowl and Sandhill Dunnart, improving biodiversity, reducing large destructive fires across the region,

and empowering traditional owners with the necessary skills and training.

The Córrego do Sítio I and Córrego do Sítio II operations in Brazil each maintained legal forest reserves adjacent to their operational areas as biodiversity offsets. In 2016, the regulator approved trans-locating these reserves into two new Private Natural Reserves (RPPNs). The new RPPNs, comprising a total of 508 hectares, are adjacent to the Caraça and Gandarela national parks respectively. These will contribute to preserving the important Atlantic Forest biome and to maintain its biodiversity.

DESCRIPTION OF ENVIRONMENTAL INCIDENT

Site: Queiroz Industrial Complex, Brazil

Date: 12 May 2016

Incident: The construction of a new spillway at the Cocoruto dam that serves as the final effluent control point for the Queiroz Industrial Complex, required its operating water level to be lowered by up to 4 meters. During May, several operational upsets and the theft of power cables from a critical water recirculation pump resulted in large volumes of partly treatment effluent flowing into the dam. The flow could not be absorbed owing to the construction work and water marginally exceeding the effluent compliance limits for arsenic and WAD cyanide was released from the dam's effluent canal to the downstream river. At the time, no adverse water quality changes were recorded in the river.

Corrective action: The effluent alert thresholds for WAD cyanide and arsenic were lowered allowing for proactive actions to be taken at the water effluent treatment section. The final effluent monitoring frequency was increased to four-hour intervals and the reagent dosage rate in the effluent treatment plant was increased to reduce the likelihood of non-complaint effluent during the spillway construction phase. Cameras were also installed to increase security monitoring of the stolen water recirculation pump cables.



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Water withdrawal by source (%)

33 36 31

- Ground water use — 36
- Surface water use — 31
- Utitlity and/or other external water supplier — 33



Water use and efficiency

	2012	2013	2014	2015	2016
Use	52	64	64	60	51

- Use
- Efficiency



INTEGRATED CLOSURE MANAGEMENT

Mine closure requires focused consideration from social, environmental and financial perspectives throughout the various stages of the lifecycle of the mine.




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IN FOCUS

Seventeen social projects approved by the local and national closure committees for implementation at Yatela

KEY FEATURES

While AngloGold Ashanti has fully or partly closed key parts of existing operations, the company is yet to conclude full closure on a complete mining operation in its portfolio.

Mine closure is a complex process that requires focused consideration from social, environmental and financial perspectives throughout the various stages of the lifecycle of the mine. In particular, the social impacts of closure need to be better understood so that partnerships for continued livelihood beyond the mine can be nurtured.

By Integrated Closure Management, we mean the comprehensive set of activities including closure planning at project phase, implementation of concurrent rehabilitation and social investment fully considered during business planning, decommissioning, and post closure monitoring and evaluation. Governments and regulatory bodies place

a strong emphasis on the management of post closure impacts and contingent liabilities. Integrating closure planning at the design phase and implementation during the operational phase of our mine operations, where feasible, can enhance financial outcomes, environmental protection, and contributes to the wellbeing of host communities.

During the 2016 reporting year, AngloGold Ashanti shifted its thinking to a more strategic view of closure management. As such, the company continues to seek integrated closure opportunities and a higher level of integration between closure strategy and long term mine planning.

This includes:

- continuous integration of closure considerations into business strategy, and operational planning and implementation; and
- clearly understanding the relevant value drivers which influence both the mitigation of closure liabilities and the opportunities which can be realised during operations to improve the value of our assets.

OUR ACTIONS IN 2016

Currently, Yatela in Mali is the only full operation in AngloGold Ashanti's portfolio under active closure. Notwithstanding this, our approach to closure continued to focus on strengthening integration from mine design through to post-closure considerations.

In the 2016 reporting year we focused on:

- embedding a strategic approach to integrated closure management;
- enhancing social closure planning and management;
- land use and rehabilitation; and
- Yatela closure management.

EMBEDDING A STRATEGIC APPROACH TO INTEGRATED CLOSURE MANAGEMENT

Due to the number of shorter life open pit operations, as well as rising expectations and increased external scrutiny, integrated closure management and implementation is most pressing at our mines in the Continental Africa Region, as well as Australia and the Americas. In 2016, AngloGold Ashanti's international division incorporated specialised closure strategy capability into the Strategic Mine Planning function. Integration of closure strategy at this high level drives a range of activities and benefits. It enables greater rigour, with a more holistic understanding of the business to influence long-term strategic choices.

As part of the strategic planning process, fully inclusive closure costs are established early, thereby enabling realistic forecasting. The drivers of closure cost and value are analysed for incorporation into business plans. This goes beyond environmental considerations and is inclusive of the changing workforce and community development opportunities over the life of the asset.

47



INTEGRATED CLOSURE MANAGEMENT (CONTINUED)

OPTIMISING SOCIAL CLOSURE PLANNING AND MANAGEMENT

At AngloGold Ashanti we recognise there is no formalised framework for the consistent application and assessment of social closure aspects across the company. In response, towards the end of 2016, the group community discipline embarked on creating a common approach for consistent site-based assessment of critical social closure aspects in their existing plans. With the work scheduled for completion early in 2017, it is anticipated that this approach will provide a baseline assessment of the current operational status of closure plans and approaches. The baseline assessment is anticipated to provide a more rigorous site-level assessment, with a clear understanding of any gaps that need to be addressed. The knowledge gained will form the basis for developing a framework to address social aspects of closure.

LAND USE AND REHABILITATION

In many instances, farming or small-scale mining activities are already present in an area where large-scale mining becomes established. Alternatively, the area may host natural ecosystems which may be in need of protection. The processes governing land use changes are well regulated across jurisdictions in which AngloGold Ashanti operates. Once approval for the change of land use is obtained, conditions are typically applied that focus on minimising the extent of physical land disturbance; implementing appropriate land rehabilitation; preventing undue environmental impact and in some cases setting aside permanent land offsets.

As responsible stewards of land under our control and influence, AngloGold Ashanti is accountable to governments and host communities for ensuring that land used for mining activities meets agreed post-closure completion criteria. Post-closure land use objectives evolve over time and are revised at intervals in consultation with regulators and host communities. In addition, the jurisdictions in which the company operates may have legal requirements in place for the financial provision for decommissioning and rehabilitation of the disturbed footprint.

All operations have management systems to assess potential impacts and authorise the utilisation of previously undisturbed land prior to exploration and mining or its related activities. In line with integrating closure management, the extent of land disturbed by exploration and mine development activities is minimised to limit decommissioning and rehabilitation liabilities and potential negative social impacts. These systems also ensure regular identification of areas no longer required for operational activities which can be made available for concurrent rehabilitation.

YATELA CLOSURE MANAGEMENT

In the 2015 Sustainable Development Report we reported on the cessation of mining activities at Yatela Gold Mine in 2013, with planned completion of rehabilitation and closure activities by 2019 and site relinquishment in 2020.

During 2016 however, various challenges were experienced causing delays to activities scheduled for the year. Towards the end of 2015, the Minister of Mines in Mali instructed all closure-related activities at Yatela to cease, pending agreement with the Government of Mali on a number of issues, including the proposed escrow account. As a result, during the first quarter of 2016, there was no progress in rehabilitation,





INTEGRATED CLOSURE MANAGEMENT (CONTINUED)

decommissioning, Phase 2 retrenchments or implementation of the social closure plan. Subsequent to continued discussions with the relevant authorities, approval was given by the newly appointed Minister of Mines to resume closure activities, with the exception of the Phase 2 retrenchments, and decommissioning, decontamination and demolition activities. Rehabilitation and social closure activities resumed during the second half of the year.

The rehabilitation activities focused on construction of the closure bunds around the Yatela open pits as well as the continuation of revegetation and maintenance activities on the waste rock dumps.

These activities are progressing with 85% of waste rock dumps rehabilitated and the open pit closure bunds expected to be complete by early 2017.

The rehabilitation at Yatela shows positive results in terms of vegetation establishment, landform stability and erosion as well as integration of landforms into the natural environment. Seventeen social projects were also approved for implementation by both local and national Closure Committees.

The various delays experienced in the closure approval process have impacted on the planned completion and site relinquishment dates. The current planned completion date had to be revised to the end of 2021 with the site relinquishment date now expected to be at the end of 2022.

Obtaining official approval from the Council of Ministers to resume all closure activities may delay the implementation of the closure plan with a related potential increase to the closure budget.

OUR PERFORMANCE

Total land managed and still disturbed at year end
(hectares)



- Total land managed
- Total land disturbed and not yet rehabilitated

Land disturbed
(hectares)



Land rehabilitated
(hectares)



Land rehabilitated to date
(hectares)







ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL)

AngloGold Ashanti recognises and acknowledges the need to co-exist with legitimate artisanal and small-scale mining (ASM). In respect of indigenous claims to mineral wealth, we believe that co-existence which recognises each country's unique dynamics and regulatory provisions is possible.

IN FOCUS

Framework guiding co-existance with legal ASM approved

Approaches to ASM are varied in countries where we operate

KEY FEATURES

Artisanal and small-scale mining (ASM) remains a complex challenge facing the company. It encompasses both legal and illegal ASM, with illegal mining posing the most significant threat.

It is difficult to estimate the extent of ASM due to a lack of common definitions and official statistics, particularly on the involvement of seasonal and occasional workers. The African Mining Vision 2009 estimates that ASM provides for the livelihoods of between 80 and 100 million people across the globe. It is from this perspective, and with associated negative safety, health and environmental impacts, that the developing world is looking at improving legal ASM practices to support sustainable development in the sector.

From a business perspective, relationships with ASM communities are often adversarial, characterised by varying degrees of conflict with inadequate structures to support the legal formalisation process.

Material threats include:

• environmental degradation on the company tenement;

• safety, health and security risks to personnel, property and assets;

• financial loss due to theft of gold bearing material; and

• interruption of operations.

Notwithstanding the challenges, AngloGold Ashanti recognises and acknowledges the need to co-exist with legitimate ASM. In respect of indigenous claims to mineral wealth, we believe that co-existence which recognises each countries' unique dynamics and regulatory provisions is possible. With its multi-faceted dimensions, this requires real political support and multi-stakeholder interventions.



" *We believe that co-existence demands being cognisant of each countries' unique dynamics and regulatory provisions.* "

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ARTISANAL AND SMALL-SCALE MINING
(LEGAL AND ILLEGAL) (CONTINUED)

In countries where AngloGold Ashanti operates and ASM exists on or adjacent to our operations, approaches are varied.

Issue	Tanzania	Ghana	Mali	Guinea	South Africa	Colombia	Brazil
Is ASM recognised in law?	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Areas where ASM rights / permits can be issued	Open access to free areas	Open access to free areas	Designated zones for AM[1] and open access to free areas for SSM[2]	Designated zones for AM and open access to free areas for SSM	Open access to free areas	Legislation unclear	Legislation unclear
Is overlap of rights with LSM[3] permissible?	No for same minerals in LSM area	No for same minerals in LSM area	No for same minerals in LSM area	No for same minerals in LSM area	No for same minerals in LSM area	Legislation unclear	Legislation unclear
Is tributing / leasing to ASM allowed?	No special mention, but appears not to be excluded	No special mention, but appears not to be excluded	Yes – tributing by LSM right holder with Government approval	Yes – tributing by LSM right holder with Government approval	Yes – tributing by LSM right holder with Government approval	Yes – tributing by LSM right holder with Government approval	Yes – tributing by LSM right holder with Government approval
Is Government institutional support provided to ASM?	Yes	Yes	Minimal	Minimal	Yes	Nascent	Yes

AM[1]: Artisanal mining
SSM[2]: Small-scale mining
LSM[3]: Large-scale mining





ARTISANAL AND SMALL-SCALE MINING
(LEGAL AND ILLEGAL) (CONTINUED)

Although legal frameworks for ASM exist in countries where we operate, in certain jurisdictions legal ASM (activities undertaken in line with regulatory and other legal provisions) exists in parallel with illegal mining, where mining activities are conducted in contravention of host country laws. Illegal ASM activities in operations are at times aggravated by employee and law enforcement collusion. In Colombia a further distinction of illegal mining is made, with illegal-criminal mining referring to illegal mining activities facilitated and managed through organised criminal groups. In this case, profits are used to fund criminal activities.

Historically, ASM related threats have largely been addressed through security measures. These have focused on protection of tenement, personnel and assets. Looking forward, engagement with key stakeholders including local, regional and national government, civil society and traditional leaders will play an increasingly pivotal role in establishing equitable and sustained solutions.

ASM occurring adjacent to our operations



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| ARTISANAL AND SMALL-SCALE MINING | ILLEGAL MINING | ILLEGAL MINING – CRIMINAL |



ARTISANAL AND SMALL-SCALE MINING
(LEGAL AND ILLEGAL) (CONTINUED)

OUR ACTIONS IN 2016

We broadly reflect on our actions in 2016 in the areas of establishing a framework to support formalisation of legitimate ASM, and our responses to illegal mining in our operating areas.

ESTABLISHING A FRAMEWORK FOR ASM

During the year the company consulted with global external and internal stakeholders in the development of an ASM framework to be applied across our operations where ASM has a material impact on our business. The framework was approved by the company Executive Committee and Social, Ethics and Sustainability Committee in November 2016. It guides the co-existence of company operations with legal ASM and seeks to ensure the safety and security of our employees, assets and tenement. The framework is aligned to the Africa Mining Vision 2009 and other global frameworks such as the ICMM Sustainable Development Framework and Principles.

The overarching strategy is a two-pronged approach to respond to the challenges of both legal and illegal ASM. Firstly, we seek to directly support formalisation of legal ASM, including enhancing capability and productivity; the health and safety of ASM practitioners; and protecting the environment. Indirectly, we aim to strengthen enterprise development and contribute to the creation of sustainable alternative livelihoods.

We anticipate that both pathways will contribute to reducing the pool of illegal mining whilst enabling organised, safe and efficient legal ASM.

GUIDING PRINCIPLES FOR GROUP APPLICATION

- Contribute towards the formalisation and regulation of legal ASM and include it into the broad streams of social and economic activities;
- Contribute to the development of policy frameworks and practices which lead to a viable and sustainable legal ASM sector;
- Geological research to identify mineral zones and deposits that can be designated as suitable for legal ASM;
- Development of programmes for the promotion and transfer of appropriate knowledge, skills and technologies to the legal ASM sector;
- Development of methods for identifying potentially viable legal ASM operations for targeted support;
- Programmes for promoting downstream value addition in legal ASM;
- Promotion of inclusive growth and economic activities; and
- Contribution to the development and strengthening of legal ASM associations to provide an interface for engaging with the sector.



LEGAL AND ILLEGAL ASM – A TWO-PRONGED STRATEGIC APPROACH

LEGAL

DIRECT

- Formalisation
- Surrendered lease areas
- Capability building
- Introduction technology
- Innovative business models

ILLEGAL

INDIRECT

- Enterprise development and sustainable alternative livelihoods
- Working with law enforcement agencies in country

Protecting the tenement

Reducing the pool of illegal mining and enabling organised, safe and efficient ASM



ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) (CONTINUED)

AngloGold Ashanti will apply the guiding principles on a case-by-case assessment of host country and political contexts, recognising the current issues associated with ASM. Their application is provided that they are not in conflict with host country laws; that implementation can be done harmoniously with legal ASM parties; that safety of employees and assets as well as financial viability of the operation can be protected; and that they do not infringe on human rights. As part of developing the framework, a baseline assessment of affected operations was conducted with an associated gap analysis. The identified gaps will be progressively addressed in a way which is relevant to each operation. A set of critical success factors for the development of country specific strategies were identified and agreed upon.

In giving effect to the framework, countries are also developing relevant and coherent actions across the themes of:

- inclusive and extensive engagement with legitimate and credible community structures;
- security stabilisation and ongoing protection of the company concession and assets;
- management of environmental, health and social impacts of ASM;
- supporting co-existence with legal ASM; and
- acting as a catalyst for alternative and sustainable economic livelihoods.

These themes are consistent with the strategic focus area of the group sustainability strategic framework, demonstrating how the broader sustainability strategic framework is translated into action for a specific issue.

RESPONDING TO ILLEGAL MINING
Obuasi Gold Mine invasions
The most significant illegal mining challenge in 2016 was the invasion of Obuasi Gold Mine in Ghana. After halting underground operations at the end of 2014, Obuasi Gold Mine successfully transitioned into a Limited Operating Phase (LOP) at the beginning of 2015. Key elements of the LOP were a care and maintenance programme of existing infrastructure; decommissioning and rehabilitating select plant facilities; and completing the Feasibility Study for mine redevelopment. During the LOP, security of the mine was supported by military protection from the Ghanaian National Defence Force, this being commonplace across the Ghana mining industry.

In early January 2016 it became evident that incursions by illegal miners into the operating footprint were increasing in intensity. In early February, government military support was withdrawn without any advance warning or notification. Immediately thereafter, the mine was invaded by large numbers of dangerous illegal miners. These illegal miners were local inhabitants as well as immigrants. At the height of the invasion, numbers of illegal miners were

estimated at more than 12,000, reflecting a significant breakdown of law and order in the area.

Given the severity and complexity of the threat, the Group Crisis Management Committee (CMC) was convened. Daily CMC meetings still continue as at publication of this report. Declaration of Force Majeure as well as lodging a dispute with the Government of Ghana on its failure to act toward ensuring law and order in relation to the illegal mass invasions ensued. An Arbitration Panel was established through the International Centre for Settlement of Investment Disputes (ICSID) and the arbitration process began at the end of 2016.

Despite the declaration and legal proceedings, the company continued to engage intensely with the Government of Ghana at all levels, seeking restoration of law and order. However, for a large part of the year the government position was unclear and there did not appear to be any political will to resolve the issues. This apparent lack of willingness occurred against the background of impending national elections in November 2016.

Engagement with a range of other stakeholders including industry bodies, employee associations, traditional authorities and civil society groups also took place, seeking to share information and enlist support for effective solutions. As part of the engagement with Ministry of Lands and Natural Resources, the Minerals Commission





ARTISANAL AND SMALL-SCALE MINING
(LEGAL AND ILLEGAL) (CONTINUED)

and the Environmental Protection Agency, AngloGold Ashanti obtained approval for the relinquishment of various parts of its tenement to achieve a significantly reduced operating footprint. The company sought to have these relinquished areas made available through governmental processes to the illegal miners.

Notwithstanding the challenges to ongoing care and maintenance, rehabilitation and community investment programmes, these continued through 2016.

In the second quarter of 2016 the Ghanaian military presence returned to Obuasi Gold Mine, although their initial mandate was limited to protecting company residential areas. This changed during the third quarter of 2016 with the Minerals Commission being given the authority to establish a Movement Committee with the clear mandate to oversee the safe removal of illegal miners from the AngloGold Ashanti concession to the relinquished company lease areas. The committee's work resulted in the establishment of a Security Task Force (inclusive of military and police personnel) in October 2016. Clearing of illegal mining activities from operational areas and relocation to identified relinquished land was completed in December 2016 and subsequently the Force Majeure was lifted.

Illegal mining in South Africa
Illegal mining in the South African gold fields has increased dramatically over the past five years. While there have only been isolated

instances of illegal miners trespassing into AngloGold Ashanti's underground operations, illegal mining presents a broader threat to the industry. It occurs in active and inactive mining operations, some of which are adjacent to company sites. In affected areas there have been significant increases in criminal activity, threats of violence from heavily armed illegal miners, and the increased risk of theft or sabotage to critical infrastructure such as electrical substations.

In response the company has increased use of technology for remote surveillance, along with enhanced capability for rapid response to incursion to surface operations or infrastructure. The internal access control system to mine workings continues to be effective.

Beyond the direct actions to protect company employees and assets, the company continued to engage through the Chamber of Mines with the South African Government security cluster. This level of engagement seeks to address the systemic problems associated with illegal mining and develop broader and more sustainable solutions.

OUR PERFORMANCE

Our reporting on performance in ASM is largely qualitative, dealing with the areas of implementing the framework and our responses to illegal mining. More quantitative details of our performance in contributing to socio-economic development and alternative

livelihoods and protecting company employees and assets can be found in Managing Community Expectations and Employee, Community and Asset Security.

PROGRESS IN IMPLEMENTING THE FRAMEWORK
As outlined in our actions, baseline assessments and gap analyses at a country level against key aspects of the framework (guiding principles and high level action) were completed for each operation where ASM occurs.



AMERICAS
1 Argentina
2 Brazil
3 Colombia ●

CONTINENTAL AFRICA
4 Guinea ●
5 Mali ●
6 Ghana ●
7 Tanzania ●

SOUTH AFRICA
8 South Africa ●

AUSTRALASIA
9 Australia

LEGEND
● *Significant progress*
● *Moderate progress*
● *Minimal progress*

EMPLOYEE, COMMUNITY AND ASSET SECURITY



For AngloGold Ashanti, security is a significant contributor to business value.

GRI SPECIFIC STANDARD DISCLOSURES:

- **G4-SO1:** Percentage of operations with implemented local community engagement, impact assessments, and development programmes

- **G4-SO2:** Operations with significant or actual impacts on local communities

- **G4-SO3:** Total number and percentage of operations assessed for risks related to corruption and the significant risks identified

- **G4-EC7:** Development and impact of infrastructure investments and services supported

  

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IN FOCUS

Significant decrease in the number of injuries to security personnel in the line of duty – from 71 in 2015 to 35 in 2016

Decrease in injuries suffered by community members whilst engaged in illegal activity, not related to security intervention – from 8 in 2015 to 5 in 2016

KEY FEATURES

At AngloGold Ashanti, we view security as a significant contributor to business value. Our primary security concern is the safety of people, which includes employees as well as host communities surrounding our operations. We also take precautions to protect our assets and secure the long-term operational stability of our mines. Our most significant security challenges are where there is endemic poverty, high levels of unemployment and few opportunities for alternative livelihoods. These challenges range from issues of illegal mining, organised crime and terrorism threats, to aspects of theft or community unrest and / or conflict.

We recognise that community relationships characterised by trust have the most profound and positive impact on our

security performance, and we strive to implement effective strategies for community engagement and local economic development. We also work towards being proactive, predictive and responsive to address issues with speed and agility.

In Colombia, the country security risk remains relatively stable since the Revolutionary Armed Forces of Colombia (FARC) and the Colombian government signed a bilateral cease fire agreement. The FARC were founded in 1964 by small farmers and land workers as the armed wing of the Communist Party. Their aim was to forcefully address the staggering inequalities in Colombia at the time, and resulted in nearly half a century of violence as

the FARC clashed with Colombian security forces. An agreement was proposed that set out the terms for a peace deal. Following a plebiscite in which a narrow majority of 50.2% of voters rejected the terms of the agreement, the Government and FARC negotiators introduced a range of amendments to address the public's concerns. The final agreement was signed on 24 November 2016 and ratified by congress a week later. The implementation of the agreement commenced on the 13th of December 2016 without major setbacks after Colombia's Constitutional Court gave the greenlight for the implementation to be fast-tracked. In the near term, this increases the prospects of the majority of FARC members





EMPLOYEE, COMMUNITY AND ASSET SECURITY (CONTINUED)

demobilising by the beginning of 2017, further reducing the risk of ceasefire violations that could provoke a resumption of hostilities.

During the 2016 reporting year, we have observed an increase in criminality and a rise in the potential for conflict in several jurisdictions. This extends not only to the immediate mining environment in terms of the threat of illegal mining and associated criminal activity, but also to a rise in the global terrorism threat, that could directly impact on our ability to operate safely, especially where employees travel in elevated risk areas. Our focus has progressively been on developing predictive and preventative capability to facilitate our proactive response capability to these trends.

The AngloGold Ashanti global security framework was designed to meet security needs while maintaining respect for human rights and fundamental freedoms. We strive to achieve this by removing people from risk, defining roles and establishing partnership with communities in complementing security initiatives, engaging more effectively with public and private security providers, improving the application of technology, and using highly trained, skilled and equipped rapid reaction teams. Furthermore, our actions are guided by the company's Security Policy, and the Security Risk Management Standard which sets out the minimum standards for security risk and threat assessment.

Through our risk matrix, we define operational responses according to the severity of the risk either for immediate or urgent action, to more proactive and routinely managed issues.

We are also a signatory to the Voluntary Principles on Security and Human Rights (VPSHR), which is recognised as international best practice for the professional and transparent utilisation and conduct of security forces. Our VPSHR Management Standard articulates the company's position on the VPSHR principles as a key driver for security management practices, and how we actively manage compliance.

OUR ACTIONS IN 2016

EMPLOYEE SECURITY

Our Duty of Care programme aims to preserve life and ensure the safety of people. We achieve this by addressing security concerns and risks in the countries in which we operate or travel to, and by protecting the continuity of our operations. AngloGold Ashanti has rolled out a set of strategies and interventions based on comprehensive threat and risk analysis aimed at minimising risks to employees at the office, when travelling domestically or internationally and whilst at home.

Our approach to operational and office security was designed with proactive prevention of undesirable incidents in mind, as well as the deterrence of potential criminals and enhancing the confidence of

employees. Home security comprises security measures for high risk profile employees and their families and involves our security personnel conducting thorough assessments and guidance on the security of residential properties. Travel security includes a pre-travel security and health advisory as well as SOS tracking and vetted transport and accommodation options.

During 2016 we designed and implemented an online training programme aimed at raising awareness and equipping individuals to recognise and avoid potential threats. The Hostile Environment Awareness Training (HEAT) equips employees with the necessary knowledge to respond to incidents should they occur. Potential risks included in the training syllabus include attacks, kidnapping and hostage situations, and also include general threats such as extortion, common street assaults, riots and demonstrations, terror attacks and robberies. The training also forms part of pre-travel communication to ensure employees are aware of risks before leaving their home country. In South Africa, to counter the escalating security risk, we implemented advanced technology and established a sector programme in November 2016. This involved demarcating specific areas and implementing thermal surveillance technology. Security staff at remotes sites were redeployed. This will in future reduce the risk to security and operational staff, and improve efficiencies.





EMPLOYEE, COMMUNITY AND ASSET SECURITY (CONTINUED)

In Mali, elevated risk was reported throughout the year due to ongoing terrorist activities in the north of the country. Guerrilla-style attacks on security forces, suicide bombings, kidnap-for-ransom and other terrorist activities pose severe security threats. Although this has not had an immediate impact on our operations, our Duty of Care protocols are in place to ensure employees and travellers are safeguarded.

COMMUNITY SECURITY

The origin of conflict in communities is complex. The dynamics are different in each of our operating jurisdictions, but common features involve increasing levels of socio-economic inequality, social fragmentation, youth unemployment, the availability of small arms and the rise of organised crime.

As a resident in host communities, AngloGold Ashanti is not only exposed to conflict, but often faces significant challenges in securing its tenement amidst conflict in communities. We recognise that we can play a meaningful role by establishing mutually beneficial partnerships that address issues of security. Additionally, the company has a responsibility to ensure that our interactions with the community are in line with the Voluntary Principles on Security and Human Rights and that we respect the rights of people.

At Geita Gold Mine in Tanzania, we initiated a Community Policing Forum (CPF) in partnership with local authorities to police and deter criminal activity in the area. The CPF was established as a partnership between Geita Gold Mine, the Geita Town Council and the leaders of Nyakabale and Manga villages. A total of 133 community members have participated in a seventeen week training programme, which commenced in September 2016. The training included military reservist, immigration, health, policing, self-defence and life skills modules. Certification was issued by the Police and Military high commands, and is the first of its kind in Tanzania. Similar initiatives are being planned in other countries, aligned to local legislation and with support from authorities.

ASSET SECURITY

AngloGold Ashanti faces escalating security risks which have the potential to threaten the company's assets and business. Security planning for our operations involves more than just manned guarding and extends to physical infrastructure, crisis planning, technology and training. Our preventative approach includes threat assessments that quantify risks in the categories of operational security risk, country security risk and travel security risk.

At Obuasi Gold Mine in Ghana, our security forces were overrun by a large group of illegal miners who stormed and breached the perimeter fence.



Company view of operational and travel security risk



| MINIMAL RISK |
| MODERATE RISK |
| SIGNIFICANT RISK |

 *Mouse over*

Argentina
Tanzania
Continental Africa
Brazil
Colombia
South Africa



EMPLOYEE, COMMUNITY AND ASSET SECURITY (CONTINUED)

This was largely a consequence of the Ghana Armed Forces (GAF) disengaging, despite the mine's standing agreement with the Government of Ghana to provide security support. In the months that followed illegal mining activities continued unabated with reports of blasting, flooding and infighting leading to the death of approximately 152 illegal miners. By October 2016, engagements with government resulted in redeployment of the GAF to Obuasi Gold Mine where an operation commenced to clear the tenement of illegal miners. This process was meticulously monitored to ensure that execution plans were relevant and adequate to minimise the possibility of conflict between the community and armed forces. In addition, we monitored the risk of the national elections, held in December 2016. By the end of the 2016 reporting year, the Obuasi Gold Mine fenced perimeter had

been secured, and illegal miners removed from the property. Assessment of the damage to the mining infrastructure has commenced.

In South Africa and Guinea, we have implemented an approach that uses minimal force, supported by less lethal weaponry for security interventions.

CYBER CRIME

The threat of cyber crime is relatively new to the mining landscape. However, as automation and support communication networks become more advanced, the threat of destabilising these systems through a cyber-attack begins to crystallise. A growing number of informal activists also use cyber activities to expose confidential company information or create false company announcements posing a risk for the operating environment.

In response, AngloGold Ashanti Information and Knowledge Management launched a Cyber Defence Programme (CDP) in 2014 to address the various attack vectors associated with cyber attacks. The CDP enables the company to proactively, and in near real-time, monitor, identify and respond to cyber attacks. This allows for a timeous response, with containment and recovery. This programme will continually evolve to ensure maturing of the company's security posture and readiness to defend against ever-evolving cyber attacks.

OUR PERFORMANCE

REPORTABLE INCIDENTS

Progress in the implementation of the security five-point plan has shown positive trends with a marked decrease in fatalities and injuries related to security interventions as well as injuries sustained by security personnel.

IN MEMORIUM

Mr. John Owusu (06/02/2016)
Vehicle-related accident while assessing a breach of the perimeter by illegal miners and attempting to flee an unprovoked attack. Obuasi Gold Mine, Ghana.

Mr. Pule Stephen Motete (27/09/2016)
Fatally wounded when confronting suspects during a perimeter breach. Vaal River, South Africa.



Fatalities and injuries to community members related to security intervention



Fatalities and injuries to community members whilst engaged in illegal activities, not related to security intervention



Fatalities and injuries to AngloGold Ashanti personnel in the line of duty

RESPECTING HUMAN RIGHTS

Aspects of human rights cut across our entire business. We recognise the role it plays in issues such as safety, environmental stewardship, security, community relations and health.



 GRI DATA tables  Questions and feedback

GRI SPECIFIC STANDARD DISCLOSURES:

- **GG4-HR1:** Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening
- **G4-HR3:** Total number of incidents of discrimination and corrective action taken
- **G4-HR4:** Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights
- **G4-HR5:** Operations and suppliers identified as having significant risk for incidents of child labour, and measures taken to contribute to the effective abolition of child labour
- **G4-HR6:** Operations and suppliers identified as having significant risk for incidents of forced or compulsory labour, and measures to contribute to the elimination of all forms of forced or compulsory labour
- **G4-HR7:** Percentage of security personnel trained in the organisation's human rights policies or procedures that are relevant to operations [RA]
- **G4-HR8:** Total number of incidents of violations involving rights of individuals and actions taken [RA]
- **G4-HR9:** Total number and percentage of operations that have been subject to human rights reviews or impact assessments [RA]
- **G4-HR10:** Percentage of new suppliers that were screened using human rights criteria [RA]
- **G4-HR11:** Significant actual and potential negative human rights impacts in the supply chain and actions taken
- **G4-HR12:** Number of grievances about human rights impacts and impacts on society [RA]
- **G4-SO4:** Communication and training on anti-corruption policies and procedures
- **G4-SO5:** Confirmed incidents of corruption and actions taken

consideration for issues of land access and environmental impacts; respect for the right to livelihood; respect for human rights in post-conflict zones and respect for the rights of people with the deployment of security forces.

Our human rights framework is guided by the Universal Declaration of Human Rights (UDHR) as well as the United Nations Guiding Principles of Business and Human Rights (UNGP). We have played an active role in the development of the UNGPs and understand our responsibility to not only uphold the rights

OUR ACTIONS IN 2016

EMBEDDING HUMAN RIGHTS IN THE BUSINESS

In 2015, we reported that our Human Rights Due Diligence Standard was in development. The Due Diligence Standard considers human rights risks throughout the lifecycle of our operations. Assessments are done at the pre-feasibility stage, and risks are continuously identified and mitigated throughout the operation's life. Assessments also consider a number of aspects unique to each operation such as the geographical location and country risk; the risks which AngloGold Ashanti may

The pilot concluded during the first quarter of 2016, and based on the findings, the process was extended to all other operations in the company. Operations are required to conduct self-assessments by 2017, followed by verification of the results. A Human Rights working group was also established to implementation of our human rights framework.

HUMAN RIGHTS AND THE SUPPLY CHAIN

AngloGold Ashanti and our suppliers operate in diverse locations around the world. As global citizens, we all have an obligation to



RESPECTING HUMAN RIGHTS (CONTINUED)

act responsibly, lawfully and with integrity wherever we do business. In accordance with our commitment under the United Nations Guiding Principles on Business and Human Rights, AngloGold Ashanti endeavours to support its suppliers so that they also conduct their business in a manner that respects human rights.

Accordingly, all suppliers are required to adhere to our Supplier Code of Conduct as a condition of doing business with AngloGold Ashanti. In 2015 we shared a self-assessment questionnaire (SAQ) with our suppliers to assess due diligence. The four key areas assessed by the SAQ are governance (bribery and corruption), human rights, environment and safety.

Based on feedback, we refined the SAQ in 2016 and further tested it in the Global Supply Chain. No material human rights, environmental or safety issues were discovered. One governance issue was flagged and addressed by the relevant potential supplier.

When fully operational, our responsible sourcing due diligence process will provide another tool that will enable both AngloGold Ashanti and our business partners, suppliers and contractors to assuredly conduct business in a manner that respects human rights.

OUR PERFORMANCE

In 2016, increased intrusions onto our tenement and operational areas resulted in escalating risk, specifically due to illegal mining activities. The increased risk of incidents is commonly associated with related-party interventions. Despite this negative trend and associated challenges, the ongoing efforts in implementing the Community Enhanced Security Plan has yielded positive results. The plan involves removing people from risk, reducing the potential for conflict, interaction with public security and with communities across the global portfolio.

Every incident which may have a potential human rights implication is thoroughly investigated and analysed for learning and continuous improvement across the group.

Despite increased confrontation and potential for conflict due to illegal mining specifically at Obuasi Gold Mine, Siguiri Gold Mine and Geita Gold Mine – requiring the support of public security forces – only two self-reported human rights incidents were recorded in 2016.

Self-reported human rights incidents

Site	Vaal River, South Africa	Geita Gold Mine, Tanzania
Date	2 May 2016	27 August 2016
Incident	AngloGold Ashanti security staff manhandled suspects during an arrest for product theft.	Members of the police contingent on mine site assaulted a community liaison officer.
Corrective action	Four security staff members were dismissed for their actions, and use-of-force awareness training was re-emphasised for all security staff.	The police officers were removed from site and disciplined through the Tanzanian Police disciplinary process. Use-of-force awareness training was re-emphasised for all security staff.





TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS

We see leadership as key to business success. Leaders describe a compelling future for those who follow and must have the ability to inspire and motivate others to willingly and cooperatively achieve the organisation's objectives.



 GRI DATA tables  Questions and feedback

IN FOCUS

AngloGold Ashanti Training and Development Services provided 61,000 instances of comprehensive technical, leadership and behavioural development training

Stable and peaceful labour relations climate in our Continental Africa and South Africa Regions in 2016

KEY FEATURES

Having the right people doing the right work well and creating the conditions for them to thrive remains the foundation of our people strategy.

With the challenging business landscape experienced over the past few years, and the various self-help interventions implemented by the company, labour spend has decreased by 21% since 2013. This has included a corresponding headcount reduction as a consequence of portfolio changes and restructuring initiatives. An important element of restructuring was a 44% reduction in expatriate staff. For 2016, budgeted labour expenditure for employees, contractors and consultants accounted for approximately 30% of total costs.

In the context of the economic challenges – which continue to be faced by the business – and the opposing dynamics of either rationalisation or growth focus within the company's operations – the focusing challenge faced by the Group Human Resources discipline has been the need to strengthen a common foundation of organisational effectiveness, enabling a resilient approach. This foundation will help us to navigate both the rationalisation and growth within our business operations in a sustainable way.

Specific challenges include:

- evolving regulatory and related frameworks in various jurisdictions, such as the Mining Charter in South Africa, and the need for continued progress in skills localisation at our Continental Africa operations;
- managing the risk of critical talent retention across the business;
- addressing gender diversity issues; and
- the need to continue strengthening harmonious employee relations, including with organised labour representatives.

In response, the Group Human Resources discipline focused on building the capacity and capability of the global team in the areas of organisational design, talent management and succession, leadership development and change management.

OUR ACTIONS IN 2016

Building on the strategic framework developed in 2015, strategic focus areas were prioritised in 2016 to address company challenges and accelerate strategy implementation. Through a series of conversations in consultation with the Executive Committee and board, six interrelated strategic focus areas were prioritised:

1	Clear organisational design and operating model to shape the right culture
2	Develop Health of Discipline Framework to support the business strategy
3	Build capable global leaders across the organisation, driving a high-performance culture
4	Develop integrated talent management and succession planning
5	Focus on employee engagement and commitment
6	Develop simplified and integrated Human Resources information systems

Collectively, these priorities enable us to respond to the primary challenge of ensuring organisational effectiveness.

Frameworks outlining the intent, company position, guiding principles, process requirements and performance measures in each priority have been developed.



TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS (CONTINUED)

All operations will work to ensure that the requirements are met in a way that is globally consistent, yet locally relevant.

CAPABLE LEADERSHIP ACROSS THE ORGANISATION DRIVING A HIGH-PERFORMANCE CULTURE

We see leadership as key to business success. Leaders describe a compelling future for those who follow and must have the ability to inspire and motivate others to willingly and cooperatively achieve the organisation's objectives. Leaders should create an enabling environment which brings out the best in people. In order to do so, leaders must have a global as well as local view of the business, with the requisite mix of economic, social and technical competences. These are applied and brought to life through leadership behaviours and living the company values. On this basis, during the year the Chief Executive Officer talent pool comprising Stratum IV (Vice President level) and above was reviewed and presented to the board. Critical leadership and technical positions were identified, along with potential successors in the short, medium and long term for all these positions. As part of this approach, talent was reviewed cross-functionally across the group and individuals were assessed in terms of alignment to company values, current performance and potential, readiness and development requirements.

The talent reviews serve to help the business manage the following potential risks:

- unfilled vacancies in critical leadership and specialist positions;
- filling positions with under-developed successors;
- poor assimilation of talent into leadership and specialist positions; and
- poor deployment of talent against business goals.

Development plans for potential successors have been developed, considering both formal and informal training. In focusing on leadership bench strength we remain mindful of gender diversity and continue to work towards gender parity.

To support managers and supervisors in their leadership and managerial practices the company developed a comprehensive system, How We Work. The system covers management and people practices and provides quick skills, tools and guidelines on how to be an effective leader.

In strengthening the leadership pipeline at lower organisational levels, the second year of the Chairman's Young Leaders Programme was completed. The 2015 intake into the programme had focused on high-potential future leaders from mining-related technical disciplines such as geology, engineering and metallurgy. For 2016, this was expanded to include support functions such as Finance and Human Resources. Ten global young leaders participated in the programme, receiving global exposure to the business through three job rotations across the year.



GUIDING PRINCIPLES FOR CAPABLE LEADERSHIP

- Organisational culture is shaped by leaders who believe in and clearly demonstrate company values;
- The business vision and strategy is translated so as to be relevant to employees, engaging them and inspiring them to achieve their, and the company's, objectives;
- Leaders act in ways which instills trust within the organisation;
- Clear and appropriate accountabilities are set and all employees, including leaders, are held to account for their actions; and
- Leadership is an integral part of AngloGold Ashanti, How We Work and people practices.

PROCESS REQUIREMENTS FOR CAPABLE LEADERSHIP

- Translating and communicating the company vision and strategies;
- Establishing and maintaining structures, business objectives and accountabilities within each area of responsibility;
- Translating the group leadership competency framework and embedding leadership practices into the way we work;
- Modelling leadership behaviours and building trust through actions; and
- Reviewing leadership practices with the view to improve.




TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS (CONTINUED)

In reviewing the progress of the seven global young leaders from the 2015 group, five have been promoted to senior roles and the remaining two returned to their previous roles with expanded responsibilities and undertook further development to strengthen their technical, supervisory, business and project management skills.

In the South Africa Region, we implemented the Advanced Leadership Development (ALDP) and Managerial Leadership Development (MLDP) programmes in partnership with the University of Cape Town Graduate School of Business. The programmes aim to provide managers with the requisite skills, knowledge and required behaviours to be effective leaders by facilitating exposure to classroom training as well as on-the-job coaching and mentoring. The programme duration is nine months, and future leaders are expected to gain the following:

- enhanced understanding of how self and others function both at home and at work;
- a heightened ability to deal with complexity, chaos and paradox in people, strategies and the market;
- technical skills around giving and receiving feedback, coaching and mentoring, listening, questioning, managing conflict, stress management, dialogue, strategy, culture, dialogue and resilience to change; and
- traditional content related to understanding the geopolitical context we operate in, as well as understanding the dynamics of emerging markets.

INTEGRATED TALENT MANAGEMENT AND SKILLS DEVELOPMENT

Related to the strengthening of leadership capability across the organisation, significant progress has been made in rolling out the integrated talent management, skills development and succession planning framework to all organisational levels. We recognise that effective talent management and succession planning enables current and future business success, and contributes to securing our long-term future as a company. Through talent management with effective succession planning we establish an employee value proposition for meaningful work, to develop employees to give of their best, and to optimise career paths in the interests of both the company and individual.

In 2014, the Chief Executive Officer (CEO) started a bursary scheme in collaboration with the University of Witswatersrand (WITS) in South Africa. The scheme aims to support the education of deserving Historically Disadvantaged South African (HDSA) students from our operating areas, with a strong bias in favour of female students. To date, the CEO has contributed approximately $180,000, which has been matched equally by the company. The scheme has benefited 11 undergraduate students and 10 postgraduate students. Of the 11 undergraduate students, four graduated in 2016 and are currently enrolled for their honours.



GUIDING PRINCIPLES FOR INTEGRATED TALENT MANAGEMENT

- Processes are owned and led by line management;
- Identification of talent is through a valid and objective assessment;
- An integrated and consistent approach is applied, yet it is sufficiently dynamic to address specific and emerging needs;
- Processes are appropriately transparent;
- Global diversity is embraced to enable organisational resilience; and
- There is a balance between local and global requirements.

" Future leaders are equipped with skills that foster a heightened ability to deal with complexity and paradox in people, strategies, and the market."

TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS (CONTINUED)

Planned leadership development initiatives

Development prioritisation matrix	
Formal	• Director training • Executive development programme – international leadership programme • Executive coaching
Informal	• Exposure to international assignments/secondments • Cross-functional job rotation • Exposure to stretch projects (e.g. Colombia) • Functional stretch projects – extended scope of work • Exposure to board and Executive Committee • Exposure to markets • Exposure to investors

FOCUS ON EMPLOYEE ENGAGEMENT AND COMMITMENT

We recognise that success is achieved through people. The extent to which we have engaged people working within the company influences our level of performance. Good leaders create an environment which is conducive for employees to thrive and to contribute meaningfully to the success of the business.

Engaged employees understand and live the company values – they feel valued and satisfied, have high morale and are productive. As resilient individuals, they contribute to the resilience of the organisation.

As reported in 2015, an employee engagement survey was conducted in 2014 identifying three areas which needed more attention to improve employee engagement. These were senior leadership practices, managerial effectiveness and ethics.

The primary approach to respond to these challenges was through the development of the AngloGold Ashanti How We Work and people practices. During 2016, our focus on employee engagement continued, with the establishment of the group Framework for Engagement and Commitment.

GUIDING PRINCIPLES FOR ENGAGEMENT AND COMMITMENT

• Leaders are accountable for engaging employees and nurturing trust within the organisation;

• Leadership and managerial practices are aligned to company values, and to the AngloGold Ashanti How We Work and people practices;

• Employees function within appropriate structures, are fit for role and recognition is based on merit;

• Employee development and growth is facilitated through skills development and training, providing challenging work opportunities and career paths;

• Teamwork is promoted; and

• Consistent and fair treatment is applied in performance management, discipline, development and remuneration.

The How We Work system focuses on the specific challenges of senior leadership practices and managerial effectiveness. It provides quick skills, tools and guidelines which support managers and supervisors to engage more effectively with their work teams and colleagues.



70% Of leadership roles filled by internal candidates



TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS (CONTINUED)

Modules include:

- management practices, focusing on one-on-one and team conversations encouraging continuous two-way feedback, building teams and fostering team collaboration;
- organisation and people capacity, which looks at role descriptions, work design and resourcing; and
- talent management which is the suite of components including performance management, career management, training and coaching, and talent pool and succession planning.

Full roll out of this programme began in 2016 and continues in 2017. To address the concerns raised around ethics, Group Compliance launched an ethics awareness campaign across the business, supported by mandatory online ethics and compliance training for managers.

Other specific interventions included:

- establishment of the Serious Concerns Committee in 2013 comprising the Chief Financial Officer, Executive Vice President: Group Legal, Commercial & Governance and Executive Vice President: Human Resources;
- publicising whistleblowing outcomes in the company compliance newsletters, thus holding employees to account for their actions; and
- rolled out anti-bullying training in 2016 and developed ethics training material specifically for employees without computer access.

In the South Africa Region, the AngloGold Ashanti Training and Development Services (ATDS) provides comprehensive technical, leadership and behavioural training and development. With eight major training centres (including two underground centres), ATDS provided more than 61,000 instances of training. This includes training for our employees and unemployed youth from local communities.

ATDS is fully accredited by the South African Mining Qualifications Authority (MQA) and is ISO9001 and OHSAS18001 accredited. Learners are primarily employees of AngloGold Ashanti's South Africa and Continental Africa Regions, but also include learners from external organisations such as the South African National Defence Force and the national power utility, Eskom.

Number of expatriates in Continental Africa Region



OUR PERFORMANCE



Gender breakdown of the board

73% Male   **27%** Female



Gender breakdown of executive management

67% Male   **33%** Female



Board composition by HDSA (%)

45 45
10

- HDSA   45
- Other South Africans   10
- Non-South Africans   45



Executive composition by HDSA (%)

45 33
22

- HDSA   33
- Other South Africans   22
- Non-South Africans   45





TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS (CONTINUED)

PROCESS REQUIREMENTS FOR INTEGRATED TALENT MANAGEMENT

- Establishing and maintaining competency frameworks (leadership, technical, behavioural);
- Competency assessment based on valid criteria;
- Establishing talent pools and succession plans;
- Accelerated development of talent;
- Effective performance management; and
- Developing and implementing talent retention strategies.

EMPLOYEE RELATIONS

SOUTH AFRICA REGION EMPLOYEE LABOUR RELATIONS

The South Africa Region operates in a labour relations environment which is highly unionised, diverse, labour intensive and continues to evolve in terms of its economic, social and political environment. AngloGold Ashanti embraces this changing environment to ensure it remains an effective and sustainable organisation, that provides employment and a livelihood to many employees directly as well as providing indirect beneficiation. In the South Africa Region, 94% of employees belong to one of four trade unions: National Union of Mineworkers (NUM), Association of Mine Workers and Construction Union (AMCU), UASA-The Union (UASA) and Solidarity. In the South African gold sector, most companies participate in central collective bargaining through the Chamber of Mines. AngloGold Ashanti believes that labour relations are formed at every level of the organisation, and that successful negotiations are driven by the acknowledgment of common interests that exist among stakeholders.

CONTINENTAL AFRICA EMPLOYEE LABOUR RELATIONS

Tanzania: Geita Gold Mine

Through the quality of the collaborative working relationship between management and the majority union TAMICO, as well as the capacity-building workshops attended by both management and union representatives prior to the start of negotiations, parties were able to successfully conclude wage negotiations for a one-year wage agreement applicable for 2016. Management and the union further renewed their commitment and support, to continue to work collaboratively through existing forums in resolving and concluding any outstanding collective bargaining items.

Ghana: Iduapriem Gold Mine

Aligned with an agreement with the Chamber of Mines in Ghana, and the Ghana Mineworkers Union (GMWU), the parties decided that the 2016/2017 wage negotiations should be conducted bilaterally between each mining company and the GMWU. In terms of the collective bargaining agreement, Iduapriem Gold Mine and the GMWU successfully finalised a review of selected terms and agreed a two-year collective agreement for 2016 and 2017. Subsequent to this process, parties duly commenced with annual wage negotiations applicable for 2016. It is expected that wage talks will conclude early in 2017. Further more, the Chamber of Mines in Ghana has shown a strong desire to pursue a proposed unitary negotiation concept which involves negotiating collective bargaining terms and wage increases, at an industry level. AngloGold Ashanti will continue to engage with stakeholders on the concept.

Ghana: Obuasi Gold Mine

In terms of the standing agreement negotiated between the company and the union, GMWU, there were no wage negotiations with organised labour for 2016 at Obuasi Gold Mine as the mine remained on limited operations. The Anyinam Lodge (Obuasi Mine) redundancy and retrenchment exercise was successfully completed in 2016. The GMWU supported management throughout the process.

Guinea: Siguiri Gold Mine

Notwithstanding a confrontational union relations climate, accompanied by sporadic protest actions sanctioned by the union delegation at Siguiri Gold Mine, management invested considerable amount of time and effort into the promotion and strengthening of relations with the union. Sporadic work stoppages were amicably resolved and ended without major incidents. The 2016 annual wage negotiations were successfully concluded.

Mali: Sadiola Gold Mine

The 2016 annual wage negotiations between management and the union committees on site were successfully concluded. The parties agreed a one-year wage agreement approved by the in-country Labour Inspectorate. A stable and peaceful labour relations climate was maintained during the year.

In the context of talent management and succession planning, addressing gender parity, strengthening local leadership and technical capability, representation remains priority. We continue to make progress on internal succession placements, with 70% of key positions filled internally. From our Continental Africa operations, where the company has experienced most dependence on expatriate staff, employment of expatriates has been reduced by 44%.



NAVIGATING REGULATORY AND POLITICAL UNCERTAINTY AND RISK

Increased pressure is placed on mining companies to address the incongruence in service delivery, and to contribute more to local development.

IN FOCUS

In 2016 we developed site specific procedures for payments to governments



GRI SPECIFIC STANDARD DISCLOSURES:

- **G4-EC1:** Payments to government
- **G4-EC4:** Financial assistance received from government
- **GRI STANDARD DISCLOSURES:**
- **G4-15:** List externally developed economic, environmental and social charters, principles, or other initiatives to which the organisation subscribes or which it endorses

 

GRI | DATA tables | ? Questions and feedback

KEY FEATURES

Good policy frameworks along with supporting regulations are intended for the benefit of societies, shaping their development and enabling fair and equitable benefits among stakeholders. In this setting, norms for action are set and there is predictability around their enforcement. The conditions are created for stakeholders to function effectively within defined boundaries.

In the absence of such frameworks, where there is uncertainty in their development, or where their design is not in the interests of the greater good, unpredictability prevails. The business landscape is characterised by instability and the impacts on long-term societal development are negative.

Policy making is typically driven by the dominant political direction and agenda in any particular jurisdiction. In our experience over the past year across areas where we operate, uncertainty or instability in policy development has been influenced by a range of factors. Policy related inaction may be associated with the possibility of political change, often associated with elections in certain countries. Post-elections, leadership and policy direction changes are associated with the need to establish relationships with new players across the authority hierarchy. Where political reform is underway, the focus on improving governance and increasing transparency may also be associated with instability in its initial stages before real change sets in. And finally, a rising populist approach, which appears to be increasing as a global phenomenon, may be associated with increasingly partisan agendas which do not necessarily focus on the greater good. In each of these situations escalating political rhetoric is evident, commonly associated with heightened perceptions of conflict within the political climate.

We have also observed a link between public sector weakness and the marginalisation of communities. As a result of ambiguity in the relationship between business, government and communities, public sector service delivery failures may create conflict or a breakdown in trust between the three groups of stakeholders. Increased pressure is placed on mining companies to address the incongruence in service delivery, and to contribute more to local development. While AngloGold Ashanti acknowledges its responsibility to contribute meaningfully to local development, this should not be by replacing governments' legitimate accountability for delivery of key services to communities and society at large. Further conflict may arise through the slow pace of implementing policy. Such delays often create misalignment between community expectations and support for service delivery from the company.

During the 2016 reporting period, various instances of political and regulatory instability and uncertainly were evident across our operating jurisdictions.

In Ghana, national elections were held late in the year. The pre-election political rhetoric and policy inaction is believed to have influenced national responses to the challenges we faced at Obuasi Gold Mine.

In South Africa, municipal elections along with economic instability and fairly broad-based social conflict contributed to increasing political risk.

Efforts at political and economic reform in Brazil during the year were associated with instability and increasing business risk.

In Colombia, peace efforts to end the long-standing conflicts affecting the country were associated with increasing levels of excitement and optimism, but also with some degree of anxiety related to the referendum rejecting the peace deal.

OUR ACTIONS IN 2016

Our responses to navigating political and regulatory uncertainty are framed by an ethical approach, and are within accepted regulatory frameworks.



NAVIGATING REGULATORY AND POLITICAL UNCERTAINTY AND RISK (CONTINUED)

Our actions generally fall into one of three types:

- Proactively engaging in policy development and conflict resolution, seeking mutually beneficial and sustainable outcomes;
- Enhancing our internal systems and activities to meet the requirements of any regulatory changes; and
- Disputing and seeking recourse where we believe that we have been treated unfairly and outside of accepted regulatory prescripts.

We seek to be both proactive and law-abiding citizens, as well as protect the company within existing legal boundaries.

ANTI-BRIBERY AND ANTI-CORRUPTION

In 2016, the Foreign Corrupt Practices Act (FCPA) enforcement recorded a record year both from a corporate actions and sanctions perspective. Globally, companies collectively paid almost $2.5 billion in fines and penalties to resolve FCPA cases. These corporate enforcement actions encompassed a wide variety of bribery schemes, ranging from the novel to the mundane. It is against this backdrop that issues of bribery and corruption continue to receive escalating attention – at national, local and company levels. As highlighted in our 2015 report, AngloGold Ashanti has a zero tolerance policy on bribery

and corruption. By the end of 2016, 7,469 employees successfully completed online anti-bribery and anti-corruption training, and we also conducted regular onsite assessments to ensure potential risks were mitigated. In 2016, workshops were held at operations in Ghana, Mali and Tanzania in the Continental Africa Region, to develop site-specific procedures to address payments to government departments and government officials. A review was undertaken in Guinea to monitor the implementation of similar procedures implemented in the previous reporting year. These procedures supplement the anti-bribery and anti-corruption policy and guidance by addressing specific issues when dealing with government entities.

PROACTIVE ENGAGEMENT IN POLICY FORMULATION AND CONFLICT RESOLUTION

Where policy changes are anticipated, the company regularly seeks to positively engage in the shaping of such policy. At a country or regional level, such engagement is generally through industry and related bodies which represent a formal voice in policy and regulatory development dialogue. A range of proactive engagements are discussed in more detail in the relevant sections of the report, with highlights given here.

In South Africa activities have included providing input into and influencing pending legislation in areas such as the Mineral and Petroleum Resources Development Amendment Act, Carbon Tax and National Health Insurance. Extensive proactive engagement has occurred in Colombia, often in innovative projects which are likely to shape policy development. A key example is the artisanal and small-scale mining (ASM) co-existence project where the company has mobilised a range of stakeholders to assist as well as provide technical support to relevant Government departments in undertaking due diligence and implementation of the project.

At an international level we have also contributed to shaping global frameworks by engaging through various organisations. These include, amongst others, the International Council on Mining and Metals, the United Nations Global Compact and the Voluntary Principles on Security, and Human Rights (VPSHR). Beyond contributing to shaping best practice, in some instances the company has engaged with Government officials and other entities to facilitate training and capability building outside the business in areas such as human rights, anti-bribery and anti-corruption.





NAVIGATING REGULATORY AND POLITICAL UNCERTAINTY AND RISK (CONTINUED)

Positive and proactive engagement in support of conflict resolution remains our preferred approach where we anticipate conflict or where conflict has arisen. The potentially catastrophic situation where Obuasi Mine was overrun by illegal miners is a key example of where we remained true to this principle. Despite the declaration of Force Majeure (and the subsequent upliftment thereof) and a request for arbitration, the company continued to engage positively and proactively with stakeholders. This included relentless and active engagement with relevant Government authorities at all levels; regional and municipal authorities; industry bodies; traditional authorities; and local communities.

Another example of positive engagement, this time seeking to pre-empt potential conflict was demonstrated in Tanzania. During 2016, the Government of Tanzania issued a directive that waste rock from Geita Gold Mine would be provided to local ASM for them to process for gold. Notwithstanding certain reservations on the directive, the company actively engaged with local authorities to give effect to it. This included scheduling waste rock delivery to a designated site. Unfortunately the venture was unsuccessful, with local ASM declining to utilise the waste rock due to its inadequate gold content for economically viable recovery. While there is the potential for further conflict to arise as a consequence of the failed initiative, the company will continue to navigate it in a proactive and constructive way.

SYSTEM ENHANCEMENTS RESPONDING TO CHANGING REGULATORY REQUIREMENTS
A significant emerging regulatory and governance trend is the increasing expectation for transparency in the way companies treat tax, and demonstrating how this meaningfully contributes to national development.

During 2016, AngloGold Ashanti revised the Group tax strategy, ensuring that:
- it is aligned to the Group's strategy and business objectives;
- all global taxes are managed in a transparent, responsible and sustainable manner; and
- the tax strategy is implemented within the governance framework which respects the differing interests of all our stakeholders.

Central to the enhanced tax strategy is the recognition that the Group must earn and maintain its social licence to operate as a responsible corporate citizen. This is through a partnership with government and community stakeholders, thus contributing to a sustainable future in the countries in which we operate. Ensuring tax efficiency in all investment decisions and commercial transactions, as we also seek to manage risk effectively, the company must always be in full compliance with the laws of the relevant countries where we operate.

As a member of the Extractive Industries Transparency Index (EITI), the Group reaffirmed its commitment to promoting open and accountable management of resources, and the reporting of amounts paid to Government.

The revised tax policy and strategy was reviewed and approved by the AngloGold Ashanti board of directors who, together with the Group Audit and Risk Committee, monitor adherence to the policy.

Other areas where our systems have been strengthened to respond to evolving regulatory requirements, and discussed elsewhere in the report include giving effect to Mining Charter requirements in South Africa; improving capability to manage occupational hazardous exposures such as silica dust and diesel particulate matter; and optimising water and energy accounting.

SEEKING RECOURSE WHERE WE BELIEVE WE HAVE NOT BEEN TREATED FAIRLY
Raising formal disputes with political and regulatory authorities and with other stakeholders is generally not our preferred route. It however may be necessary to do so, where positive and proactive engagement has failed.

Our intent is to manage risk and protect the integrity of the company. Most often, formal dispute resolution has been limited to various fines and penalties applied to aspects of our business.

OUR PERFORMANCE

Payments to government ($m)

	2016	2015	2014	2013
Argentina	89.8	111.1	96.1	122.4
Australia	84.1	42.6	67.1	49.2
Brazil	129.1	87.9	119.1	140.9
Colombia	11.8	11.3	15.1	22.1
Ghana	26.1	26.9	55.9	68.5
Guinea	40.5	69.2	67.8	93.3
Mali	33.5	29.6	29.4	57.6
South Africa	106.3	104.6	143.6	157.0
Tanzania	133.3	134.5	123.7	69.8
USA	6.2	24.6	30.5	28.5



SECTION 6

DATA TABLES

NOTE

No data is reported for particular sites in certain years for the following reasons:

- Obuasi went on care and maintenance in 2016;
- CC&V was sold during 2015;
- Navachab was sold during 2014;
- Tropicana's first full year of production was 2014; and
- Mine Waste Solutions was acquired during 2012, Data for 2012 reflects only the period that it was under AngloGold Ashanti management.

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
EMPLOYEE SAFETY	**All injury frequency rate (per million hours worked)**					
	Group	**7.71**	**7.18**	**7.36**	**7.48**	**7.83**
	Americas	**3.96**	5.61	3.79	4.74	5.20
	Continental Africa	**0.51**	0.50	1.56	1.97	2.26
	South Africa	**12.02**	10.81	11.85	12.63	13.24
	Australia	**9.49**	8.56	10.73	7.91	6.33
	Fatal injury frequency rate (per million hours worked)					
	Group	**0.06**	**0.09**	**0.04**	**0.05**	**0.10**
	Americas	**0.05**	0.05	0.09	0.00	0.05
	Continental Africa	**0.00**	0.03	0.00	0.03	0.07
	South Africa	**0.09**	0.13	0.06	0.07	0.13
	Australia	**0.00**	0.00	0.00	0.00	0.00
	Lost time injury frequency rate (per million hours worked)					
	Group	**5.74**	**5.17**	**5.18**	**5.19**	**5.28**
	Americas	**1.33**	1.79	1.29	1.43	1.92
	Continental Africa	**0.13**	0.22	0.54	0.67	0.87
	South Africa	**9.62**	8.63	9.29	9.97	10.00
	Australia	**5.38**	4.00	3.28	2.94	2.11
	Occupational fatalities					
	Group	**7**	**11**	**6**	**8**	**18**
	Americas	**1**	1	2	0	1
	Continental Africa	**0**	1	0	2	6
	South Africa	**6**	9	4	6	11
	Australia	**0**	0	0	0	0
	Injury severity rate (per million hours worked)					
	Group	**313**	**326**	**277**	**247**	**267**
	Americas	**59**	149	92	91	73
	Continental Africa	**3**	12	12	41	76
	South Africa	**547**	550	511	469	496
	Australia	**1**	4	0	18	11

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 EMPLOYEE AND COMMUNITY HEALTH	**New cases of silicosis (number of cases)**					
	Group	**131**	142	210	297	175
	South Africa	**131**	140	201	293	168
	Continental Africa	**0**	0	9	4	7
	Americas	**0**	2	0	0	0
	% of individual silica dust samples exceeding the OEL of 0.1mg/m³ (South Africa only)	**2.04**	1.23	1.31	1.00	0.92
	Noise induced hearing loss (number of cases)					
	Group	**147**	68	182	142	198
	South Africa	**71**	64	30	38	57
	Continental Africa	**4**	4	152	104	141
	Americas	**72**	0	0	0	0
	All occupational disease frequency rate (AODFR) (per million hours worked)					
	Group	**4.60**	6.62	7.23	7.68	–
	Americas	**3.56**	0.10	0.00	0.00	–
	South Africa	**7.18**	12.11	12.05	15.10	–
	Continental Africa	**0.13**	0.12	3.78	1.70	–
	New cases of occupational TB (South Africa only)	**285**	315	385	447	446
	Occupational TB incidence rate	**1.02**	1.26	1.57	1.49	1.45
	New cases of malaria					
	Ghana	**342**	307	659	1,046	856
	Mali	**101**	274	174	377	703
	Guinea	**965**	1,528	952	805	948
	Tanzania	**96**	135	149	230	138
	Malaria lost time frequency rate					
	Ghana	**41.16**	28	105	0	0
	Mali	**21.47**	55	68	206	288
	Guinea	**125.38**	204	0	0	0
	Tanzania	**9.25**	16	345	258	154

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION	**Proportion of spending on local suppliers (%)**					
	Argentina	**89**	76	22	88	92
	Brazil	**88**	94	94	93	98
	United States	**–**	–	51	89	75
	Australia	**99**	99	99	99	88
	South Africa	**68**	99	99	98	85
	Ghana	**87**	79	79	69	84
	Mali	**84**	78	78	73	68
	Guinea	**73**	72	72	69	73
	Tanzania	**68**	60	75	84	59
	Total procurement spend ($ bn)					
	Group ($ bn)	**1.98**	2.1	2.6	–	–
	Centrally managed	**1.24**	1.3	1.1	–	–
	Regionally managed suppliers	**0.74**	0.8	1.0	–	–
	Number of sites on or adjacent to indigenous territories with formal agreements with indigenous people	**0**	0	2	–	–
	Sites where resettlements took place	**4**	1	2	–	–
	Operations with impacts on communities (%)	**100**	100	100	–	–
	Operations with implemented local community engagement impact assessments and development programmes (%)	**100**	100	100	–	–
	Community incidents	**2**	15	16	26	58



Community incidents

2012	58
2013	26
2014	16
2015	15
2016	2

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION continued	**Community investment (Economic value distributed) ($ million)**					
	South Africa	**4.60**	6.29	8.07	8.39	7.70
	Corporate	**1.20**	0.84	1.06	0.47	7.70
	South Africa operations	**3.42**	5.45	7.02	7.92	0.07
	Continental Africa	**7.56**	6.01	3.93	13.28	13.34
	Ghana	**0.26**	0.34	0.36	1.50	2.46
	Iduapriem	**0.20**	0.13	0.15	0.30	0.46
	Obuasi	**0.06**	0.20	0.21	1.20	2.01
	Mali	**0.46**	0.28	0.26	0.18	0.77
	Morila	**0.01**	0.04	0.08	0.06	0.20
	Sadiola	**0.44**	0.19	0.15	0.04	–
	Yatela	**0.01**	0.05	0.02	0.08	0.57
	Tanzania	**4.18**	3.76	1.97	5.49	4.83
	Geita	**4.18**	3.76	1.97	5.49	4.83
	Guinea	**1.71**	0.50	0.22	1.33	1.08
	Siguiri	**1.71**	0.50	0.22	1.33	1.08
	Namibia	**–**	–	0.04	0.06	0.20
	Navachab	**–**	–	0.04	0.06	0.20
	DRC	**0.96**	1.13	1.08	4.73	3.91
	Kibali	**0.96**	1.13	0.65	4.14	0.98
	Mongbwalu	**0.00**	0.00	0.43	0.58	2.94
	Australia	**0.55**	0.34	0.25	0.46	0.46
	Sunrise Dam & Tropicana	**0.55**	0.34	0.25	0.46	0.46

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION continued	**Americas**	**9.02**	4.16	3.66	5.76	5.15
	Argentina	**5.81**	0.71	1.22	1.10	1.52
	Cerro Vanguardia	**5.81**	0.71	1.22	1.10	1.52
	Brazil	**2.14**	1.72	0.86	1.77	1.53
	AGA Brazil	**1.76**	1.57	0.71	1.30	0.81
	Serra Grande	**0.38**	0.14	0.15	0.47	0.72
	Colombia	**1.05**	1.19	0.99	1.90	1.19
	Colombia Greenfields	**0.08**	0.03	0.13	0.34	–
	Quebradona	**0.17**	0.32	0.00	0.00	–
	Gramalote	**0.14**	0.16	0.20	1.04	–
	La Colosa	**0.67**	0.68	0.66	0.53	–
	USA	**0.01**	0.58	0.58	0.99	–
	Cripple Creek & Victor	**–**	0.53	0.52	0.80	–
	Denver Office	**0.01**	0.04	0.06	0.19	–
	Less equity-accounted investments	**(1.56)**	(1.57)	(1.11)	(5.36)	(1.75)
	Group	**20.20**	15.22	14.80	22.54	24.91

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP**	Reportable environmental incidents	1	4	5	10	16
	Environmental fines	0 [(1)]	0	0	0	0

[(1)] *AngloGold Ashanti defines a significant fine as one that exceeds USD100,000. No such fines were paid in 2016. A potential fine over this threshold is currently proceeding through a dispute resolution mechanism in Ghana. During 2016, a non-monetary sanction that was imposed in Ghana is progressing through a dispute resolution mechanism.*

Financial Implications and opportunities due to climate change	2016
	Climate change poses challenges and opportunities to AngloGold Ashanti and consideration of these factors influences business-planning processes. Regulatory responses to climate change in the form of carbon taxes and budgeting as well as emissions reporting are increasingly being considered in the jurisdictions in which we operate, although economic concerns appear to be delaying the implementation of these.
	The South African draft Carbon Tax bill late 2015, has not developed into law during 2016 as was initially expected, and implementation has been delayed until 2018 by the South African Minister of Finance. Given the high cost of electricity in the country, the South African National Treasury has continued to assure industry that measures will be put in place to mitigate a further rise in electricity costs due to the proposed carbon tax. It is however possible that the tax may have a slight impact on our production costs resulting from increases in supplier costs, including fossil fuel purchases, but for the most part, we do not anticipate it will have a material effect on the business. Nevertheless, in conjunction with rising electricity costs, the proposed tax continues to motivate the identification of energy saving opportunities in the South African operations. In Australia, the government introduced a carbon emissions safeguard mechanism, aimed at limiting future growth in GHG emissions. Our operations at Sunrise Dam and Tropicana submitted baseline emission reports in accordance with the regulatory scheme. In the unlikely event that emission thresholds are exceeded over time, AngloGold Ashanti will need to address this through carbon credits, which may have a financial implication.
	AngloGold Ashanti participates in the Carbon Disclosure Project (CDP) and submits a comprehensive report to the CDP annually. Financial implications and opportunities due to climate change are discussed in detail there. Our annual reports to the CDP are available on the CDP and AngloGold Ashanti websites.

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**IUCN red list species total number of IUCN red list species and national conservation list species with habitats in areas affected by the operations**	**Critically endangered:** • IUCN: One species of amphibian at La Colosa Project. • National: One tree species at Gramalote. **Endangered:** • IUCN: One species of mammal at AGA Mineração (Brazil); one species of plant, two species of bird and one species of amphibian at La Colosa Project; one species of mammal and one species of amphibian at Gramalote Project. • National: One species of plant and one species of fish at AGA Mineração Brazil and two plant species at La Colosa. **Vulnerable:** • IUCN: Six species of tree at Obuasi; one species of bird and two species of fish at AGA Mineração (Brazil); two species of plant, one species of amphibian, two species of mammal and three species of bird at La Colosa Project; one species of mammal, two species of bird and one species of tree at Gramalote. • National: One species of plant in South Africa. Two species of plant, two species of mammal and one species of fish at AGA Mineração (Brazil); three Flora Species at La Colosa and two species of tree at Gramalote. **Near threatened:** • IUCN: Two species of mammal at Cerro Vanguardia; three species of bird and two species of mammals at AGA Mineração Brazil; one species of amphibian and one species of bird at La Colosa Project; one species of mammal, one species of bird and two species of tree at Gramalote and one species of plant in South Africa. **National:** • Two species of plants in South Africa, one amphibian and one bird at La Colosa.	Two species of mammal at Cerro Vanguardia and three species of bird at AGA Mineração (Brazil) are listed on the IUCN Red List as Near Threatened and six species of tree at Obuasi are listed as Vulnerable.

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	Direct raw materials per operation					
	Ore processed (kilotonnes)					
	Argentina	**3,141**	3,304	3,300	2,434	1,806
	Cerro Vanguardia	**3,141**	3,304	3,300	2,434	1,806
	Australia	**10,968**	10,037	9,528	4,708	3,358
	Sunrise Dam	**4,041**	3,880	3,821	3,479	3,358
	Tropicana	**6,927**	6,157	5,707	1,229	–
	Brazil	**4,095**	3,914	3,767	3,545	3,430
	AGA Brazil (Mineração)	**2,778**	2,607	2,478	2,294	2,228
	Serra Grande	**1,317**	1,307	1,289	1,251	1,202
	Ghana	**5,129**	5,656	7,111	6,517	6,711
	Iduapriem	**5,129**	4,702	4,873	4,793	4,585
	Obuasi	**0**	954	2,238	1,724	2,126
	Guinea	**12,062**	11,741	11,895	11,939	11,863
	Siguiri	**12,062**	11,741	11,895	11,939	11,863
	Mali	**5,093**	5,546	7,183	7,422	7,362
	Sadiola	**4,908**	5,062	5,027	4,857	4,638
	Yatela	**185**	484	2,156	2,565	2,724
	Namibia	**–**	–	–	1,420	1,438
	Navachab	**–**	–	–	1,420	1,438
	South Africa	**39,497**	36,786	38,426	39,243	22,278
	Mine Waste Solutions	**26,083**	24,451	24,818	23,977	7,184
	Vaal River	**8,987**	9,082	10,206	11,753	12,149
	West Wits	**4,427**	3,253	3,402	3,512	2,944
	Tanzania	**5,517**	5,152	5,186	4,040	4,751
	Geita	**5,517**	5,152	5,186	4,040	4,751
	USA	**–**	11,210	19,303	20,753	20,912
	CC&V	**–**	11,210	19,303	20,753	20,912
	Group	**85,504**	93,346	105,699	102,021	83,909



Direct raw materials per operation (ore processed) (%)

- Argentina 4
- Australia 13
- Brazil 5
- Ghana 6
- Guinea 14
- Mali 6
- South Africa 46
- Tanzania 6

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Liquid fossil fuels (kilolitres)**					
	Argentina	**16,050**	17,028	18,379	19,706	18,942
	Cerro Vanguardia	**16,050**	17,028	18,379	19,706	18,942
	Australia	**65,141**	103,496	110,600	42,490	25,388
	Sunrise Dam	**12,345**	21,336	26,974	23,166	25,388
	Tropicana	**52,796**	82,160	83,626	19,324	–
	Brazil	**16,718**	15,078	15,811	13,109	12,108
	AGA Brazil (Mineração)	**11,224**	10,700	11,890	8,813	8,160
	Serra Grande	**5,494**	4,378	3,921	4,296	3,949
	Ghana	**13,903**	13,377	10,550	29,984	24,034
	Iduapriem	**13,568**	11,865	4,902	21,057	8,630
	Obuasi	**335**	1,512	5,648	8,927	15,404
	Guinea	**58,629**	53,913	47,195	55,822	56,441
	Siguiri	**58,629**	53,913	47,195	55,822	56,441
	Mali	**35,995**	36,689	42,478	66,418	72,519
	Sadiola	**33,451**	33,671	36,479	53,365	54,893
	Yatela	**2,544**	3,018	5,999	13,053	17,626
	Namibia	**–**	–	0	13,785	14,238
	Navachab	**–**	–	0	13,785	14,238
	South Africa	**5,260**	6,871	6,257	6,107	5,605
	Mine Waste Solutions	**165**	95	30	235	–
	Vaal River	**3,485**	3,708	4,660	4,240	4,295
	West Wits	**1,610**	3,068	1,567	1,632	1,309
	Tanzania	**77,649**	74,307	81,251	84,123	86,851
	Geita	**77,649**	74,307	81,251	84,123	86,851
	USA	**–**	22,367	51,393	51,178	52,167
	CC&V	**–**	22,367	51,393	51,178	52,167
	Group	**289,345**	**343,125**	**383,914**	**382,722**	**368,293**



Liquid fossil fuels
(%)

● Argentina	6	● Guinea	18
● Australia	23	● Mali	13
● Brazil	6	● South Africa	2
● Ghana	5	● Tanzania	28

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Lubricants (kilolitres)**					
	Argentina	**441**	517	519	339	323
	Cerro Vanguardia	**441**	517	519	339	323
	Australia	**715**	910	826	–	–
	Sunrise Dam	**177**	409	475	–	–
	Tropicana	**538**	501	351	–	–
	Brazil	**1,025**	939	944	759	639
	AGA Brazil (Mineração)	**782**	690	702	506	392
	Serra Grande	**243**	249	242	253	247
	Ghana	**500**	458	488	–	–
	Iduapriem	**462**	346	124	–	–
	Obuasi	**38**	112	364	–	–
	Guinea	**92**	106	135	104	134
	Siguiri	**92**	106	135	104	134
	Mali	**376**	388	459	1,088	1,879
	Sadiola	**360**	347	424	791	1,261
	Yatela	**16**	41	35	297	618
	Namibia	**–**	–	–	78	189
	Navachab	**–**	–	–	78	189
	South Africa	**802**	676	676	1,050	1,305
	Mine Waste Solutions	**18**	17	31	14	16
	Vaal River	**319**	297	252	294	462
	West Wits	**465**	362	393	742	828
	Tanzania	**1,152**	1,087	1,126	2,161	2,074
	Geita	**1,152**	1,087	1,126	2,161	2,074
	USA	**–**	824	1,229	1,507	1,713
	CC&V	**–**	824	1,229	1,507	1,713
	Group	**5,102**	6,133	6,401	7,086	8,256



Direct raw materials by country
(Lubricants) (%)

● Argentina	9	● Guinea	2
● Australia	14	● Mali	7
● Brazil	20	● South Africa	16
● Ghana	10	● Tanzania	23



DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
	Cyanide (tonnes)					
	Argentina	**1,072**	1,015	960	836	628
	Cerro Vanguardia	**1,072**	1,015	960	836	628
	Australia	**4,696**	4,130	4,398	1,121	1,331
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	Sunrise Dam	**1,244**	1,360	1,178	1,121	1,331
	Tropicana	**3,452**	2,770	3,220	–	–
	Brazil	**1,261**	1,289	1,163	936	1,055
	AGA Brazil (Mineração)	**728**	746	580	525	440
	Serra Grande	**533**	543	583	411	615
	Ghana	**1,340**	2,305	3,832	4,371	3,764
	Iduapriem	**1,340**	1,240	1,200	1,480	1,340
	Obuasi	**0**	1,065	2,632	2,891	2,424
	Guinea	**2,378**	2,392	2,543	2,864	2,736
	Siguiri	**2,378**	2,392	2,543	2,864	2,736
	Mali	**2,778**	2,603	2,204	3,831	3,830
	Sadiola	**1,926**	1,731	1,826	2,511	2,570
	Yatela	**852**	872	378	1,320	1,260
	Namibia	**–**	–	–	680	568
	Navachab	**–**	–	–	680	568
	South Africa	**9,672**	9,573	10,101	9,688	3,977
	Mine Waste Solutions	**6,349**	6,469	6,193	5,833	–
	Vaal River	**1,863**	2,020	2,567	2,301	3,064
	West Wits	**1,460**	1,084	1,341	1,554	913
	Tanzania	**1,197**	1,105	1,970	1,974	2,047
	Geita	**1,197**	1,105	1,970	1,974	2,047
	USA	**–**	2,740	4,305	4,431	4,124
	CC&V	**–**	2,740	4,305	4,431	4,124
	Group	**24,394**	**27,153**	**31,476**	**30,732**	**24,060**



Cyanide consumption by country
(%)

● Argentina	5	● Guinea	10	
● Australia	19	● Mali	11	
● Brazil	5	● South Africa	40	
● Ghana	5	● Tanzania	5	

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
**RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Explosives (tonnes)**					
	Argentina	**4,005**	3,616	3,777	5,406	3,097
	Cerro Vanguardia	**4,005**	3,616	3,777	5,406	3,097
	Australia	**15,433**	14,678	13,115	1,183	3,603
	Sunrise Dam	**2,060**	827	741	1,183	3,603
	Tropicana	**13,373**	13,851	12,374	–	–
	Brazil	**4,046**	4,283	3,874	4,022	3,725
	AGA Brazil (Mineração)	**2,300**	2,662	2,512	2,307	2,036
	Serra Grande	**1,746**	1,621	1,362	1,715	1,689
	Ghana	**7,515**	5,399	2,840	8,670	6,505
	Iduapriem	**7,515**	5,181	2,732	8,670	6,505
	Obuasi	**0**	218	108	–	–
	Guinea	**1,295**	997	820	1,138	409
	Siguiri	**1,295**	997	820	1,138	409
	Mali	**858**	226	1,079	6,166	3,887
	Sadiola	**858**	226	1,079	4,536	75
	Yatela	**0**	–	–	1,630	3,812
	Namibia	**–**	–	–	5,921	6,755
	Navachab	**–**	–	–	5,921	6,755
	South Africa	**2,410**	2,507	3,509	7,659	4,765
	Mine Waste Solutions	**–**	–	–	–	–
	Vaal River	**570**	1,242	1,644	4,536	2,314
	West Wits	**1,840**	1,265	1,865	3,123	2,451
	Tanzania	**5,640**	6,073	7,338	10,025	12,104
	Geita	**5,640**	6,073	7,338	10,025	12,104
	USA	**–**	8,531	17,413	20,312	19,208
	CC&V	**–**	8,531	17,413	20,312	19,208
	Group	**41,203**	46,310	53,765	70,502	64,058



Direct raw materials by country
(Explosives) (%)

● Argentina	10	● Guinea	3
● Australia	37	● Mali	2
● Brazil	10	● South Africa	6
● Ghana	18	● Tanzania	14

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Total acid consumption (tonnes)**					
	Argentina	**1,952**	1,830	1,828	1,284	380
	Cerro Vanguardia	**1,952**	1,830	1,828	1,284	380
	Australia	**1,423**	1,326	1,453	487	473
	Sunrise Dam	**572**	594	480	487	473
	Tropicana	**851**	732	973	–	–
	Brazil	**1,822**	1,631	1,113	138	192
	AGA Brazil (Mineração)	**1,798**	1,611	1,098	114	157
	Serra Grande	**24**	20	15	24	35
	Ghana	**191**	483	729	991	1,159
	Iduapriem	**191**	310	124	354	397
	Obuasi	**0**	173	605	637	762
	Guinea	**559**	156	236	201	140
	Siguiri	**559**	156	236	201	140
	Mali	**723**	619	391	841	504
	Sadiola	**723**	619	391	762	504
	Yatela	**–**	–	–	79	–
	Namibia	**–**	–	–	40	48
	Navachab	**–**	–	–	40	48
	South Africa	**54,589**	103,620	74,356	71,929	72,412
	Mine Waste Solutions	**9,686**	34,565	6,429	2,287	633
	Vaal River	**43,795**	68,255	67,219	68,910	71,197
	West Wits	**1,108**	800	708	732	582
	Tanzania	**178**	178	173	146	249
	Geita	**178**	178	173	146	249
	USA	**–**	93	194	140	233
	CC&V	**–**	93	194	140	233
	Group	**61,438**	109,935	80,473	76,197	75,790



Total acid consumption by country (%)

● Argentina	3	○ Guinea	1
● Australia	2	● Mali	1
● Brazil	3	● South Africa	89
● Ghana	0		

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Total alkali consumption (tonnes)**					
	Argentina	**2,083**	1,960	1,559	1,939	972
	Cerro Vanguardia	**2,083**	1,960	1,559	1,939	972
	Australia	**25,965**	21,942	10,401	11,310	11,646
	Sunrise Dam	**9,581**	9,214	9,781	11,310	11,646
	Tropicana	**16,384**	12,728	620	–	–
	Brazil	**18,108**	15,111	14,752	17,212	16,325
	AGA Brazil (Mineração)	**16,738**	13,858	13,397	15,179	14,862
	Serra Grande	**1,370**	1,253	1,355	2,033	1,463
	Ghana	**3,127**	6,505	21,741	23,733	25,744
	Iduapriem	**3,124**	3,220	1,202	4,183	4,075
	Obuasi	**3**	3,285	20,539	19,550	21,669
	Guinea	**15,633**	13,336	10,356	12,795	11,692
	Siguiri	**15,633**	13,336	10,356	12,795	11,692
	Mali	**12,016**	13,043	12,954	9,532	29,806
	Sadiola	**11,065**	9,945	6,396	2,340	9,977
	Yatela	**951**	3,098	6,558	7,192	19,829
	Namibia	**–**	–	–	630	380
	Navachab	**–**	–	–	630	380
	South Africa	**50,932**	74,994	81,203	68,920	58,188
	Mine Waste Solutions	**21,698**	30,775	27,467	16,855	4,843
	Vaal River	**26,387**	42,016	52,012	49,288	50,801
	West Wits	**2,847**	2,203	1,724	2,777	2,544
	Tanzania	**5,777**	5,125	4,284	3,474	3,923
	Geita	**5,777**	5,125	4,284	3,474	3,923
	USA	**–**	63,055	111,683	119,500	120,245
	CC&V	**–**	63,055	111,683	119,500	120,245
	Group	**133,641**	215,071	268,933	269,045	278,921



Total alkali consumption by country (%)

● Argentina	2		● Guinea	12
● Australia	20		● Mali	9
● Brazil	14		● South Africa	38
● Ghana	2		● Tanzania	4

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Non-hazardous waste by type (tonnes)**					
	Ferrous metal waste	**17,796**	17,772	16,730	25,000	19,400
	Non-ferrous metal waste	**1,892**	1,301	968	1,700	320
	General waste					
	Recycled	**4,845**	9,242	3,792	3,000	1,000
	On-site disposal	**44,243**	41,668	35,486	36,500	42,000
	Off-site disposal	**9,389**	1,353	1,362	500	2,200
	Total	**78,166**	**71,336**	**58,338**	**66,700**	**64,920**
	Hazardous waste by type (tonnes)					
	Battery waste (tonnes)					
	Recycled	**109**	141	46	89	10
	Off-site disposal	**1**	13	0	9	0
	Total	**110**	**154**	**46**	**98**	**10**
	Hydrocarbon waste (m³)					
	Recycled	**1,992**	2,439	2,310	1,078	1,100
	On-site disposal	**327**	131	296	204	0
	Off-site disposal	**2,843**	5,665	552	155	300
	Total	**5,162**	**8,235**	**3,158**	**1,437**	**1,400**
	Other hazardous waste including fluorescent lighting and chemical and solvent waste (tonnes)					
	Recycled	**614**	963	413	87	117
	On-site disposal	**23,849**	27,135	24,140	8,302	8,401
	Off-site disposal	**226**	900	386	230	126
	Total	**24,689**	**28,998**	**24,939**	**8,619**	**8,644**

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Tailings deposited per country (megatonnes)**				
	Argentina	**3.14**	3.30	3.30	1.08
	Australia	**10.97**	10.04	9.53	4.71
	Brazil	**4.10**	3.91	5.78	3.20
	Ghana	**5.13**	5.66	7.11	11.09
	Guinea	**12.06**	11.74	11.9	11.93
	Mali	**5.09**	5.55	7.18	4.85
	Namibia	**–**	–	–	1.42
	Tanzania	**5.52**	5.15	5.19	4.04
	South Africa	**39.50**	36.79	38.43	39.75
	USA	**–**	11.21	19.30	0.00
	Group	**85.50**	**93.35**	**107.72**	**82.07**
	Overburden and waste rock placed per country (megatonnes)				
	Argentina	**16.45**	14.64	20.70	23.43
	Australia	**66.11**	50.40	52.56	24.40
	Brazil	**9.16**	9.02	7.92	5.38
	Ghana	**22.72**	17.09	5.03	29.96
	Guinea	**11.89**	11.84	9.64	10.86
	Mali	**7.87**	10.52	7.28	44.19
	Namibia	**–**	–	–	12.57
	Tanzania	**28.37**	24.19	29.76	33.76
	South Africa	**0.00**	0.00	–	0.73
	USA	**–**	16.99	36.20	45.61
	Group	**162.56**	**154.69**	**169.09**	**230.89**



Tailings deposited per country
(%)

Argentina	4	Guinea	14
Australia	13	Mali	6
Brazil	5	South Africa	46
Ghana	6	Tanzania	6



Overburden and waste rock placed per country
(%)

Argentina	10	Guinea	7
Australia	41	Mali	5
Brazil	6	South Africa	0
Ghana	14	Tanzania	28

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Energy consumption (Petajoules)**					
	Argentina	**1.76**				
	Cerro Vanguardia	**1.76**	1.69	1.71	1.72	1.60
	Australia	**5.62**				
	Sunrise Dam	**2.03**	1.97	2.29	2.14	2.08
	Tropicana	**3.59**	3.17	3.23	0.73	–
	Brazil	**2.18**				
	AGA Brazil (Mineração)	**1.64**	1.53	1.48	1.40	1.35
	Serra Grande	**0.54**	0.48	0.48	0.45	0.48
	Ghana	**1.32**				
	Iduapriem	**1.02**	0.89	0.62	1.25	1.01
	Obuasi	**0.30**	0.56	1.46	1.77	1.74
	Guinea	**2.58**				
	Siguiri	**2.58**	2.50 [1]	2.36 [1]	2.31	2.34
	Mali	**1.50**				
	Sadiola	**1.40**	1.40	1.59	2.11	2.17
	Yatela	**0.10**	0.12	0.24	0.52	0.70
	Namibia	**–**				
	Navachab	**–**	–	–	0.74	0.75
	South Africa	**10.54**				
	Mine Waste Solutions	**0.74**	0.73	0.76	0.62	0.21
	Vaal River	**4.87**	4.89 [1]	5.31	5.63	5.87
	West Wits	**4.93**	5.03	5.24	5.54	5.55
	Tanzania	**3.07**				
	Geita	**3.07**	2.93	3.21	3.32	3.43
	USA	**–**				
	CC&V	**–**	1.16	2.37	2.42	2.46
	Group	**28.55**	29.06 [1]	32.34	32.68	31.74

[1] Restatement due to source data errors in 2014 and 2015



Energy consumption by country
(Petajoules)

● Argentina	2	● Guinea	2
● Australia	6	● Mali	2
● Brazil	2	● South Africa	11
● Ghana	1	● Tanzania	3

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Energy intensity (Gigajoule per tonne)**					
	Argentina					
	Cerro Vanguardia	**0.56**	0.51	0.52	0.71	0.89
	Australia					
	Sunrise Dam	**0.50**	0.51	0.60	0.60	0.62
	Tropicana	**0.52**	0.52	0.57	0.60	–
	Brazil					
	AGA Brazil (Mineração)	**0.59**	0.59	0.60	0.61	0.60
	Serra Grande	**0.41**	0.37	0.37	0.41	0.40
	Ghana					
	Iduapriem	**0.20**	0.19	0.13	0.26	0.22
	Obuasi	**0.00**	0.59	0.65	1.03	0.82
	Guinea					
	Siguiri	**0.21**	0.21 [1]	0.20 [1]	0.19	0.20
	Mali					
	Sadiola	**0.28**	0.28	0.32	0.43	0.47
	Yatela	**0.54**	0.25	0.11	0.20	0.26
	Namibia					
	Navachab	**–**	–	–	0.52	0.52
	South Africa					
	Mine Waste Solutions	**0.03**	0.03	0.03	0.03	0.03
	Vaal River	**0.54**	0.54 [1]	0.52	0.48	0.48
	West Wits	**1.11**	1.55	1.54	1.58	1.89
	Tanzania					
	Geita	**0.56**	0.57	0.62	0.82	0.72
	USA					
	CC&V	**–**	0.10	0.12	0.12	0.12
	Group	**0.33**	**0.31** [1]	**0.30**	**0.32**	**0.38**

[1] *Restatement due to source data errors in 2014 and 2015.*



Energy consumption and intensity

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**GHG emissions (kilotonnes of GHG)**					
	Argentina					
	Cerro Vanguardia	**120**	115	118	119	111
	Australia					
	Sunrise Dam	**113**	116	135	122	125
	Tropicana	**223**	220	224	51	–
	Brazil					
	AGA Brazil (Mineração)	**41**	41	36	32	29
	Serra Grande	**19**	15	14	15	14
	Ghana					
	Iduapriem	**108**	95	74	113	94
	Obuasi	**41**	79	198	199	197
	Guinea					
	Siguiri	**194**	189 [1]	178 [1]	175	177
	Mali					
	Sadiola	**104**	104	118	156	161
	Yatela	**7**	9	18	38	52
	Namibia					
	Navachab	**–**	–	–	42	43
	South Africa					
	Mine Waste Solutions	**207**	193	201	165	54
	Vaal River	**1,282**	1,232 [1]	1,360	1,415	1,482
	West Wits	**1,375**	1,331	1,420	1,445	1,473
	Tanzania					
	Geita	**228**	218	238	246	254
	USA					
	CC&V	**–**	204	281	233	235
	Group	**4,062**	4,162 [1]	4,613 [1]	4,566	4,501

[1] *Restatement due to source data errors in 2014 and 2015.*



GHG emissions and intensity

	2012	2013	2014	2015	2016
	4.5	4.6	4.6	4.2	4.1

■ Emissions   ● Intensity

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**GHG emissions intensity (tonnes of GHG per kilotonne treated)**					
	Argentina					
	Cerro Vanguardia	**38**	35	36	49	61
	Australia					
	Sunrise Dam	**28**	30	35	35	37
	Tropicana	**32**	36	39	–	–
	Brazil					
	AGA Brazil (Mineração)	**15**	16	15	14	13
	Serra Grande	**14**	12	11	12	12
	Ghana					
	Iduapriem	**21**	20	15	24	21
	Obuasi	**0**	83	88	115	93
	Guinea					
	Siguiri	**16**	16 [1]	15 [1]	15	15
	Mali					
	Sadiola	**21**	21	24	32	35
	Yatela	**40**	18	8	15	19
	Namibia					
	Navachab	**–**	–	–	29	30
	South Africa					
	Mine Waste Solutions	**8**	8	8	7	8
	Vaal River	**143**	136 [1]	133	120	122
	West Wits	**311**	409	417	412	500
	Tanzania					
	Geita	**41**	42	46	61	54
	USA					
	CC&V	**–**	18	15	11	11
	Group	**48**	**45** [1]	**43**	**45**	**54**

[1] Restatement due to source data errors in 2014 and 2015.

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**NO$_x$, SO$_x$ and other air emissions**					
	Oxides of Nitrogen (tonnes)	**4,496**	3,916	1,097	1,685	989
	Oxides of Sulphur (tonnes)	**4,052**	9,346	4	30	32
	Number of processing plants certified in full compliance to the International Cyanide Management Code	**15**	15	15	16	16
	Percentage of processing plants certified in full compliance to the International Cyanide Management Code	**83**	79	75	76	84

Indicator	2016
Water sources significantly affected by withdrawal of water Guinea	The 401,000 ha Niger-Tinkisso Ramsar site is an extensive area of river and freshwater ponds and marshes between and around the Tinkisso and Niger Rivers, however its boundaries are not clearly defined. As many as 101,000 ha of the Ramsar site may overlap the (159,000 ha) Siguiri mine concession in Guinea. The mine abstracts less than 0.5% of the Tinkisso River's annual flow.
Number of sites in need of a Biodiversity Management Plan (BMP) that have a BMP in place and operational	AngloGold Ashanti adopted a Biodiversity Management Standard in 2014 and operations were required to comply within two years. All operations are required to have an appropriate Biodiversity Action Plan in place no later than 2016. At the end of 2016, 11 of the 15 AngloGold Ashanti-managed operations had confirmed the need for and implemented a biodiversity action plan.
Percentage of sites that have been assessed as requiring a BMP (%)	73 [1]

[1] At the end of 2016, 73% of the 15 AngloGold Ashanti-managed operations or major projects had implemented a biodiversity action plan.

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Water use (kilolitres)**					
	Argentina					
	Cerro Vanguardia	**1,152,304**	1,121,050	1,079,110	963,911	923,104
	Australia					
	Sunrise Dam	**1,178,594**	1,771,804	1,865,789	1,828,291	1,700,260
	Tropicana	**5,798,363**	4,876,207	4,883,382	2,096,956	–
	Brazil					
	AGA Mineração	**5,291,550**	5,959,000	6,232,654	6,346,492	4,213,423
	Serra Grande	**1,623,003**	1,506,533	1,921,340	1,379,430	458,804
	Ghana					
	Iduapriem	**935,501**	750,162	341,508	795,291	582,093
	Obuasi	**–**	3,128,789	3,696,086	3,685,030	3,820,282
	Guinea					
	Siguiri	**3,394,656**	5,144,507	5,375,241	6,477,776	4,650,456
	Mali					
	Sadiola	**3,940,389**	4,624,973	4,050,793	4,329,641	3,837,061
	Yatela	**4,031**	33,422	17,269	254,459	1,577,698
	Namibia					
	Navachab	**–**	–	–	1,004,882	989,315
	South Africa					
	Mine Waste Solutions	**6,475,245**	7,973,906	11,191,090	9,737,097	4,564,417
	Vaal River	**12,274,619**	13,259,313	13,402,434	14,331,193	14,748,178
	West Wits	**4,410,639**	3,949,437	2,625,899	3,160,007	4,500,302
	Tanzania					
	Geita	**3,636,894**	3,249,328	4,101,130	4,483,990	3,675,204
	USA					
	CC&V	**–**	2,252,492	2,937,198	3,041,900	1,860,333
	Group	**50,715,788**	59,600,922	63,720,923	63,916,346	52,100,929

Note: Yatela reposted nil owing to closure status (production is rinsing of HLP), subtracted from total AngloGold Ashanti data.



Water consumption by country
(%)

● Argentina	2	● Guinea	7
● Australia	15	● Mali	8
● Brazil	14	● South Africa	46
● Ghana	2	● Tanzania	7

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Water use efficiency (kilolitres per tonne)**					
	Argentina					
	Cerro Vanguardia	**0.37**	0.34	0.33	0.40	0.51
	Australia					
	Sunrise Dam	**0.44**	0.46	0.49	0.53	0.51
	Tropicana	**0.84**	0.79	0.86	1.71	–
	Brazil					
	AGA Brazil (Mineração)	**1.90**	2.29	2.52	2.77	1.89
	Serra Grande	**1.23**	1.15	1.49	1.10	0.38
	Ghana					
	Iduapriem	**0.18**	0.16	0.07	0.17	0.13
	Obuasi	**–**	3.28	1.65	2.14	1.80
	Guinea					
	Siguiri	**0.28**	0.44	0.45	0.54	0.39
	Mali					
	Sadiola	**0.80**	0.91	0.81	0.89	0.83
	Yatela	**0.02**	0.07	0.01	0.10	0.58
	Namibia					
	Navachab	**–**	–	–	0.71	0.62
	South Africa					
	Mine Waste Solutions	**0.25**	0.33	0.45	0.41	0.64
	Vaal River	**1.37**	1.46	1.31	1.22	1.21
	West Wits	**1.00**	1.21	0.77	0.90	1.53
	Tanzania					
	Geita	**0.66**	0.63	0.79	1.11	0.77
	USA					
	CC&V	**–**	0.20	0.15	0.15	0.09
	Group	**0.59**	**0.64**	**0.60**	**0.63**	**0.62**



Water use and efficiency

DATA TABLES (CONTINUED)

Material issues	2016	Percentage of water reused as per the MCA Water Accounting Framework	Total volume of water reused by the organisation	Total water used for production purposes
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Water reused**	(%)	(KI)	(KI)
	Cerro Vanguardia	86	8,268,336	9,668,476
	Geita	71	13,792,072	19,526,910
	Iduapriem	72	10,099,764	13,966,518
	Mineração	70	16,739,525	23,907,946
	MWS	89	86,648,995	96,950,739
	Sadiola	70	15,715,072	22,302,096
	Serra Grande	58	3,660,603	6,344,829
	Siguiri	80	38,424,460	47,953,155
	Sunrise Dam	54	3,157,288	5,802,989
	Tropicana	60	9,580,805	15,996,110
	VR (Input)	60	24,881,482	41,715,505
	WW (Input)	75	29,317,405	39,163,565
	Group	**76**	**260,285,807**	**343,298,838**

DATA TABLES (CONTINUED)

Material issues	Operation	2016		2015	
		Restoration	Decommissioning	Restoration	Decommissioning
 INTEGRATED CLOSURE PLANNING	Rehabilitation liabilities per operation ($ million)				
	South Africa	14.8	80.4	17.9	77.4
	Kopanang	1.1	12.1	1.2	12.4
	Moab Khotsong [1]	4.2	29.1	7.3	30.2
	TauTona [2]	3.6	11.9	4.0	10.0
	Mponeng	2.6	5.5	2.0	3.9
	Legacy projects				
	– Vaal River	–	4.2	–	4.7
	– West Wits	–	0.3	–	0.3
	– Other	0.2	–	0.3	–
	First Uranium SA	3.1	16.4	3.1	15.1
	Nufcor	–	0.9	–	0.8
	Continental Africa	261.7	168.1	260.8	164.3
	Ghana				
	Iduapriem	35.7	8.3	33.0	8.5
	Obuasi [3]	154.0	62.2	151.0	58.8
	Guinea				
	Siguiri	28.1	27.9	31.8	29.4
	Mali [4]				
	Morila	–	7.0	2.4	6.2
	Sadiola	14.7	12.5	14.1	12.5
	Yatela	4.5	10.1	4.1	10.1
	DRC				
	Kibali [4]	–	9.5	–	7.0

DATA TABLES (CONTINUED)

Material issues	Operation	2016		2015	
		Restoration	Decommissioning	Restoration	Decommissioning
 INTEGRATED CLOSURE PLANNING continued	**Tanzania**				
	Geita	**24.7**	**30.6**	24.4	31.8
	Australasia	**42.5**	**28.9**	32.7	28.7
	Australia				
	Sunrise Dam	**19.7**	**10.0**	20.1	10.2
	Tropicana	**22.8**	**18.9**	12.6	18.5
	Americas	**108.1**	**41.0**	99.9	37.6
	Argentina				
	Cerro Vanguardia	**45.8**	**17.5**	43.1	17.2
	Brazil				
	AngloGold Ashanti Mineração	**44.9**	**16.5**	42.6	15.4
	Serra Grande	**9.6**	**7.0**	9.1	5.0
	United States of America				
	Cripple Creek & Victor & Other	**0.5**	**–**	0.5	–
	Colombia				
	La Colosa	**7.0**	**–**	4.6	–
	Gramalote [4]	**0.3**	**–**	–	–
	Other	**3.7**	**–**	6.0	–
		430.8	318.4	417.3	308.0
	Less equity accounted investments included above [4]	**(4.9)**	**(39.1)**	(6.4)	(35.8)
		425.9	279.3	410.9	272.2

[1] Includes Great Noligwa.
[2] Includes Savuka.
[3] Includes Mpasatia (Bibiani pit).
[4] The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.

DATA TABLES (CONTINUED)

2016	Total land disturbed and not yet rehabilitated opening balance	Total amount of land newly disturbed within the reporting year	Total amount of land newly rehabilitated within the reporting period to agreed upon end use	Total amount of land rehabilitated to date	Total amount of land disturbed and not yet rehabilitated closing balance	Total land managed
Land disturbed or rehabilitated (ha)						
AGA						
Mineração	510	18	34	430	494	**21,653**
Cerro Vanguardia	1,524	91	–	30	1,615	**54,000**
Geita	2,672	65	–	515	2,737	**19,627**
Iduapriem	2,180	20	24	422	2,177	**11,000**
MWS	3,329	–	–	16	3,329	**6,680**
Obuasi	2,235	1	1	144	2,235	**20,146**
Sadiola	2,072	62	–	124	2,134	**30,260**
Serra Grande	598	3	9	78	592	**2,608**
Siguiri	1,672	30	181	360	1,521	**159,233**
Sunrise Dam	1,220	–	–	725	1,220	**12,395**
Tropicana	2,862	240	20	121	3,081	**99,632**
VR (Input)	4,234	7	–	1,010	4,241	**12,497**
WW (Input)	1,310	–	–	296	1,310	**3,744**
Yatela	528	–	13	515	515	**22,252**
Group	**26,947**	**537**	**282**	**4,787**	**27,202**	**475,727**



INTEGRATED CLOSURE PLANNING continued

Material issues	Indicator	2016	2015	2014	2013	2012
ARTISANAL AND SMALL-SCALE MINING	**Number of sites/operations where ASM takes place adjacent or near the mine**	**11**	13	15		

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013	2012
EMPLOYEE, COMMUNITY AND ASSET SECURITY	**Fatalities and injuries to community members related to security interventions**					
	Fatalities	**0**	3	1	2	2
	Injuries	**36**	34	42	27	16
	Fatalities and injuries to community members whilst engaged in illegal activity, and not related to security interventions					
	Fatalities	**11**	10	12	16	19
	Injuries	**5**	8	11	56	17
	Fatalities and injuries to AngloGold Ashanti personnel in the line of duty					
	Fatalities	**2**	0	0	0	0
	Injuries	**35**	71	38	51	51

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
TALENT MANAGEMENT AND SKILLS DEVELOPMENT	**Total average number of employees**	**52,649**	52,266	58,057	66,434
	Permanent	**38,377**	38,749	43,073	48,159
	Contractors	**14,272**	13,517	14,984	18,275
	Training and development expenditure ($m)				
	South Africa	**29.5**	29.0	37.0	45.0
	Americas	**2.0**	1.6	2.0	3.0
	Australia	**0.9**	0.9	1.0	2.0
	Continental Africa	**2.5**	3.0	2.0	11.0
	Number of grievances relating to unfair labour practices (number)	**0**	2.0	0.0	–
	Minimum periods regarding operational changes				
	Argentina	**–**	–	–	–
	Brazil	**1 month**	–	–	–
	Colombia	**12 months**	–	–	–
	Ghana	**1 month**	–	–	–
	Guinea	**1 month**	–	–	–
	Mali	**1 month**	–	–	–
	South Africa				
	Management and Officials	**30 days**	–	–	–
	Miners and Artisans	**24 hours**	–	–	–
	Category 4 to 8 Employees	**24 hours**	–	–	–
	Strikes / lock-outs	**0**	0	–	–

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
 TALENT MANAGEMENT AND SKILLS DEVELOPMENT continued	**Composition of governance bodies**				
	Executive committee				
	Nationality (%)				
	South Africa	**55**	55	55	60
	Spanish	**11**	11	11	10
	Australian	**11**	11	11	10
	American	**11**	11	11	10
	Indian / British	**11**	11	11	10
	Composition by HDSA (%)				
	HDSA	**33**	33	33	30
	Non-HDSA	**22**	22	22	30
	Non-South Africans	**45**	45	45	40
	Gender (%)				
	Male	**67**	67	67	70
	Female	**33**	33	33	30
	Board				
	Nationality (%)				
	South Africa	**55**	55	55	67
	American	**18**	18	0	0
	Australian	**9**	9	27	11
	British	**9**	9	9	11
	Indian / British	**9**	9	9	11
	Composition by HDSA (%)				
	HDSA	**45**	45	45	56
	Non-HDSA	**10**	10	10	11
	Non-South Africans	**45**	45	45	33
	Gender (%)				
	Male	**73**	73	73	80
	Female	**27**	27	27	20

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
 TALENT MANAGEMENT AND SKILLS DEVELOPMENT continued	**Employees covered by collective bargaining (%)**				
	Argentina	**99**	99	99	99
	Australia	**0**	0	0	0
	Brazil	**100**	100	100	100
	Colombia	**7**	11	12	–
	Ghana	**96**	96	88	97
	Guinea	**95**	95	100	100
	Mali	**97**	97	95	97
	South Africa	**94**	92	97	93
	Tanzania	**87**	88	86	82
	USA	**0**	0	0	–
	Employment equity across all levels (South Africa only) (%)				
	Board	**46**	46	55.6	–
	Top Management	**50**	50	42.9	–
	Senior Management	**41**	39	40	–
	Middle Management	**51**	49	49.3	–
	Junior Management	**60**	59	57.4	–
	Core and critical skills	**55**	54	52.6	–
	Proportion of senior management from local community (%)				
	Argentina	**100**	100	100	–
	Australia	**89**	90	100	–
	Brazil	**90**	100	100	–
	Corporate	**88**	88	87.4	–
	Ghana	**42**	68	–	–
	Guinea	**25**	33	–	–
	Mali	**0**	33	–	–
	Tanzania	**8**	20	–	–
	Colombia	**100**	100	44	–
	South Africa region	**100**	100	99.6	–
	USA	**0**	0	100	–

Employment Equity across all levels
(South Africa only) (%)



DATA TABLES (CONTINUED)

Material issues	Indicator	2016
 RESPECTING HUMAN RIGHTS	**Operations and suppliers identified as having significant risk for incidents of child labour and measures taken to effectively abolish child labour**	AngloGold Ashanti is committed to upholding the basic human and labour rights enshrined in the AngloGold Ashanti Human Rights Policy which is aligned to the UNGP and in the legislation, regulations and practices of the countries where we operate. The company does not employ child labour, nor do we employ workers younger than 18 years of age in roles where they would be exposed to hazardous work, even if local legislation permits this.
	Operations and Suppliers identified as having significant risk for incidents of forced or compulsory labour	AngloGold Ashanti is committed to upholding the basic labour rights enshrined in the Fundamental Rights Conventions of the ILO and in the legislation, regulations and practices of the countries where we operate. The company does not employ child labour, nor do we employ workers younger than 18 years of age in roles where they would be exposed to hazardous work, even if local legislation permits this. We note that children are involved in ASM activity on or around concessions where we operate. These activities are not regulated by the company. AngloGold Ashanti Human Rights Policy Code of Business Principles and Ethics Human Resources strategy covers this.
	Total number of incidents of violations involving the rights of indigenous peoples	0

	2016	2015	2014	2013	2012
Number of human rights grievances/community allegations or incidents under VPSHR					
Reported incidents	**2**	1	2	3	9
Allegations	**6**	4	–	2	6
Percentage of new suppliers screened using human rights criteria	**100**	47.9	10	–	–
Percentage of suppliers that were screened using criteria for impact on society	**100**	47.9	10	–	–
Percentage of new suppliers screened using labour practices criteria	**100**	47.9	10	–	–
Percentage of new suppliers screened using environmental criteria	**100**	47.9	10	–	–
Percentage of security personnel trained in the organisation's human rights policies or procedures	**94**	91	97	–	–

DATA TABLES (CONTINUED)

Material issues	Indicator	2016
 NAVIGATING REGULATORY AND POLITICAL RISK	Operations assessed for risk related to corruption (%)	100
	Total number of confirmed incidents in which employees were dismissed or disciplined for corruption	7[1] (2015: 2[2])
	Significant risk related to corruption identified through risk assessment	All business units were assessed for risks related to bribery and corruption in 2016, including through the use of on-site assessment as part of our combined assurance audit program. As with any multi-national extractives organisation that operates in high-risk jurisdictions, risks were identified related to our suppliers, agents & intermediaries, interactions with government officials, procurement generally, conflicts of interest, giving and receiving gifts. Group Compliance has specific measures to assess, manage and mitigate each of these risks, with a variety of policies, procedures, trainings, messaging, communications, etc. as part of a holistic "best practices" anti-corruption programme.
	Communication and training on anti-corruption policies and procedures	In 2016, AngloGold Ashanti rolled out anti-corruption online training to all employees with computer access. All governance body members were also required to complete this training. Over 9,000 employees/governance body members successfully completed the training (which included rigorous assessments). In addition, all employees without online access receive annual DVD training (with or without local-language facilitators, as needed) that includes attention to bribery and corruption matters. As well, utilising a risk-based approach, "live" in-person training is also provided, covering not just bribery and corruption but related issues such as conflicts of interest, receiving gifts, interacting with government officials, and procedures for hiring agents and intermediaries. These trainings and communications are in addition to our posters, corporate email communications, regular compliance newsletters and other newsletter articles, compliance intranet portal communications, as well as SMS communications in certain jurisdictions.

[1] In 2016, four employees had their employment contracts terminated and another three resigned during investigations.
[2] In 2015, two employees were dismissed (after disciplinary hearing) based on findings of misconduct.

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015
 NAVIGATING REGULATORY AND POLITICAL RISK continued	**Confirmed incidents of corruption and action taken**	Through various reporting mechanisms, including via our third-party whistleblowing hotline, AngloGold Ashanti employees and contractors have reported allegations of corruption in the various regions where we operate. In 2016, four employees had their employment contracts terminated and another three resigned during investigations. In addition, four supplier contracts were terminated following investigations of corruption allegations. There was one criminal matter related to an alleged sexual exploitation of a job applicant by a human resources manager in Tanzania that is being prosecuted by the Prevention and Combating of Corruption Bureau in Tanzania.	Though various reporting mechanisms, including via our third-party whistleblowing hotline, AngloGold Ashanti employees and contractors have reported allegations of corruption in the various regions where we operate. In 2015, two employees were dismissed (after disciplinary hearings) based on findings of misconduct. In addition, two supplier contracts were terminated. There were no indictments or complaints (criminal or civil) regarding corruption publicly (or privately) filed with any court by any prosecutor or otherwise received by AngloGold Ashanti.
	The total number of confirmed incidents when contracts with business partners were terminated or not renewed due to violation related to corruption	4 [1]	2
	Report public legal cases of corruption brought against the organization or its employees	1	–
	Monetary value of significant fines	1 [2]	0
	Total number of non monetary sanctions	0	0

[1] In 2016, four supplier contracts were terminated following investigations of corruption.
[2] AngloGold Ashanti defines a significant fine as one that exceeds USD100, 000. We received a $ 160,000 fine related to the length of certain expatriate contracts at our mine in Siguiri, Guinea.

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
 NAVIGATING REGULATORY AND POLITICAL RISK continued	**Payments to government ($m)**				
	Argentina	**89.8**	111.1	96.1	122.4
	Dividends paid to the government	**6.1**	3.4	–	8.4
	Taxation paid	**15.8**	26.7	21.8	33.4
	Withholding tax (STC, royalties, etc)	**36.0**	35.9	34.6	38.6
	Other indirect taxes and duties	**2.8**	4.0	4.3	4.3
	Employee taxes and other contributions	**18.5**	21.3	17.1	15.4
	Property tax	**–**	–	–	–
	Other	**10.5**	19.8	18.3	22.3
	Australia	**84.1**	42.6	67.1	49.2
	Taxation paid	**41.3**	2.2	7.7	6.8
	Withholding tax (STC, royalties, etc)	**16.1**	16.1	19.6	16.3
	Employee taxes and other contributions	**26.7**	24.3	39.8	26.1
	Brazil	**129.1**	87.9	119.1	140.9
	Taxation paid	**62.8**	29.0	43.8	66.1
	Withholding tax (STC, royalties, etc)	**11.4**	9.7	0.2	3.0
	Other indirect taxes and duties	**4.5**	3.8	3.6	3.2
	Employee taxes and other contributions	**40.5**	37.7	53.6	57.1
	Property tax	**2.3**	0.9	0.2	1.5
	Other	**7.6**	6.8	17.7	10.0

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
 NAVIGATING REGULATORY AND POLITICAL RISK continued	**Payments to government ($m)** cont.				
	Colombia	**11.8**	11.3	15.1	22.1
	Taxation paid	**1.2**	1.2	–	–
	Withholding tax (STC, royalties, etc)	**2.7**	1.7	2.8	4.5
	Other indirect taxes and duties	**0.2**	0.1	0.2	0.3
	Employee taxes and other contributions	**5.8**	6.0	7.7	10.3
	Property tax	**0.2**	0.1	0.1	0.1
	Other	**1.8**	2.2	4.3	6.9
	DRC	**26.1**	30.9	21.7	23.1
	Taxation paid	**3.7**	–	0.5	–
	Withholding tax (STC, royalties, etc)	**–**	–	7.0	–
	Other indirect taxes and duties	**4.6**	14.0	6.0	14.0
	Employee taxes and other contributions	**3.5**	3.7	6.8	4.3
	Property tax	**–**	–	0.1	3.7
	Other	**14.3**	13.2	1.3	1.1
	Ghana	**26.1**	26.9	55.9	68.5
	Dividends paid to the government	**–**	–	–	0.7
	Taxation paid	**3.7**	0.1	–	3.5
	Withholding tax (STC, royalties, etc)	**11.0**	11.2	23.0	26.7
	Other indirect taxes and duties	**1.6**	2.4	8.0	9.8
	Employee taxes and other contributions	**9.7**	13.1	24.7	27.5
	Property tax	**0.1**	0.1	0.2	0.3
	Guinea	**40.5**	69.2	67.8	93.3
	Dividends paid to the government	**9.0**	5.2	16.5	16.5
	Taxation paid	**5.6**	38.7	18.1	41.6
	Withholding tax (STC, royalties, etc)	**16.5**	15.3	22.1	26.7
	Other indirect taxes and duties	**1.5**	1.3	2.6	2.4
	Employee taxes and other contributions	**7.8**	8.7	8.5	6.0
	Other	**0.1**	–	–	0.1

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
NAVIGATING REGULATORY AND POLITICAL RISK continued	**Payments to government ($m)** cont.				
	Mali	**33.5**	29.6	29.4	57.6
	Dividends paid to the government	**4.4**	6.7	–	3.7
	Taxation paid	**8.2**	0.9	1.2	18.4
	Withholding tax (STC, royalties, etc)	**7.0**	7.7	9.5	17.0
	Other indirect taxes and duties	**5.1**	4.7	7.2	11.3
	Employee taxes and other contributions	**8.2**	8.5	10.0	6.3
	Property tax	**0.4**	0.4	0.8	0.5
	Other	**0.2**	0.7	0.7	0.4
	Namibia	**–**	–	3.3	7.4
	Taxation paid	**–**	–	–	0.1
	Withholding tax (STC, royalties, etc)	**–**	–	1.3	1.2
	Other indirect taxes and duties	**–**	–	0.4	2.5
	Employee taxes and other contributions	**–**	–	1.5	3.4
	Property tax	**–**	–	0.1	0.2
	South Africa	**106.3**	104.6	143.6	157.0
	Taxation paid	**0.4**	4.2	15.7	12.3
	Withholding tax (STC, royalties, etc)	**5.2**	4.6	17.9	11.8
	Employee taxes and other contributions	**92.9**	88.7	100.2	121.7
	Property tax	**3.6**	2.6	4.4	4.8
	Other	**4.3**	4.5	5.4	6.2
	Tanzania	**133.3**	134.5	123.7	69.8
	Taxation paid	**54.4**	57.7	58.8	8.8
	Withholding tax (STC, royalties, etc)	**44.0**	50.9	42.8	34.7
	Other indirect taxes and duties	**12.2**	1.9	1.3	5.7
	Employee taxes and other contributions	**16.9**	17.8	16.5	16.6
	Other	**5.8**	6.2	4.3	4.0

DATA TABLES (CONTINUED)

Material issues	Indicator	2016	2015	2014	2013
NAVIGATING REGULATORY AND POLITICAL RISK continued	**Payments to government ($m)** cont.				
	USA	**6.2**	24.6	30.5	28.5
	Taxation paid	**–**	–	3.5	3.5
	Withholding tax (STC, royalties, etc)	**–**	0.8	0.7	0.3
	Employee taxes and other contributions	**6.2**	17.1	18.5	17.3
	Property tax	**–**	1.5	1.6	1.4
	Other (production mine tax)	**–**	4.7	5.2	4.1
	Other (severance tax)	**–**	0.5	1.0	1.9
	Total value of political contributions				
	Brazil	**–**	–	0.8	–
	Colombia	**–**	0.5	0.3	–
	Financial assistance from government ($m)	**30.1**	37.8	39.5	24.6
	Argentina	**7.7**	4.0	5.4	5.4
	Cerro Vanguardia	**7.7**	4.0	5.4	5.4
	Australia	**18.8**	29.4	30.5	15.1
	Diesel Fuel rebate	**18.8**	29.4	30.5	15.1
	South Africa	**3.5**	4.3	3.5	3.9
	SA Operations				
	– Skills development levy credits	**0.8**	0.8	1.1	2.0
	– Mining qualification association discretionary grant	**2.6**	3.4	2.4	1.9
	AngloGold Ashanti Health				
	– State-aided drugs	**0.1**	0.1	0.1	0.2

DATA TABLES (CONTINUED)

Material issues	Indicator	%	2016	%	2015
 NAVIGATING REGULATORY AND POLITICAL RISK continued	**Economic value generated ($ million)**				
	Gold sales and by-product income [1]	99	4,223	98	4,280
	Interest received	1	22	1	28
	Royalties received	–	9	–	4
	Profit from sale of assets	–	4	–	1
	Income from investments	–	5	1	64
	Total economic value generated	100	4,263	100	4,377
	Economic value distributed				
	Operating costs [2]	44	1,876	43	1,876
	Employee salaries, wages and other benefits [3]	25	1,095	27	1,183
	Payments to providers of capital	4	180	6	245
	– Finance costs and unwinding of obligations	4	180	6	245
	– Dividends			–	–
	Corporate taxation				
	– Current taxation [4]	5	234	4	192
	Community and social investments [5]	1	23	–	14
	Loss from investments	–	–	–	–
	Total economic value distributed	80	3,408	80	3 510
	Economic value retained [6]	20	855	20	867

[1] Gold income from continuing operations increased by 2% as a result of an 8% increase in the gold price received at $1,249 for 2016.

[2] Operating cost includes items classified as part of cost of sales; corporate administration, marketing and other expenses; exploration and evaluation costs; other operating expenses; and exchange gains and losses - per the income statement. It also includes indirect tax (recoveries) costs; legal fees (recoveries) and other costs related to contract terminations and settlement costs; and retrenchment and related costs - reported as part of special items in the income statement.

[3] Employee salaries, wages and other benefits include all payroll related taxes paid in all jurisdictions in which the group operates.

[4] Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates. The breakdown of taxation per country is as follows:

$ million	2016	2015
– South Africa	(2)	(13)
– Argentina	51	25
– Australia	24	25
– Brazil	50	61
– Ghana	13	–
– Guinea	31	17
– United States of America	(7)	(6)
– Tanzania	72	79
– Other	2	4

[5] Community and social investments exclude expenditure by equity-accounted joint ventures.

[6] Economic value retained excludes impairments and impairment reversals. The economic value retained relates to current year earnings.

For detailed information on physical cash payments made to governments (including all corporate and employee taxes, permits, applications and dividends), refer to the regional reviews.



GLOSSARY OF TERMS

TERM/DEFINITION	TERM/DEFINITION DESCRIPTION
AASA	Anglo American South Africa
ABAC	Anti-Bribery and Anti-Corruption
AGA	AngloGold Ashanti
AGAA	AngloGold Ashanti Australia
AIFR	All Injury Frequency Rate
AMCU	Association of Mine Worker
AODFR	All Occupational Disease Frequency Rate
APA Group	Australian Pipeline Trust limited and APT Investment Trust
ARM	African Rainbow Minerals
ASM	Artisanal and Small-scale Mining
Bn	Billion
BTR	Bow Tie Risk
CBO	Community Based Organisations
CDP	Carbon Disclosure Programme
CEO	Chief Executive Officer
CIMS	Community Information Management System
CYLP	Chairman's Young Leaders Programme
DRC	Democratic Republic of Congo
EDC	Enterprise Development Centres
EEO	Equal Employment Opportunity
EITI	Extractive Industry Transparency Initiative
EnMS	Energy Management System
EPA	Environmental Protection Agency



GLOSSARY OF TERMS (CONTINUED)

TERM/DEFINITION	TERM/DEFINITION DESCRIPTION
FCPA	Foreign Corrupt Practices Act
FIFR	Fatal Injury Frequency Rate
GEDP	Geita Economic Development Project
GHG	Green House Gas
GMWU	Ghana Mine Workers Union
GRI	Global Reporting Initiatives
GVD	Great Victoria Desert
HIV/AIDS	Human Immunodeficiency Virus/Acquired Immune Deficiency Syndrome
HPI	High Potential Incident
HRM	Hazard and Risk Management
ICMC	International Cyanide Management Code
ICMM	International Council on Mining and Metals
IFC	International Finance Corporation
IR	Integrated Report
IRS	Indoor Residual Spraying
ISO	International Standards Organisation
JSE	Johannesburg Stock Exchange
LED	Light Emitting Diode
LNG	Liquefied Natural Gas
LTIFR	Lost Time Injury Frequency Rate
MLTFR	Malaria Lost Time Frequency Rate
Moz	Million Ounces
MQA	Mining Qualification Authority
MSPI	Multi-Stakeholder Partnership Initiative



GLOSSARY OF TERMS (CONTINUED)

TERM/DEFINITION	TERM/DEFINITION DESCRIPTION
Mt	Million tonnes
MWS	Mine Waste Solutions
NGO	Non-Government Organisation
NIHL	Noise Induced Hearing Loss
NUM	National Union of Mineworkers
ODMWA	Occupational Diseases in Mines and Works Act
OECD	Organisation for Economic Cooperation and Development
OHSAS 18001	An international occupational health and safety management system specification
OLD	Occupational Lung Disease
ROI	Return on Investment
SAQ	Self-Assessment Questionnaire
SLAM	Stop, Look, Assess and Manage
SIII	Stratum three
SES	Social, Ethics and Sustainability
SLP	Social Labour Plan
SP	System for People
NIHL	Noise Induced Hearing Loss
PESTLE	Political Economic Social Technological Legal and Environmental
SME	Small and Medium Enterprise
TAMICO	Tanzanian Mines Energy Construction and Allied Workers Union
TB	Tuberculosis
UASA	United Association of South Africa
VPSHR	Voluntary Principals on Security and Human Rights

ADMINISTRATION (CONTINUED)

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

OFFICES:

Registered and Corporate

76 Rahima Moosa Street, Newtown 2001,
South Africa

PO Box 62117, Marshalltown 2107,
South Africa

Telephone: +27 11 637 6000

Fax: +27 11 637 6624

ANGLOGOLD ASHANTI WEBSITE:

www.anglogoldashanti.com

ANGLOGOLD ASHANTI LINKEDIN:

www.linkedin.com/company/anglogold-ashanti.com



For questions and feedback, please contact
sustainability@anglogoldashanti.com



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 12, 2017

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance